
ppl

Harnessing Innovation

20 4 ANNUAL REPORT





On the Cover: Nancy Evans,
PPL senior environmental professional

Above: Matthew Williams,
PPL lineman

Every day, we search for a better way

[illegible] executives to the mechanics [illegible] 12,000 PPL people are always [illegible] ways to improve performance [illegible] shareowners. In these pages [illegible] few of the remarkable improve[illegible] resulted from that continual [illegible] attention to detail. Because sweating the small stuff adds up to big results.



We're taking power line inspections to new heights

Inspecting and maintaining high-voltage lines is crucial to the reliability of the nation's power grid. At PPL, we inspect and make some repairs by helicopter – an innovative method that saves time and money.

"We can keep a constant watch for things like worn components and trees growing too close to the lines," said Gallus "Chip" Wukitsch, a PPL engineer. "With helicopters, we can work on the line without having to take it out of service. When an aerial lineman reaches out from the helicopter and touches a live, 500,000-volt line, he's just like a bird on a wire."




I ♥ NY

Fuel cells – clean energy sources that make electricity at the customer's location – are one innovative way PPL supplies energy to customers. A PPL fuel cell provides 10 percent of the electricity and hot water for the Sheraton New York Hotel near Manhattan's Theater District. It also furnishes emergency power in the event of a blackout.

"This is the first fuel cell of its kind in New York City," said Steve Gabrielle, PPL business development manager. "Think of it as a mini power plant, owned and maintained by PPL, sitting on the roof right outside the hotel's main ballroom. It was a tight squeeze getting it in here, but the payoff is in the cost savings to the hotel, the environmentally friendly energy it produces and the revenues it generates for PPL. Fuel cells make electricity quietly and efficiently, and without combustion. They have enormous potential."

here
ring up

Our subsidiary in England has one of the best customer service records of any electric utility in the United Kingdom, a distinction that earned us an additional percent reward in annual revenues when the government regulator reset our prices in 2004. One innovative service improvement: We equipped office workers, like Vanessa Smith, to answer customer telephone calls at home during emergencies.

"When call volumes reach high levels after normal business hours, our home support phone force is able to log in and start taking calls very quickly," said Alan Higgs, customer service manager for PPL's Western Power Distribution in Plymouth, England. "We're susceptible to wind storms, and during outages we can get absolutely saturated with calls. When a customer wants to speak with us, we will do our utmost to allow that to happen. These folks – all volunteers – become an extension of our customer contact center. They are our safety net."



we're finding treasure in trash



Landfills provide a major source of renewable energy – methane gas. In Pennsauken, N.J., PPL has installed three "landfill engines" that use this waste gas to generate electricity for an aluminum foundry. It's an innovative arrangement that benefits the environment while saving the foundry money on its electric bills and producing revenue for PPL.

"At many landfills, this waste methane is just burned off, or worse – vented to the atmosphere," said John Mazzali, PPL project engineer. "We saw a chance here to harness that fuel in a way that's a win-win for everyone involved. It's a clean energy project that fits in nicely with our distributed generation program – producing power at the user's location. The engines supply enough electricity to power 2,500 homes, and there's enough free fuel beneath the surface here to run them for the next [illegible]5 years."

We're solving [illegible] innovative ways

Operating our Susquehanna nuclear power plant safely and in the top tier of industry performance provides plenty of opportunity for innovation. One example was the way we modified "jet pumps" inside the reactors to reduce vibrations and improve efficiency, saving $1.2 million per year in fuel costs.

"These components are highly radioactive, so they had to remain underwater at all times," said Kevin Kelenski, project manager. "The challenge was to perform this precision machining job perfectly on all 40 pumps – all the while working by remote control and underwater to shield workers from the radiation. No one in the industry had done this before. The job went very well, and we were able to increase water circulation inside the reactors, improving fuel efficiency. When you have a critical task like this one, everybody on the whole team really steps up to the plate and takes accountability for getting the job done right."

We're not wasting a drop

Even with a brand-new power plant, there are opportunities to improve performance, cut costs and reduce environmental impact. Shortly after PPL's Lower Mount Bethel plant came on line in mid-2004, we saw a way to recycle water by sending it to the plant's cooling towers to be used again. The result: an innovative solution that cuts water use, saves money and reduces the plant's environmental impact.

"We're very sensitive about our environmental performance here," said Mike Magnan, plant manager. "We collect about 500 gallons of water per minute from routine maintenance activities and floor drains in the plant. Previously, we had to send this water to an industrial water treatment facility. Now, we use it in our cooling towers. This cuts down on the amount of fresh water we have to draw from the river, benefits the environment by reducing waste and saves money on treatment costs. It's a simple change, really, that has a very big payoff."









We're thinking on our feet

Having power plants available when our customers need them is a top priority at PPL. When a routine inspection found broken bolts deep inside the largest generator at our Thompson Falls hydroelectric dam in Montana, it looked like the unit might have to undergo lengthy repairs during the peak generating season. But an employee had a better idea.

"This was at a time of high river flow, and if we're not running that's a terrible waste of water," says Noel Jacobson, an operator and maintenance worker at the dam. "I got the idea to build some brackets to hold pressure on the top of the machine where the bolts were broken. We made a quick sketch and faxed it out to the engineers, and they liked it." Over the next four days, Jacobson and the crew built and installed 30 of the specially designed and fabricated hold-downs. With quick thinking and a can-do attitude, the generator was back in service in only five days, turning the rushing water of the Clark Fork River into electricity for our customers.

Financial Highlights

For the years ended December 31	2004	2003
Financial		
Operating revenues (millions) [a]	**$ 5,812**	$ 5,596
Net income (millions) [b]	**698**	734
Earnings from ongoing operations (millions) [b]	**690**	642
Basic earnings per share	**3.79**	4.25
Diluted earnings per share	**3.77**	4.24
Basic earnings per share – ongoing operations [b][e]	**3.74**	3.72
Diluted earnings per share – ongoing operations [b][e]	**3.72**	3.71
Dividends declared per share	**1.64**	1.54
Total assets (millions) [c]	**17,761**	17,123
Book value per share [c]	**22.42**	18.38
Market price per share [c]	**53.28**	43.75
Dividend yield [c]	**3.08%**	3.52%
Dividend payout ratio [d]	**44%**	36%
Dividend payout ratio – ongoing operations [d][e]	**44%**	42%
Market/book value ratio [c]	**238%**	238%
Price/earnings ratio [c][d]	**14.13**	10.32
Price/earnings ratio – ongoing operations [c][d][e]	**14.32**	11.79
Ratio of earnings to fixed charges	**2.6**	2.5
Return on average common equity	**18.14%**	26.55%
Return on average common equity – ongoing operations [e]	**18.09%**	22.67%
Operating		
Domestic – Electric energy supplied – retail (millions of kwh)	**37,664**	36,774
Domestic – Electric energy supplied – wholesale (millions of kwh)	**37,394**	37,841
Domestic – Electric energy delivered (millions of kwh)	**35,897**	36,083
International – Electric energy delivered (millions of kwh)	**32,846**	31,952
Net system capacity (megawatts) [c]	**12,274**	11,527
Number of customers (millions) [c]	**5.1**	4.9
Construction expenditures (millions)	**$ 734**	$ 767

[a] 2003 amount reclassified to conform to the current presentation.

[b] Net income, or earnings, is a financial measure reported in accordance with generally accepted accounting principles (GAAP). Net income in 2004 and 2003 was affected by several unusual items. Earnings from ongoing operations excludes the impact of these unusual items. Earnings from ongoing operations should not be considered as an alternative to net income, which is determined in accordance with GAAP, as an indicator of operating performance. PPL believes that earnings from ongoing operations, although a non-GAAP measure, is also useful and meaningful to investors because it provides them with PPL's underlying earnings performance as another criterion in making their investment decisions. PPL's management also uses earnings from ongoing operations in measuring certain corporate performance goals. Other companies may use different measures to present financial performance. See page 96 for a reconciliation of earnings from ongoing operations and net income.

[c] End of period.

[d] Based on diluted earnings per share.

[e] Calculated using earnings from ongoing operations.

William F. Hecht
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER



Dear Shareowners,

Challenges, opportunities and accomplishments marked 2004 as another successful year in the growth of PPL Corporation:

- Our regulated Pennsylvania subsidiary, PPL Electric Utilities, was awarded a $194 million increase in annual revenue by the Pennsylvania Public Utility Commission.
- In the United Kingdom, the electricity regulator awarded the company's subsidiaries – Western Power Distribution-Southwest and Western Power Distribution-South Wales – a slight increase in distribution prices, while praising our customer service as the best in England, Scotland and Wales.
- PPL Generation, our domestic unregulated generation subsidiary, completed a complex maintenance and modification project at the Susquehanna Unit 1 nuclear plant, increasing the unit's generating capacity by 50 megawatts.
- PPL Generation also brought into service our newest power plant, a 600-megawatt gas-fired facility located in Lower Mount Bethel, Pennsylvania.

- PPL Corporation met the stringent requirements of Section 404 of the Sarbanes-Oxley Act, a major undertaking that provided confidence to our shareowners that PPL has effective financial reporting controls in place throughout the corporation, including corporate governance controls. This effort, involving hundreds of professionals on three continents, allowed PPL Corporation to be among the first major corporations to be certified under that act.

Even as we achieved these milestones, we continued to enhance our execution of the fundamentals. For the third straight year, our generation company set a record for electricity produced, and our regulated distribution subsidiaries won recognition for exemplary customer service.

In 2004, we again demonstrated the validity of our strategy, developed a number of years ago. That strategy has resulted in the expansion of both our electricity delivery operations and our generation operations. This has led to our purchase of electricity distribution companies in England, Wales, Chile, El Salvador and Bolivia. We also have acquired or built power plants in Montana, Maine, Connecticut, New York, Arizona, Illinois and Pennsylvania.

"Today, 12,000 PPL people on three continents are dedicated to delivering on the promises that we make to you, our shareowners, and to our customers around the world."

We embarked on this strategy to grow shareowner value. We did so understanding that such a strategy is not an end in itself. On the contrary, this strategy, which is built for long-term sustainable growth, requires superb operating performance. So, it is our confidence in the ability and dedication of PPL people that enables us to continue to build on the solid base we established through our first 75 years as a Pennsylvania-based electricity company.

Today, 12,000 PPL people on three continents are dedicated to delivering on the promises that we make to you, our shareowners, and to our customers around the world. Every day, these employees leave their homes and travel to customers, power plants, service depots and office buildings, bringing with them knowledge and experience that are among the best in the energy business. Our corporate strategy depends on our employees performing at levels that are significantly above average today – and on finding ways to do even better tomorrow.

The results speak for themselves. Your company continues to be one of the most successful in the industry, with its stock price increasing by 133 percent over the past five years, a rate that is more than seven times faster than the Dow Jones Utilities Average® over that period.

Also over the past five years, PPL's common stock price has grown at a greater rate than all but three of the FORTUNE 500® utility companies. In 2004, we also significantly outperformed the Standard & Poor's® 500, with our stock price growing at 21.8 percent, compared with a 9 percent increase in that index.

In addition, for the fourth year in a row, we have increased our dividend. At $1.84 per share on an annualized basis, the dividend has increased by more than 70 percent over the past four years. We also announced recently that it is our policy to continue to grow our dividend at a rate exceeding our projected rate of growth in earnings per share from ongoing operations, until we reach a payout ratio in the 50 percent range.

As we look to the future, your company will continue to find ways to provide long-term, sustainable growth. We will continue to be a major supplier of electricity in key markets, searching for expansion opportunities that provide you with clear benefits. We also will continue to provide the best in electricity delivery services to nearly 5 million customers on three continents.

Your company has an excellent strategy in place. We have the right people to carry out that strategy. PPL also has another valuable advantage: We know that success is not guaranteed. Rather, it is earned day-by-day by paying attention to the basics and executing on new opportunities.

On behalf of all 12,000 people of PPL, I pledge our continued dedication to living up to the confidence that you have placed in us.



WILLIAM F. HECHT
Chairman, President
and Chief Executive Officer
March 18, 2005

William F. Hecht
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

John R. Biggar
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

James H. Miller
EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER

PPL Executive Discussion







PPL Corporation's success in the changing global electricity business is the result of strategic innovation as well as the on-the-ground innovation of PPL's employees around the world. Chairman Bill Hecht, Chief Financial Officer John Biggar and Chief Operating Officer Jim Miller talk about the company's strategic direction and operational performance.

PPL has a long history of steady growth. Over the past five years, however, the company has grown at a dramatic pace, taking a place among the leaders in the industry. What has driven this extraordinary growth?

Hecht: We are very pleased that we have been able to capitalize on emerging opportunities in our industry to significantly improve the company's value for our shareowners. In the early 1990s, we recognized that changes were coming to the electricity business, and we developed a strategy both to influence that change and to take advantage of emerging opportunities. As deregulation in the United States brought assets to the market and as privatization of overseas distribution companies moved forward, we were prepared to act. When we acted, we did so thoughtfully and diligently, expanding the company at a time of extraordinary opportunity. Most significant, we executed this expansion by keeping our feet firmly planted on the ground, by being honest with ourselves about our limitations, about what we did not know and about what we could not do.

Biggar: We also ensured that the company's financial strength was protected as we expanded. While some companies in our sector overreached with their growth plans, we maintained the discipline to finance all of our acquisitions in a balanced manner, never jeopardizing our investment-grade ratings.

Hecht: That's right. While some of our acquisitions, like the purchase of 13 power plants in Montana, may have appeared aggressive, they were made with a meticulous understanding of the financial and operational implications. We also made a realistic assessment of what company skills were transferable to the new company we were creating and what skills we would have to develop. This sort of assessment led to, among other things, the creation of our Energy Marketing Center, which we established by hiring some of the brightest people in the wholesale energy commodity business and by providing additional professional development to people we already had on board.

Miller: As we were expanding, however, we also had another significant challenge: to retain our traditional focus on operational excellence even while we were changing our corporate landscape. PPL's strategy for success always has been vitally linked to a conviction that our employees must – and can – successfully compete in global markets. We expect our employees to take ownership of their operations, and the result has been continual, dramatic improvement.

PPL has outperformed nearly all the electric companies in the S&P 500® over the past five years. Why is this so?

Hecht: Part of the reason for our success has been our depth of understanding of the electricity business and our self-confidence to take actions that did not always follow the conventional wisdom. In devising our strategy and initiatives, we listened to the best opinions and advice of those in our industry, including our colleagues at other electricity companies. In the end, however, we made some decisions that took us in a different direction than many others. We decided that there was value in owning and operating both electricity distribution and electricity generation companies. We concluded that we would not be speculative traders but would base our energy marketing operations on assets that we controlled, and that we would employ advanced statistical risk management techniques to guide our initiatives. And, we determined that there were significant growth prospects in certain overseas markets. We also recommitted ourselves to a long-standing PPL principle that we would ensure long-term value for our shareowners by doing business only in markets where we also could expect to bring value to customers and counterparties.

Miller: Certainly, we didn't avoid all the bumps in the road. For example, we simply failed in Brazil due to an unprecedented drought affecting hydroelectric generation and to ineffective regulatory actions in an ailing sector. And, we trimmed back some of our generation expansion plans as a result of the significant downturn in wholesale market prices following the crisis in California. But we also were decisive in those situations, acting quickly to minimize losses to shareowners. We didn't bury our heads in the sand and pretend the problems would go away.

Biggar: On the contrary, we leveled with each other and with our shareowners, telling them that it was necessary to end our investments in these projects, take the appropriate charges and move on. I believe this direct, no-nonsense approach to our business has created additional value for our shareowners. While there have been some setbacks, we have learned from our experiences and have avoided the major problems that have seriously damaged some of the largest players in our business. On the whole, however, the growth in shareowner value from our successes has far outweighed the impact of our relatively few missteps.

How will PPL continue to grow the company?

Miller: As has been the case for the last decade, we are continuing our search for the right expansion opportunities. That type of expansion, however, will not be the only source of our growth over the next several years. PPL employees are also growing earnings from the operations that we already have. We are improving the capacity and availability of our power plants. We are developing new ways to provide extraordinary customer service in our electricity delivery business in the United States, Latin America and the United Kingdom. We are taking full advantage of our strong generation fleet in our wholesale and retail marketing operations.

Biggar: Over the next several years, we are projecting a 3 percent to 5 percent compound annual growth rate in earnings, derived primarily from enhancements to and improvements in the operation of our existing assets. We should note that our projected growth rate excludes any asset additions or possible increases in wholesale energy prices. Our stronger balance sheet and improved cash flow position us for pursuit of growth opportunities.

What are the key issues for the company over the next several years?

Hecht: We recently announced that we will be undertaking major construction projects to install the most advanced pollution control equipment available at our Montour and Brunner Island power plants in Pennsylvania. Meanwhile, debate continues regarding the future of energy markets in the United States, with the country seemingly split over the question of deregulation. And, in Pennsylvania, we are working with the state to develop electricity supply regulations as the deregulation transition period comes to an end. Each of these items, and many others, provides us with both opportunity and challenge. We are managing these issues with the same rigor and discipline that have allowed us to prosper over the past decade.

Miller: We always are faced with one ongoing challenge: the imperative to continually improve our operations. This is an area in which we can never rest.

Some companies have dramatically increased their dividends over the past year or so. What is PPL's dividend policy?

Biggar: Given the company's sound financial performance, our dividend policy is to grow our common stock dividend, at a rate exceeding the projected rate of growth in earnings per share from ongoing operations, until the dividend payout ratio reaches the 50 percent level. In pursuit of this objective, we announced at the end of February that we are increasing the quarterly dividend by 12 percent to an annualized level of $1.84 per share.

Why should someone consider PPL when making an investment decision?

Hecht: Our record and our people. We have proven that we have what it takes to succeed in this business – a clear strategy and the ability to carry out that strategy. PPL people are among the best in the business, and they are constantly learning – and inventing – new ways to succeed. The formula for success in today's electricity business is deceptively simple on paper yet extremely challenging in execution: a solid strategy and the people to carry it out. We continue to prove that PPL has both.

Major Businesses	Locations	Customers	Employees	President	Business Advantage
PPL EnergyPlus					
PPL Generation					
PPL Global					
PPL Electric Utilities					



Ongoing Earnings by Business Segment*
13%
62%
25%
Supply
International Delivery
U.S. Delivery

*See page 96 for reconciliation of business segment earnings from ongoing operations and net income.

Nearly two-thirds of the company's ongoing earnings in 2004 came from the supply business, which includes PPL Generation and PPL EnergyPlus.



Annualized Dividend
$1.84
$1.64
$1.54
$1.44
$1.06
01 02 03 04 05

PPL Corporation's annualized dividend has increased by more than 70 percent since 2001.



Comparison of 5-year Cumulative Total Return*
For PPL Corporation, S&P 500® Index and Edison Electric Institute Index of Investor-owned Electric Utilities
$300
$250
$200
$150
$100
$50
$0
$277.85
$174.56
$89.03
PPL Corporation
EEI Index of Investor-owned Electric Utilities
S&P 500® Index
12/31/99
12/31/00
12/31/01
12/31/02
12/31/03
12/31/04

*Assumes $100 investment on 12/31/99 and reinvestment of dividends.

PPL Corporation continues to significantly outperform the S&P 500® Index and an index of investor-owned utilities.



Total U.S. Generation at PPL Power Plants
(Billions of kwh)
00 01 02 03 04

For the third year in a row, the company's U.S. power plants generated a record amount of electricity.

Electricity Delivery Customers

Country	Customers
England	1,485,140
United States	1,351,170
Wales	1,083,220
Chile	544,120
El Salvador	266,560
Bolivia	258,650

Nearly three-quarters of PPL's 5 million electricity delivery customers are in countries other than the United States.

21 Selected Financial and Operating Data
22 Management's Discussion and Analysis
44 Report of Independent Registered Public Accounting Firm
45 Management's Report on Internal Control Over Financial Reporting
46 Consolidated Statement of Income
47 Consolidated Statement of Cash Flows
48 Consolidated Balance Sheet
50 Consolidated Statement of Shareowners' Common Equity and Comprehensive Income
51 Consolidated Statement of Preferred Stock
52 Consolidated Statement of Long-term Debt

53 Note 1 Summary of Significant Accounting Policies
58 Note 2 Segment and Related Information
60 Note 3 Investment in Unconsolidated Affiliates – at Equity
60 Note 4 Earnings Per Share
61 Note 5 Income and Other Taxes
63 Note 6 Nuclear Decommissioning
64 Note 7 Financial Instruments
64 Note 8 Credit Arrangements and Financing Activities
67 Note 9 Acquisitions, Development and Divestitures
69 Note 10 Leases
69 Note 11 Stock-Based Compensation
71 Note 12 Retirement and Postemployment Benefits
76 Note 13 Jointly-Owned Facilities
76 Note 14 Commitments and Contingent Liabilities
87 Note 15 Related Party Transactions
87 Note 16 Other Income – Net
88 Note 17 Derivative Instruments and Hedging Activities
91 Note 18 Restricted Cash
91 Note 19 Goodwill and Other Intangible Assets
92 Note 20 Workforce Reduction
92 Note 21 Asset Retirement Obligations
92 Note 22 Variable Interest Entities
93 Note 23 New Accounting Standards

96 Reconciliation of Financial Measures (Unaudited)
97 Glossary of Terms and Abbreviations

Selected Financial and Operating Data

PPL Corporation[a]	2004	2003	2002	2001	2000
Income Items – millions					
Operating revenues[b]	**$ 5,812**	$ 5,596	$ 5,491	$ 5,147	$ 4,541
Operating income	**1,387**	1,340	1,246	850	1,194
Income from continuing operations	**700**	719	360	169	487
Net income	**698**	734	208	179	498
Balance Sheet Items – millions[c]					
Property, plant and equipment – net[b]	**11,209**	10,593	9,733	5,947	5,948
Recoverable transition costs	**1,431**	1,687	1,946	2,172	2,425
Total assets	**17,761**	17,123	15,552	12,562	12,360
Long-term debt	**7,658**	7,859	6,267	5,579	4,784
Long-term debt with affiliate trusts[d]	**89**	681			
Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely company debentures[d]			661	825	250
Preferred stock					
With sinking fund requirements			31	31	46
Without sinking fund requirements	**51**	51	51	51	51
Common equity	**4,239**	3,259	2,224	1,857	2,012
Short-term debt	**42**	56	943	118	1,037
Total capital provided by investors	**12,079**	11,906	10,177	8,461	8,180
Capital lease obligations	**11**	12			
Financial Ratios					
Return on average common equity – %	**18.14**	26.55	10.27	8.41	27.49
Embedded cost rates[c]					
Long-term debt – %	**6.67**	6.56	7.04	6.84	6.98
Preferred stock – %	**5.14**	5.14	5.81	5.81	5.87
Preferred securities – %[d]			8.02	8.13	8.44
Times interest earned before income taxes	**2.72**	2.93	1.97	2.19	3.05
Ratio of earnings to fixed charges – total enterprise basis[e]	**2.6**	2.5	1.9	1.7	2.5
Common Stock Data					
Number of shares outstanding – thousands					
Year-end	**189,072**	177,362	165,736	146,580	145,041
Average	**184,228**	172,795	152,492	145,974	144,350
Number of shareowners of record[c]	**81,175**	83,783	85,002	87,796	91,777
Income from continuing operations – Basic EPS	**$ 3.80**	$ 4.16	$ 2.36	$ 1.16	$ 3.38
Income from continuing operations – Diluted EPS	**$ 3.78**	$ 4.15	$ 2.36	$ 1.15	$ 3.37
Net income – Basic EPS	**$ 3.79**	$ 4.25	$ 1.37	$ 1.23	$ 3.45
Net income – Diluted EPS	**$ 3.77**	$ 4.24	$ 1.36	$ 1.22	$ 3.44
Dividends declared per share	**$ 1.64**	$ 1.54	$ 1.44	$ 1.06	$ 1.06
Book value per share[c]	**$ 22.42**	$ 18.38	$ 13.42	$ 12.67	$ 13.87
Market price per share [c]	**$ 53.28**	$ 43.75	$ 34.68	$ 34.85	$ 45.188
Dividend payout rate – %[f]	**44**	36	106	87	31
Dividend yield – %[g]	**3.08**	3.52	4.15	3.04	2.35
Price earnings ratio[f][g]	**14.13**	10.32	25.50	28.57	13.14
Sales Data – millions of kWh					
Domestic – Electric energy supplied – retail	**37,664**	36,774	36,746	37,395	37,758
Domestic – Electric energy supplied – wholesale	**37,394**	37,841	36,849	27,683	40,925
Domestic – Electric energy delivered	**35,897**	36,083	35,712	35,534	34,731
International – Electric energy delivered[h]	**32,846**	31,952	33,313	5,919	3,735

[a] The earnings each year were affected by unusual items, which affected net income. See "Earnings" in Management's Discussion and Analysis for a description of unusual items in 2004, 2003 and 2002.

[b] Data for certain years are reclassified to conform to the current presentation.

[c] At year-end.

[d] On July 1, 2003, PPL adopted the provisions of SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." The company-obligated mandatorily redeemable preferred securities are mandatorily redeemable financial instruments, as they require the issuer to redeem the securities for cash on a specified date. Thus, they should be classified as liabilities, as a component of long-term debt, instead of "mezzanine" equity on the Balance Sheet. However, as of December 31, 2004 and 2003, no amounts were included in "Long-term Debt" for these securities because PPL Capital Funding Trust I and SIUK Capital Trust I were deconsolidated effective December 31, 2003, in connection with the adoption of FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," for certain entities. Instead, the subordinated debt securities that support the company-obligated mandatorily redeemable preferred securities of the trust are reflected in "Long-term Debt with Affiliate Trusts" as of December 31, 2004 and 2003, to the extent they were outstanding. See Notes 8 and 22 to the Financial Statements for additional information.

[e] Computed using earnings and fixed charges of PPL and its subsidiaries. Fixed charges consist of interest on short- and long-term debt, other interest charges, interest on capital lease obligations, the estimated interest component of other rentals and preferred dividends.

[f] Based on diluted EPS.

[g] Based on year-end market prices.

[h] Deliveries for 2002 include the electricity deliveries of WPD for the full year and of CEMAR prior to deconsolidation.

Management's Discussion and Analysis

Terms and abbreviations are explained in the glossary. Dollars are in millions, except per share data, unless otherwise noted.

Forward-looking Information

Statements contained in this report concerning expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical facts are "forward-looking statements" within the meaning of the federal securities laws. Although PPL believes that the expectations and assumptions reflected in these statements are reasonable, there can be no assurance that these expectations will prove to be correct. These forward-looking statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the forward-looking statements. In addition to the specific factors discussed in the Management's Discussion and Analysis section herein, the following are among the important factors that could cause actual results to differ materially from the forward-looking statements:

- market demand and prices for energy, capacity and fuel;
- weather conditions affecting customer energy usage and operating costs;
- competition in retail and wholesale power markets;
- the effect of any business or industry restructuring;
- the profitability and liquidity of PPL and its subsidiaries;
- new accounting requirements or new interpretations or applications of existing requirements;
- operation and availability of existing generation facilities and operating costs;
- transmission and distribution system conditions and operating costs;
- environmental conditions and requirements;
- development of new projects, markets and technologies;
- performance of new ventures;
- asset acquisitions and dispositions;
- political, regulatory or economic conditions in states, regions or countries where PPL or its subsidiaries conduct business;
- receipt of necessary governmental permits, approvals and rate relief;
- impact of state, federal or foreign investigations applicable to PPL and its subsidiaries and the energy industry;
- the outcome of litigation against PPL and its subsidiaries;
- capital market conditions and decisions regarding capital structure;
- stock price performance;
- the market prices of equity securities and the impact on pension income and resultant cash funding requirements for defined benefit pension plans;
- securities and credit ratings;
- state, federal and foreign regulatory developments;
- foreign exchange rates;
- new state, federal or foreign legislation, including new tax legislation;
- national or regional economic conditions, including any potential effects arising from terrorist attacks in the U.S., the situation in Iraq and any consequential hostilities or other hostilities; and
- the commitments and liabilities of PPL and its subsidiaries.

Any such forward-looking statements should be considered in light of such important factors and in conjunction with PPL's Form 10-K and other reports on file with the SEC.

New factors that could cause actual results to differ materially from those described in forward-looking statements emerge from time to time, and it is not possible for PPL to predict all of such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement. Any forward-looking statement speaks only as of the date on which such statement is made, and PPL undertakes no obligations to update the information contained in such statement to reflect subsequent developments or information.

Overview

PPL is an energy and utility holding company with headquarters in Allentown, PA. Through its subsidiaries, PPL is primarily engaged in the generation and marketing of electricity in two key markets – the northeastern and western U.S. – and in the delivery of electricity in Pennsylvania, the U.K. and Latin America. PPL's strategy for its electricity generation and marketing business is to match energy supply with load, or customer demand, under long-term and intermediate-term contracts with creditworthy counterparties. PPL's strategy for its electricity delivery businesses is to own and operate these businesses at the highest level of quality and reliability and at the most efficient cost.

PPL faces several risks in its generation business. The principal risks are electricity wholesale price risk, fuel supply and price risk, power plant performance and counterparty credit risk. PPL attempts to manage these risks through various means. For instance, PPL operates a portfolio of generation assets that is diversified as to geography, fuel source, cost structure and operating characteristics. PPL is focused on the operating efficiency of these power plants and maintaining their availability. In addition, PPL has in place and continues to pursue long-term and intermediate-term contracts for energy sales and fuel supply, and other means, to mitigate the risks associated with adverse changes in the difference, or margin, between the cost to produce electricity and the price at which PPL sells it. PPL's contractual commitments for energy sales are primarily satisfied through its own generation assets – i.e., PPL primarily markets and trades around its physical portfolio of generating assets through integrated generation, marketing and trading functions. PPL has in place risk management programs that, among other things, are designed to monitor and manage its exposure to volatility of earnings and cash flows related to changes in energy and fuel prices, interest rates, foreign currency exchange rates, counterparty credit quality and the operational performance of its generating units.

PPL's electricity delivery businesses are rate-regulated. Accordingly, these businesses are subject to regulatory risk in terms of the costs that they may recover and the investment returns that they may collect in customer rates. The principal challenge that PPL faces in its electricity delivery businesses is to maintain high standards of customer service and reliability in a cost-effective manner. PPL faces certain financial risks by conducting international operations, such as fluctuations in currency exchange rates. PPL attempts to manage these financial risks through its risk management program.

A key challenge for PPL's business as a whole is to maintain a strong credit profile. In the past few years, investors, analysts and rating agencies that follow companies in the energy industry have been particularly focused on the credit quality and liquidity position of energy companies. PPL is focused on strengthening its balance sheet and improving its liquidity position, thereby improving its credit profile.

The purpose of "Management's Discussion and Analysis" is to provide information concerning PPL's past and expected future performance in implementing the strategies and managing the risks and challenges outlined above. Specifically:

- "Results of Operations" provides an overview of PPL's operating results in 2004, 2003 and 2002, starting with a review of earnings. The earnings review includes a listing of certain unusual items that had significant impacts in these years, and it also includes a description of key factors that management expects may impact future earnings. "Results of Operations" also includes an explanation of changes during this three-year period in significant income statement components, such as energy margins, utility revenues, operation and maintenance expenses, financing costs, income taxes and cumulative effects of accounting changes.
- "Financial Condition – Liquidity" provides an analysis of PPL's liquidity position and credit profile, including its sources of cash (including bank credit facilities and sources of operating cash flow) and uses of cash (including contractual commitments and capital expenditure requirements) and the key risks and uncertainties that impact PPL's past and future liquidity position and financial condition. This subsection also includes an explanation of recent rating agency decisions affecting PPL, as well as a listing of PPL's current credit ratings.
- "Financial Condition – Risk Management – Energy Marketing & Trading and Other" includes an explanation of PPL's risk management program relating to market risk (i.e., commodity price, interest rate and foreign currency exchange risk) and credit risk (i.e., counterparty credit risk).
- "Application of Critical Accounting Policies" provides an overview of the accounting policies that are particularly important to the results of operations and financial condition of PPL and that require PPL's management to make significant estimates, assumptions and other judgments. Although PPL's management believes that these estimates, assumptions and other judgments are appropriate, they relate to matters that are inherently uncertain. Accordingly, changes in the estimates, assumptions and other judgments applied to these accounting policies could have a significant impact on PPL's results of operations and financial condition, as reflected in PPL's Financial Statements.

The information provided in "Management's Discussion and Analysis" should be read in conjunction with PPL's Financial Statements and the accompanying Notes.

Results of Operations

The following discussion, which explains significant annual changes in principal items on the Statement of Income, compares 2004 to 2003 and compares 2003 to 2002.

WPD's results, as consolidated in PPL's Statement of Income, are impacted by changes in foreign currency exchange rates. Changes in foreign exchange rates increased WPD's portion of revenue and expense line items by about 12% in 2004 compared with 2003 and by about 9% in 2003 compared with 2002.

The comparability of certain items on the 2003 and 2002 Statements of Income has also been impacted by PPL Global's investment in CEMAR. The consolidated results of CEMAR are included from January to August 2002, when PPL had a controlling interest. See Note 9 to the Financial Statements for more information, including the sale of this investment in 2004.

Earnings

Net income and the related EPS were as follows:

	2004	2003	2002
Net income	**$ 698**	$ 734	$ 208
EPS – basic	**$3.79**	$4.25	$1.37
EPS – diluted	**$3.77**	$4.24	$1.36

The after-tax changes in net income were primarily due to:

	2004 vs. 2003	2003 vs. 2002
Domestic:		
Eastern U.S. non-trading margins	**$ 35**	$ (2)
Northwestern U.S. non-trading margins	**(1)**	16
Southwestern U.S. non-trading margins	**(5)**	5
Net energy trading margins	**7**	(6)
Delivery revenues (net of CTC/ITC amortization, interest expense on transition bonds and ancillary charges)	**5**	11
Operation and maintenance expenses	**(17)**	(41)
Realized earnings on nuclear decommissioning trust (Note 16)	**(16)**	12
Contribution of property	**(10)**	12
Taxes, other than income (excluding gross receipts tax)	**10**	(14)
Synfuel earnings	**11**	2
Depreciation	**(22)**	
Energy related businesses	**(5)**	(4)
Interest income on IRS tax settlement	**14**	
Reduction in tax reserves associated with stranded costs securitization	**22**	
Interest expense and distributions on preferred securities	**(14)**	51
Other	**6**	(6)
Total Domestic	**20**	36
International:		
U.K. operations:		
Benefit of complete ownership of WPD (Note 9)		29
Impact of changes in foreign currency exchange rates	**22**	14
Distribution margins	**5**	
Operation and maintenance expenses	**11**	
Other	**(6)**	1
Latin America	**3**	18
Other	**(7)**	3
Total International	**28**	65
Unusual items	**(84)**	425
	$(36)	$526

The changes in net income from year to year were, in part, attributable to several unusual items with significant earnings impacts, including accounting changes, discontinued operations and infrequently occurring items. The after-tax impacts of these unusual items are:

	2004	2003	2002
Accounting changes:			
ARO (Note 21)		$ 63	
Consolidation of variable interest entities (Note 22)		(27)	
Goodwill impairment (Note 19)			$(150)
Sale of CGE (Note 9)	**$ (7)**		
Sale of CEMAR (Note 9)	**23**		
Discontinued operations (Note 9)	**(2)**	(20)	
CEMAR-related net tax benefit (Note 5)		81	
Impairment of investment in technology supplier (Note 9)	**(6)**		
Workforce reduction (Note 20)		(5)	(44)
Write-down of generation assets (Note 9)			(26)
CEMAR operating losses (Note 9)			(23)
CEMAR impairment (Note 9)			(98)
Tax benefit – Teesside (Note 9)			8
Total	**$ 8**	$ 92	$(333)

The year-to-year changes in earnings components, including domestic gross energy margins by region and income statement line items, are discussed in the balance of "Results of Operations."

PPL's future earnings could be, or will be, impacted by a number of key factors, including the following:

- PPL's future energy margins and, consequently, its future earnings, may be impacted by fluctuations in market prices for electricity, as well as fluctuations in fuel prices, fuel transportation costs and emission allowance expenses. For instance, although PPL expects market prices for electricity in 2005 to be higher than in 2004, PPL is not expecting an increase in its 2005 energy margins due to expected increases in the cost of fuel, fuel transportation and emissions allowances.
- A key part of PPL's overall strategy is to enter into long-term and intermediate-term energy supply agreements in order to mitigate market price and supply risk. PPL's ability to continue to enter into such agreements, and to renew existing energy supply agreements, may affect its future earnings. See Note 14 to the Financial Statements for more information regarding PPL's wholesale energy commitments and Note 15 for more information regarding the PLR contracts.
- PPL Electric has agreed to provide electricity supply to its PLR customers at predetermined rates through 2009, and it has entered into PUC-approved, full requirements energy supply agreements with PPL EnergyPlus to fulfill its PLR obligation. The predetermined charges for generation supply which PPL Electric collects from its PLR customers and pays to PPL EnergyPlus under the energy supply agreements provide for annual increases in each year commencing in 2006 and continuing through 2009. PPL Electric's PLR obligation after 2009 will be determined by the PUC pursuant to rules that have not yet been promulgated.
- Due to current electricity and natural gas price levels, there is a risk that PPL may be unable to recover its investment in certain gas-fired generation facilities. Under GAAP, PPL does not believe that there is an impairment charge to be recorded for these facilities at this time. PPL is unable to predict the earnings impact of this issue, based upon future energy and fuel price levels, applicable accounting rules and other factors, but such impact may be material.
- In June 2004, a subsidiary of PPL Generation agreed to sell the 450 MW Sundance power plant to Arizona Public Service Company (APS). Each party has waived the remaining contractual conditions for approval of the transaction by the Arizona Corporation Commission. The sale still requires approvals of the FERC under the Federal Power Act. PPL cannot predict whether or when these approvals will be obtained. PPL estimates that a loss on sale or an impairment charge of about $47 million after tax, or $0.25 per share, could be recorded in 2005 depending on the timing and likelihood of obtaining the FERC approvals.
- PPL's ability to manage operational risk with respect to its generation plants is critical to its financial performance. Specifically, depending on the timing and duration of both planned and unplanned outages (in particular, if such outages are during peak periods or periods of severe weather), PPL's revenue from energy sales could be adversely affected and its need to purchase power to satisfy its energy commitments could be significantly increased. PPL has been successful in the past several years in increasing fleet-wide equivalent availability (i.e., the percentage of time in a year that a generating unit is capable of producing power) from the low 80% range to over 90%. However, since many of its generating units are reaching mid-life, PPL is faced with the potential for outages of longer duration to accommodate significant investments in major component replacements.
- PPL has interests in two synthetic fuel facilities and receives tax credits pursuant to Section 29 of the Internal Revenue Code based on its sale of synthetic fuel to unaffiliated third-party purchasers. PPL has estimated that these facilities will contribute approximately $0.21 to annual EPS through 2007. See Note 14 to the Financial Statements for a discussion of the requirements to receive the Section 29 tax credits, the IRS review of synthetic fuel production procedures and the impact of higher oil prices on the Section 29 tax credits.
- In March 2004, PPL Electric filed a request with the PUC for an overall annual net increase in distribution rates of approximately $164 million (subsequently amended to $160 million), based on a return on equity of 11.5%, and notified the PUC that it planned to pass through to customers approximately $57 million in increased transmission charges imposed on PPL Electric by PJM. In December 2004, the PUC approved an increase in PPL Electric's distribution rates of approximately $137 million (based on a return on equity of 10.7%), and approved PPL Electric's proposed mechanism for collecting the additional $57 million in transmission-related charges, for a total increase of approximately $194 million, effective January 1, 2005.

- In January 2005, severe ice storms hit PPL Electric's service territory. PPL Electric had to restore service to about 238,000 customers. Although the actual cost of these storms and the specific allocation of such cost between operation and maintenance expense and capital costs is not yet finalized, PPL Electric currently estimates a total cost of $22 million, with approximately 85% being expensed. On February 11, 2005, PPL Electric filed a petition with the PUC for authority to defer and amortize for regulatory accounting and reporting purposes its actual cost of these storms, excluding capitalized costs of approximately $3 million and regular payroll expenses of approximately $2 million (pursuant to PUC precedent on this issue). If the PUC grants this petition, PPL Electric's management at that time will assess the recoverability of these costs in PPL Electric's next general rate increase proceeding. Based on the PUC's action on the petition and management's assessment, PPL Electric would either record these storm expenses, excluding regular payroll, as a regulatory asset in accordance with SFAS 71, "Accounting for the Effects of Certain Types of Regulation," or record these storm expenses on its income statement. If the PUC grants the petition before PPL Electric files its Form 10-Q for the first quarter of 2005, the result of this assessment will be reflected in PPL Electric's financial statements for the first quarter of 2005. If the PUC has not acted on or has denied the petition by such date, PPL Electric would record these storm expenses on its income statement. At this time, PPL Electric cannot predict the outcome of this matter.
- Earnings in 2005 and beyond are expected to continue to be adversely affected by increased pension costs. Specifically, WPD will experience increased pension costs due to a recent actuarial valuation of WPD's plans that reflects higher pension obligations. The increase in pension costs in 2005 is forecasted to be approximately $22 million after tax, and the increase in pension costs is expected to continue to be significant in 2006. See "Other Operation and Maintenance" for the impact on earnings in 2004.
- PPL is unable to predict whether future impairments of goodwill may be required for its domestic and international investments. While no goodwill impairments were required based on the annual review performed in the fourth quarter of 2004, future impairments may occur due to determinations of carrying value exceeding the fair value of these investments.
- See Note 14 to the Financial Statements for potential commitments and contingent liabilities that may impact future earnings.
- See "Application of Critical Accounting Policies" for an overview of accounting policies that are particularly important to the results of operations and financial condition of PPL and that require PPL's management to make significant estimates, assumptions and other judgments. Although PPL's management believes that these estimates, assumptions and other judgments are appropriate, they relate to matters that are inherently uncertain.
- See Note 23 to the Financial Statements for new accounting standards that have been issued but not yet adopted by PPL that may impact future earnings.

Domestic Gross Energy Margins

The following table provides changes in the income statement line items that comprise domestic gross energy margins:

	2004 vs. 2003	2003 vs. 2002
Utility revenues	**$ 183**	$ 31
Unregulated retail electric and gas revenues	**(34)**	(30)
Wholesale energy marketing revenues	**25**	183
Net energy trading margins	**12**	(10)
Other revenue adjustments [(a)]	**(112)**	4
Total revenues	**74**	178
Fuel	**125**	44
Energy purchases	**(87)**	100
Other cost adjustments [(a)]	**(25)**	12
Total cost of sales	**13**	156
Domestic gross energy margins	**$ 61**	$ 22

(a) Adjusted to exclude the impact of any revenues and costs not associated with domestic gross energy margins, in particular, revenues and energy costs related to the international operations of PPL Global and the domestic delivery operations of PPL Electric and PPL Gas Utilities. Also adjusted to include gains or losses on sales of emission allowances, which are included in "Other operation and maintenance" expenses on the Statement of Income, and the reduction of the reserve for Enron receivables, as described in Note 17 to the Financial Statements.

Changes in Domestic Gross Energy Margins By Region

Domestic gross energy margins are generated through PPL's normal and hedge activities (non-trading), as well as trading activities. Non-trading margins are now discussed on a geographic basis rather than on an activity basis, as reported prior to 2004. A regional perspective more closely matches the internal view of how PPL's energy business is managed.

	2004 vs. 2003	2003 vs. 2002
Eastern U.S. non-trading	**$59**	$ (4)
Northwestern U.S. non-trading	**(2)**	27
Southwestern U.S. non-trading	**(8)**	9
Net energy trading	**12**	(10)
Domestic gross energy margins	**$61**	$ 22

Eastern U.S.

Eastern U.S. non-trading margins were higher in 2004 compared to 2003, primarily due to 3% higher generation, as well as higher prices and slightly higher sales volumes. In PJM, where the majority of PPL's Eastern wholesale activity occurs, average spot prices rose 15% in 2004 over 2003. PPL also benefited from favorable transmission congestion positions. In addition, retail energy prices increased by approximately 1% in 2004 in accordance with the schedule established by the PUC Final Order. The higher volumes reflect the return of customers who had previously shopped for electricity, as well as new load obligations in Connecticut and New Jersey, partially offset by lower wholesale sales. Partially offsetting these improvements were increased supply costs driven by increased fossil fuel and purchased power prices.

Eastern U.S. non-trading margins were essentially flat in 2003 compared to 2002 due to lower supply costs in 2002 caused by the buyout of a NUG contract in February 2002, which reduced 2002's power purchases by $25 million. Excluding the NUG buyout, margins in 2003 were higher compared to 2002, primarily due to higher wholesale volumes, which increased by 47%. The higher volumes were primarily driven by market opportunities to optimize the value of generating assets and by higher spot prices that allowed PPL Energy Supply to increase the utilization of its higher-cost generating units.

Northwestern U.S.

Northwestern U.S. non-trading margins were slightly lower in 2004 compared to 2003, due in part to a retroactive coal price adjustment caused by an unfavorable arbitration ruling. Incremental expense of $6 million was recorded in 2004 as a result of the ruling, most of which related to years 2001 to 2003. Contributing to the decrease in margins in 2004 compared to 2003 was a $6 million positive impact to 2003 margins related to a partial reversal of a reserve against Enron receivables (discussed in Note 17 to the Financial Statements) and a 2003 favorable litigation settlement of $3 million with Energy West Resources. These decreases were offset by improved generation and higher prices.

Northwestern U.S. non-trading margins were higher in 2003 compared to 2002, due to higher wholesale prices. Average wholesale prices for 2003 were $6/MWh higher than prices in 2002. A $6 million partial reversal of a reserve against Enron receivables (discussed in Note 17 to the Financial Statements) and a favorable settlement of $3 million with Energy West Resources also positively impacted margins in 2003.

Southwestern U.S.

Southwestern U.S. non-trading margins were lower in 2004 compared to 2003, primarily due to wholesale sales volumes decreasing 17%. Also contributing to the decrease in margins in 2004 compared to 2003 was a $3 million positive impact to 2003 margins related to a partial reversal of a reserve against Enron receivables (discussed in Note 17 to the Financial Statements).

Southwestern U.S. non-trading margins were higher in 2003 compared to 2002, due to the inception of new tolling agreements in Arizona and an increase of average wholesale prices by $16/MWh in 2003 compared to 2002. In addition, margins were positively impacted by $3 million in 2003 related to a partial reversal of a reserve against Enron receivables.

Net Energy Trading

PPL enters into certain energy contracts that meet the criteria of trading derivatives as defined by EITF Issue 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities." These physical and financial contracts cover trading activity associated with electricity, gas and oil. The $12 million increase in 2004 compared to 2003 was due to a $6 million increase in electricity positions and a $6 million increase in gas and oil positions. The $10 million decrease in 2003 compared to 2002 was primarily due to realized electric swap losses in 2003. The physical volumes associated with energy trading were 5,700 GWh and 11.7 Bcf in 2004; 5,200 GWh and 12.6 Bcf in 2003; and 9,600 GWh and 12.4 Bcf in 2002. The amount of energy trading margins from unrealized mark-to-market transactions was $13 million in 2004 and not significant in 2003 and 2002.

Utility Revenues

The increases in utility revenues were attributable to the following:

	2004 vs. 2003	2003 vs. 2002
Domestic:		
Retail electric revenue (PPL Electric)		
PLR electric generation supply	**$ 94**	$ 22
Electric delivery	**(7)**	48
Wholesale electric revenue (PPL Electric)	**(23)**	1
Gas revenue (PPL Gas Utilities)	**22**	6
Other	**(1)**	(1)
International:		
Retail electric delivery (PPL Global)		
U.K.	**70**	36
Chile	**27**	18
Bolivia	**1**	1
Brazil		(113)
El Salvador		13
	$183	$ 31

The increase in utility revenues for 2004 compared with 2003 was attributable to:

- higher PLR revenues due to higher energy and capacity rates, and a 3.6% increase in volume, in part due to the return of customers previously served by alternate suppliers;
- higher gas revenues primarily due to off-system sales of storage gas in the fourth quarter of 2004, and the increase in natural gas prices, which are a pass-through to customer rates, partially offset by a decrease in volume;
- higher WPD revenues, primarily due to the change in foreign currency exchange rates;
- higher revenues in Chile, due to higher energy prices, which are a pass-through to customer rates, the change in foreign currency exchange rates, and a 7% increase in sales volume; partially offset by
- lower electric delivery revenues due to a decrease in ITC and CTC revenue as a result of lower ITC rates, and several rate groups reaching their rate cap; and
- lower wholesale electric revenues, due to the expiration of all PPL Electric municipal purchase power agreements at the end of January 2004.

The increase in utility revenues for 2003 compared with 2002 was attributable to:

- higher electric delivery revenues resulting from a 1.1% increase in delivery sales, in part due to colder winter weather in the first quarter of 2003;
- higher PLR revenues, due to higher energy and capacity rates;
- higher gas revenues, primarily due to higher sales volume of propane and natural gas;
- higher WPD revenues, primarily due to the change in foreign currency exchange rates;
- higher revenues in El Salvador, primarily due to higher volume and higher pass-through energy costs, partially offset by a 6% tariff reduction effective January 1, 2003; and
- higher revenues in Chile, primarily due to higher volume and the consolidation of TransEmel (see Note 9 to the Financial Statements); partially offset by
- lower revenues in Brazil attributable to the deconsolidation of CEMAR in August 2002 (see Note 9).

Energy Related Businesses

Energy related businesses contributed $45 million less to operating income in 2004 compared with 2003. The decrease was primarily attributable to the following:

- a $15 million pre-tax loss on the sale of CGE in 2004 (see Note 9 to the Financial Statements);
- a $5 million pre-tax decrease from mechanical contracting and engineering subsidiaries due to the continued decline in capital spending in commercial and industrial markets, lower margins experienced in those markets, and cost overruns at two major projects;
- a $3 million pre-tax decrease from Latin American subsidiaries due primarily to lower dividends received and lower construction sales; and
- a $17 million higher pre-tax operating loss from synfuel projects.

Energy related businesses contributed $17 million less to operating income in 2003 compared with 2002. The decrease resulted primarily from:

- $7 million of credits recorded on development projects in 2002, due largely to a favorable settlement on the cancellation of a generation project in Washington state;
- a $5 million operating loss on some Hyder properties in the first quarter of 2003, which were subsequently sold in April 2003;
- an $8 million decrease in Latin America revenues from lower material and construction project sales (In 2002, a Bolivian subsidiary participated in the construction of a 1,500 kilometer transmission line in rural areas.); and
- a $3 million decrease in margins from telecommunications, due to the acquisition of a fiber optic network and start-up activities for new products; partially offset by
- a $3 million improvement in contributions from mechanical contracting subsidiaries, due to enhanced project controls that were implemented to minimize project overruns, offset by a continuing decline in construction markets in 2003.

Other Operation and Maintenance

The increases in other operation and maintenance expenses were primarily due to:

	2004 vs. 2003	2003 vs. 2002
Property damage and environmental insurance settlements which were recorded in 2003	**$ 27**	$(27)
Increase in domestic and international pension costs	**18**	47
Increased operating expenses in domestic business lines and other		54
Additional expenses of new generating facilities	**5**	28
Increase in WPD expenses due to regulatory accounting adjustments, and resolution of purchase accounting contingencies in 2002 related to the Hyder acquisition		18
Increase in foreign currency exchange rates	**15**	10
Increase in WPD tree trimming costs	**8**	
Decrease in the Clean Air Act contingency relating to generating facilities recorded in 2003	**8**	(8)
Outage costs associated with planned maintenance at the Montour and Conemaugh plants	**7**	
Consulting and independent auditor costs to meet the requirements of Sarbanes-Oxley 404	**6**	
Write-off of Hurricane Isabel costs not approved for recovery by the PUC	**4**	
Accretion expense as a result of applying SFAS 143 (Note 21)	**1**	18
Timing and extent of outage costs associated with the planned refueling and inspection at the Susquehanna station and of other nuclear-related expenses	**2**	7
Change to account for CEMAR on the cost method in 2002		(38)
Estimated reduction in salaries and benefits as a result of the workforce reduction initiated in 2002 (Note 20)		(28)
Decrease in lease expense due to consolidation of the Sundance and University Park generation facilities	**(24)**	
Vacation liability adjustment in 2002 in conjunction with the workforce reduction		(15)
WPD capitalization	**(13)**	
Increase (decrease) in other postretirement benefit expense	**(12)**	16
Decrease in Brunner Island expenses due to outage work in 2003. No major outage work performed in 2004	**(6)**	
Gains on sales of emission allowances	**(1)**	(17)
Other	**(3)**	5
	$ 42	$ 70

The $18 million increase in net pension costs was attributable to reductions in the discount rate assumption for PPL's domestic and international pension plans at December 31, 2003. Although financial markets have improved and PPL's domestic and international pension plans have experienced significant asset gains in 2003 and 2004, domestic interest rates on fixed-income obligations have continued to fall, requiring a further reduction in the discount rate assumption for PPL's domestic plans as of December 31, 2004. The reduction in the discount rate assumption has a significant impact on the measurement of plan obligations and net pension cost. In addition, there was an increase in the obligations of the WPD pension plan as determined by its most recent actuarial valuation as of March 31, 2004. PPL's net pension costs are expected to increase by approximately $40 million in 2005. Approximately $31 million of the increased costs is attributable to the WPD pension plans. See Note 12 to the Financial Statements for details of the funded status of PPL's pension plans.

Depreciation

Increases in depreciation expense were primarily due to:

	2004 vs. 2003	2003 vs. 2002
Additions to PP&E	$ 13	$ 29
Sundance and University Park generation facilities – FIN 46[a]	15	
Depreciation on Lower Mt. Bethel generation facility, which began commercial operation in May 2004	10	
Foreign currency exchange rates	16	10
Lower depreciation due to deconsolidation of CEMAR in 2002		(7)
2003 purchase accounting adjustments to WPD assets (Note 9)	(22)	3
No decommissioning expense in 2003 due to application of SFAS 143, "Accounting for Asset Retirement Obligations"[b]		(22)
	$ 32	$ 13

[a] The lessor of these facilities was consolidated under FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," effective December 31, 2003. In June 2004, subsidiaries of PPL Energy Supply purchased the Sundance and University Park generation assets from the lessor that was consolidated by PPL Energy Supply under FIN 46. See Note 22 to the Financial Statements for additional information.

[b] There was a corresponding recording of accretion expense for PPL Susquehanna in 2003, which is included in "Other operation and maintenance" expense on the Statement of Income. See Note 21 to the Financial Statements for additional information.

Taxes, Other Than Income

Taxes, other than income, decreased by $6 million in 2004 compared with 2003. The decrease was primarily due to a $14 million reversal of a prior year accrual and a $5 million decrease in domestic capital stock expense, partially offset by a $9 million increase in WPD property taxes. In the first quarter of 2004, PPL Electric reversed a $14 million accrued liability for 1998 and 1999 PURTA taxes that had been accrued based on potential exposure in the proceedings regarding the Susquehanna nuclear station tax assessment. The rights of the third-party intervenors to further appeal expired in 2004. WPD's property taxes increased by $9 million, primarily from the impact of changes in foreign currency exchange rates, adjustments recorded in 2003 and an increase in property tax rates.

Taxes, other than income, increased by $25 million in 2003 compared with 2002 due to the settlement of prior years' capital stock tax refund claims of $8 million in 2002, higher taxes related to an increase in the basis on which capital stock tax is calculated in 2003 and higher real estate taxes.

Other Charges

Other charges of $9 million in 2003 consisted of a charge for a workforce reduction program (see Note 20 to the Financial Statements).

Other charges of $232 million in 2002 consisted of the write-down of PPL Global's investment in CEMAR and several smaller impairment charges on other international investments (see Note 9), the write-down of generation assets (see Note 9) and a charge for a workforce reduction program (see Note 20).

Other Income – net

See Note 16 to the Financial Statements for details of other income and deductions.

Financing Costs

The increase (decrease) in financing costs, which include "Interest Expense" and "Distributions on Preferred Securities," were primarily due to:

	2004 vs. 2003	2003 vs. 2002
Increase in interest expense due to consolidation of the lessors of the Sundance, University Park and Lower Mt. Bethel generation facilities, in accordance with FIN 46	$ 34	
Financing costs associated with the repayment of the consolidated trust's debt for the Sundance and University Park generation facilities	9	
Increase in foreign currency exchange rates	15	$ 10
Decrease in interest expense due to hedging activities accounted for under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities"	(10)	(20)
Decrease in amortization expense	(5)	(13)
Decrease in short-term debt interest expense	(10)	(20)
Decrease in long-term debt interest expense	(1)	(31)
Decrease in long-term debt interest from the deconsolidation of CEMAR in August 2002		(34)
Charge in 2002 related to the ineffectiveness and subsequent dedesignation of hedges on anticipated debt issuances that did not occur		(15)
Charge in 2002 to cancel a remarketing agreement		(24)
Decrease in capitalized interest	1	14
Write-off of unamortized swap costs on WPD debt restructuring in 2003	(11)	11
Other	1	(3)
	$ 23	$(125)

Income Taxes

Income tax expense increased by $25 million in 2004 compared with 2003. This increase was primarily attributable to:

- an $84 million tax benefit recognized in 2003 related to foreign investment losses not recurring in 2004; and
- a $9 million tax benefit recognized in 2003 related to a charitable contribution of property not recurring in 2004; offset by
- a $22 million tax benefit recognized in 2004 related to a reduction in tax reserves associated with stranded costs securitization predicated upon management's reassessment of its best estimate of probable tax exposure, relative to 2003;
- a $25 million decrease in tax expense on foreign earnings in 2004; and
- a $22 million tax benefit recognized in 2004 related to additional nonconventional fuel tax credits in excess of credits recognized in 2003.

Income tax expense decreased by $40 million in 2003 compared with 2002. This decrease was due to:

- a $31 million reduction related to deferred income tax valuation allowances recorded on impairment charges on PPL's investment in Brazil recorded during 2002;
- an $84 million reduction in income taxes related to the tax benefit recognized in 2003 on foreign investment losses included in the 2002 federal income tax return;
- a $9 million decrease related to a contribution of property; and
- a $2 million decrease related to additional nonconventional fuel tax credits recognized; offset by
- higher pre-tax domestic book income, resulting in an $84 million increase in income taxes.

Annual tax provisions include amounts considered sufficient to pay assessments that may result from examination of prior year tax returns by taxing authorities. However, the amount ultimately paid upon resolution of any issues raised by such authorities may differ materially from the amount accrued. In evaluating the exposure associated with various filing positions, PPL accounts for changes in probable exposures based on management's best estimate of the amount that should be recognized. An allowance is maintained for the tax contingencies, the balance of which management believes to be adequate. During 2004, PPL reached partial settlement with the IRS with respect to the tax years 1991 through 1995 and received a cash refund in the amount of $52 million. As a result of this settlement, the net tax impact recorded in 2004 was not significant.

See Note 5 to the Financial Statements for details on effective income tax rates and for information on the American Jobs Creation Act of 2004.

Discontinued Operations

In 2003, PPL reported a loss of $20 million in connection with the approval of a plan of sale of PPL Global's investment in a Latin American telecommunications company. An additional $2 million loss was recorded in 2004, representing operating losses through the date of the sale. See "Discontinued Operations" in Note 9 to the Financial Statements for additional information related to the sale.

Cumulative Effects of Changes in Accounting Principles

In 2003, PPL recorded a charge of $27 million, after-tax, as a cumulative effect of a change in accounting principle in connection with the adoption of FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," for certain entities. See Note 22 to the Financial Statements for additional information.

PPL adopted SFAS 143, "Accounting for Asset Retirement Obligations," effective January 1, 2003. SFAS 143 addresses the accounting for obligations associated with the retirement of tangible long-lived assets. It requires legal obligations associated with the retirement of long-lived assets to be recognized as a liability in the financial statements. Application of the new rules resulted in a cumulative effect of adoption that increased net income by $63 million in 2003. See Note 21 to the Financial Statements for additional information.

PPL adopted SFAS 142, "Goodwill and Other Intangible Assets," on January 1, 2002. SFAS 142 requires an annual impairment test of goodwill and other intangible assets that are not subject to amortization. PPL performed a transition impairment analysis in the first quarter of 2002 and recorded a transition goodwill impairment charge of $150 million. See Note 19 to the Financial Statements for additional information.

Financial Condition

Liquidity

PPL is focused on maintaining a strong liquidity position and strengthening its balance sheet, thereby improving its credit profile. PPL believes that its cash on hand, operating cash flows, access to debt and equity capital markets and borrowing capacity, taken as a whole, provide sufficient resources to fund its ongoing operating requirements, future security maturities and estimated future capital expenditures. PPL currently expects cash on hand at the end of 2005 to be about $300 million, with about $2.3 billion in available credit facilities. However, PPL's cash flows from operations and its access to cost effective bank and capital markets are subject to risks and uncertainties, including but not limited to, the following:

- changes in market prices for electricity;
- changes in commodity prices that may increase the cost of producing power or decrease the amount PPL receives from selling power;
- price and credit risks associated with selling and marketing products in the wholesale power markets;
- ineffectiveness of trading, marketing and risk management policies and programs used to mitigate PPL's risk exposure to adverse energy and fuel prices, interest rates, foreign currency exchange rates and counterparty credit;
- unusual or extreme weather that may damage PPL's transmission and distribution facilities or affect energy sales to customers;
- reliance on transmission and distribution facilities that PPL does not own or control to deliver its electricity and natural gas;
- unavailability of generating units (due to unscheduled or longer-than-anticipated generation outages) and the resulting loss of revenues and additional costs of replacement electricity;
- ability to recover and the timeliness and adequacy of recovery of costs associated with regulated utility businesses; and
- a downgrade in PPL's or PPL's subsidiaries' credit ratings that could negatively affect their ability to access capital and increase the cost of maintaining credit facilities and any new debt.

At December 31, 2004, PPL had $616 million in cash and cash equivalents and $42 million of short-term debt compared to $466 million in cash and cash equivalents and $56 million of short-term debt at December 31, 2003, and $245 million in cash and cash equivalents and $943 million of short-term debt at December 31, 2002. The changes in cash and cash equivalents resulted from the following:

	2004	2003	2002
Net Cash Provided by Operating Activities	**$1,437**	$1,340	$ 774
Net Cash Used in Investing Activities	**(718)**	(739)	(1,057)
Net Cash Used in Financing Activities	**(578)**	(387)	(363)
Effect of Exchange Rates on Cash & Cash Equivalents	**9**	7	2
Increase (Decrease) in Cash & Cash Equivalents	**$ 150**	$ 221	$ (644)

Net Cash Provided by Operating Activities

Net cash from operating activities increased by 7%, or $97 million, in 2004 versus 2003, reflecting higher energy margins and other improvements in cash-adjusted net income.

Important elements supporting the stability of PPL's cash provided by operating activities are the long-term and intermediate-term commitments from wholesale and retail customers and long-term fuel supply contracts PPL has in place. PPL estimates that, on average, approximately 83% of its expected annual generation output for the period 2005 through 2009 is committed under long-term and intermediate-term energy supply contracts. PPL EnergyPlus also enters into contracts under which it agrees to sell and purchase electricity, natural gas, oil and coal. These contracts often require cash collateral or other credit enhancement, or reductions or terminations of a portion of the entire contract through cash settlement in the event of a downgrade of PPL or the respective subsidiary's credit ratings or adverse changes in market prices. For example, in addition to limiting its trading ability, if PPL or its respective subsidiary's ratings were lowered to below "investment grade" and energy prices increased by 10%, PPL estimates that, based on its December 31, 2004, positions, it would have had to post additional collateral of approximately $280 million, compared to $190 million at December 31, 2003. PPL has in place risk management programs that, among other things, are designed to monitor and manage its exposure to volatility of cash flows related to changes in energy prices, interest rates, foreign currency exchange rates, counterparty credit quality and the operational performance of its generating units.

Net cash from operating activities increased by $566 million in 2003 versus 2002 reflecting higher net income adjusted for non-cash items, working capital improvements and lower cash income taxes. In addition, 2002 included cash outlays of $152 million for the cancellation of generation projects and $50 million for the termination of a NUG contract. The higher net income in 2003 was principally driven by complete ownership of WPD, higher wholesale energy margins, lower interest expense and savings from a workforce reduction program in the U.S. that commenced in 2002. The working capital improvements resulted from a decrease in accounts receivable and prepayments. These positive changes were partially offset by rising transmission and distribution operating costs at PPL Electric and other factors.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by 3%, or $21 million, in 2004 versus 2003 primarily as the result of the $123 million proceeds from the sale of PPL's minority interest in CGE. The primary use of cash for investing activities is capital and investment expenditures. See "Capital Expenditure Requirements" for capital and investment expenditures in 2004 and expected expenditures in 2005 through 2009. In 2005, PPL expects to be able to fund all of its capital expenditures with cash from operations and cash on hand.

The $318 million reduction in net cash used in investing activities in 2003, compared with 2002, was primarily due to reduced investment in generation assets and electric energy projects and the acquisition of the controlling interest in WPD in September 2002.

Net Cash Used in Financing Activities

Net cash used in financing activities was $578 million in 2004, compared to $387 million in 2003. The increase primarily reflects higher retirement of long-term debt and increased dividends to shareholders. In 2004, cash used in financing activities primarily consisted of net debt retirements of $863 million and common and preferred dividends paid of $299 million, partially offset by common stock sale proceeds of $596 million, of which $575 million related to the settlement of the common stock purchase contracts that were a component of the PEPS Units and the PEPS Units, Series B. In 2003, cash used in financing activities primarily consisted of net debt retirements of $460 million, preferred stock retirements of $31 million and common and preferred dividends paid of $287 million, partially offset by common stock sale proceeds of approximately $426 million. PPL currently has no plans to issue any significant amounts of additional common stock. See Note 8 to the Financial Statements for additional information on common stock sales in 2004.

PPL's debt financing activity in 2004 was as follows:

	Issuances	Retirements
PPL Energy Supply Senior Unsecured Notes	$300	
PPL Capital Funding Medium-Term Notes		$ (104)
PPL Transition Bond Company Transition Bonds		(264)
PPL Electric First Mortgage Bonds		(71)
PPL Electric Senior Secured Bonds		(59)
PPL Energy Supply lease financing		(656)
WPD short-term debt (net change)		(56)
PPL Electric Asset-backed Commercial Paper (net change)	42	
North Penn Gas, Inc. Notes		(2)
Latin American companies long-term debt	22	(15)
Total	$364	$(1,227)
Net reduction		$ (863)

Debt issued during 2004 had stated interest rates ranging from 1.1% to 9.0% and maturities from 2004 through 2014. See Note 8 to the Financial Statements for more detailed information regarding PPL's financing activities.

In March 2004, PPL Electric reactivated its commercial paper program to provide it with an additional financing source to fund its short-term liquidity needs, if and when necessary. At December 31, 2004, PPL Electric had no commercial paper outstanding.

In August 2004, PPL Electric began participating in an asset-backed commercial paper program through which PPL Electric obtains financing by selling and contributing its eligible accounts receivable and unbilled revenue to a special purpose, wholly owned subsidiary on an ongoing basis. The subsidiary pledges these assets to secure loans of up to an aggregate of $150 million from a commercial paper conduit sponsored by a financial institution. PPL Electric expects to use the proceeds from the program for general corporate purposes and to cash collateralize letters of credit. At December 31, 2004, the loan balance outstanding was $42 million, all of which was being used to cash collateralize letters of credit.

In December 2004, PPL Energy Supply reactivated its commercial paper program to provide it with an additional financing source to fund its short-term liquidity needs, if and when necessary. At December 31, 2004, PPL Energy Supply had no commercial paper outstanding and currently has no plans to access the commercial paper market in the short-term.

At December 31, 2004, PPL's total committed borrowing capacity under credit facilities and the use of this borrowing capacity were as follows:

	Committed Capacity	Borrowed	Letters of Credit Issued[d]	Available Capacity
PPL Electric Credit Facilities[a]	$ 300			$ 300
PPL Energy Supply Credit Facilities[b]	1,100		$250	850
WPD (South West) Bank Facilities[c]	769		2	767
Total	$2,169		$252	$1,917

[a] PPL Electric's credit facilities allow for borrowings at LIBOR-based rates plus a spread, depending upon the company's public debt rating. PPL Electric also has the capability to cause the lenders to issue up to $300 million of letters of credit under these facilities, which issuances reduce available borrowing capacity.

The credit facilities contain a financial covenant requiring debt to total capitalization to not exceed 70%. At December 31, 2004 and 2003, PPL Electric's consolidated debt to total capitalization percentages, as calculated in accordance with its credit facilities, were 54% and 57%. The credit facilities also contain certain representations and warranties that must be made for PPL Electric to borrow under them, including, but not limited to, a material adverse change clause that relates to PPL Electric's ability to perform its obligations under the credit agreements and related loan documents.

[b] PPL Energy Supply's credit facilities allow for borrowings at LIBOR-based rates plus a spread, depending upon the company's public debt rating. PPL Energy Supply also has the capability to cause the lenders to issue up to $950 million of letters of credit under these facilities, which issuances reduce available borrowing capacity.

These credit facilities contain financial covenants requiring debt to total capitalization to not exceed 65% and requiring that PPL Energy Supply maintain an interest coverage ratio to not be less than 2.0 times consolidated earnings before income taxes, depreciation and amortization. At December 31, 2004 and 2003, PPL Energy Supply's consolidated debt to total capitalization percentages, as calculated in accordance with one of its credit facilities, were 35% and 36%. Under a second credit facility entered into in June 2004, the consolidated debt to capitalization percentage was 34% at December 31, 2004. At December 31, 2004 and 2003, PPL Energy Supply's interest coverage ratios, as calculated in accordance with its credit facilities, were 6.2 and 6.3. The credit facilities also contain certain representations and warranties that must be made for PPL Energy Supply to borrow under them, including, but not limited to, a material adverse change clause that relates to PPL Energy Supply's ability to perform its obligations under the credit agreements and related loan documents.

[c] WPD (South West)'s credit facilities allow for borrowings at LIBOR-based rates plus a spread, depending upon the company's public debt rating.

These credit facilities contain financial covenants that require WPD (South West) to maintain an interest coverage ratio of not less than 3.0 times consolidated earnings before income taxes, depreciation and amortization and a regulatory asset base (RAB) at £150 million greater than total gross debt, in each case as calculated in accordance with the credit facilities. At December 31, 2004 and 2003, WPD (South West)'s interest coverage ratio, as calculated in accordance with its credit lines, were 6.8 and 6.7. At December 31, 2004 and 2003, WPD (South West)'s RAB, as calculated in accordance with the credit facilities, exceeded its total gross debt by £531 million and £482 million.

[d] The Borrower under each of these facilities has a reimbursement obligation to the extent any letters of credit are drawn. The letters of credit issued as of December 31, 2004, expire in 2005.

These credit agreements contain various other covenants. Failure to meet those covenants beyond applicable grace periods could result in acceleration of due dates of borrowings and/or termination of the agreements. PPL monitors the covenants on a regular basis. At December 31, 2004, PPL was in material compliance with those covenants. PPL Energy Supply and WPD (South West) intend to renew and extend all of their syndicated credit facilities in 2005.

The increase of $24 million in net cash used in financing activities in 2003 compared to 2002 primarily reflected the repayment of short-term debt, retirement of long-term debt and increased dividends to shareholders. In 2003, the $387 million of net cash used in financing activities primarily consisted of net debt retirements of $460 million, preferred stock retirements of $31 million and common and preferred dividends paid of $287 million, partially offset by common stock sale proceeds of approximately $426 million. In 2002, the $363 million of net cash used in financing activities primarily consisted of net debt retirements of $412 million, company-obligated mandatorily redeemable preferred security retirements of $250 million and common and preferred dividends paid of $261 million, partially offset by common stock sale proceeds of approximately $587 million.

Operating Leases

PPL and its subsidiaries also have available funding sources that are provided through operating leases. PPL's subsidiaries lease vehicles, office space, land, buildings, personal computers and other equipment. These leasing structures provide PPL with additional operating and financing flexibility. The operating leases contain covenants that are typical for these agreements, such as maintaining insurance, maintaining corporate existence and timely payment of rent and other fees. Failure to meet these covenants could limit or restrict access to these funds or require early payment of obligations. At this time, PPL believes that these covenants will not limit access to these funding sources or cause acceleration or termination of the leases.

PPL, through its subsidiary PPL Montana, leases a 50% interest in Colstrip Units 1 and 2 and a 30% interest in Unit 3, under four 36-year non-cancelable operating leases. These operating leases are not recorded on PPL's Balance Sheet, which is in accordance with applicable accounting guidance. The leases place certain restrictions on PPL Montana's ability to incur additional debt, sell assets and declare dividends. At this time, PPL believes that these restrictions will not limit access to these funding sources or cause acceleration or termination of the leases. See Note 8 to the Financial Statements for a discussion of other dividend restrictions related to PPL subsidiaries.

See Note 10 to the Financial Statements for further discussion of the operating leases.

Contractual Obligations

At December 31, 2004, the estimated contractual cash obligations of PPL were as follows:

Contractual Cash Obligations	Total	Less Than 1 Year	1–3 Years	3–5 Years	After 5 Years
Long-term Debt [a]	$ 7,755	$ 866	$2,266	$1,310	$3,313
Capital Lease Obligations	18	1	2	2	13
Operating Leases	784	77	133	117	457
Purchase Obligations [b]	3,273	684	1,280	580	729
Other Long-term Liabilities Reflected on the Balance Sheet under GAAP [c]	174	38	116	20	
Total Contractual Cash Obligations	$12,004	$1,666	$3,797	$2,029	$4,512

[a] Reflects principal maturities only, including maturities of consolidated lease debt.

[b] The payments reflected herein are subject to change, as certain purchase obligations included are estimates based on projected obligated quantities and/or projected pricing under the contracts.

[c] The amounts reflected represent estimated pension funding requirements.

Credit Ratings

Standard & Poor's Ratings Services (S&P), Moody's Investors Service, Inc. (Moody's) and Fitch Ratings (Fitch) periodically review the credit ratings on the debt and preferred securities of PPL and its subsidiaries. Based on their respective reviews, the rating agencies may make certain ratings revisions.

The ratings of S&P, Moody's and Fitch are not a recommendation to buy, sell or hold any securities of PPL or its subsidiaries. Such ratings may be subject to revisions or withdrawal by the agencies at any time and should be evaluated independently of each other and any other rating that may be assigned to their securities.

The following table summarizes the credit ratings of PPL and its key financing subsidiaries at December 31, 2004:

	Moody's	S&P	Fitch
PPL			
Issuer Rating		BBB	
Senior Unsecured Debt	Baa3	BBB-	BBB
Outlook	STABLE	STABLE	STABLE
PPL Energy Supply			
Issuer Rating		BBB	
Senior Unsecured Notes	Baa2	BBB	BBB+
Commercial Paper	P-2	A-2	F2
Outlook	STABLE	STABLE	STABLE
PPL Capital Funding			
Senior Unsecured Debt	Baa3	BBB-	BBB
Subordinated Debt	Ba1	BBB-	
Medium-Term Notes	Baa3	BBB-	BBB
Outlook	STABLE	STABLE	STABLE
PPL Electric			
Senior Unsecured/Issuer Rating	Baa2	A-	
First Mortgage Bonds	Baa1	A-	A-
Pollution Control Bonds [a]	Aaa	AAA	
Senior Secured Bonds	Baa1	A-	A-
Commercial Paper	P-2	A-2	F2
Preferred Stock	Ba1	BBB	BBB+
Outlook	STABLE	NEGATIVE	STABLE
PPL Transition Bond Company			
Transition Bonds	Aaa	AAA	AAA
PPL Montana			
Pass-Through Certificates	Baa3	BBB-	BBB
Outlook	STABLE	STABLE	
WPDH Limited			
Issuer Rating	Baa3	BBB-	
Senior Unsecured Debt	Baa3	BBB-	BBB
Short-term Debt		A-3	
Outlook	NEGATIVE	NEGATIVE	STABLE
WPD LLP			
Issuer Rating		BBB-	
Senior Unsecured Debt	Baa2	BBB-	BBB+
Short-term Debt		A-3	
Preferred Stock	Baa3	BB	BBB
Outlook	NEGATIVE	NEGATIVE	STABLE
WPD (South Wales)			
Issuer Rating		BBB+	
Senior Unsecured Debt	Baa1	BBB+	A-
Short-term Debt		A-2	F1
Outlook	STABLE	NEGATIVE	STABLE
WPD (South West)			
Issuer Rating	Baa1	BBB+	
Senior Unsecured Debt	Baa1	BBB+	A-
Short-term Debt	P-2	A-2	F1
Outlook	STABLE	NEGATIVE	STABLE

[a] Insured as to payment of principal and interest.

Rating Agency Actions in 2004

S&P

In May 2004, S&P affirmed its BBB ratings on both PPL and PPL Energy Supply and revised its outlook on both entities from negative to stable. S&P also affirmed its BBB- rating on PPL Montana's Pass-Through Certificates due 2020 and revised its outlook from negative to stable. At the same time, S&P affirmed its A-/A-2 rating and negative outlook on PPL Electric. Also, S&P indicated that the following ratings would remain unchanged following the aforementioned revision to PPL's outlook:

- WPDH Limited of BBB-/Negative/A-3;
- WPD (South West) of BBB+/Negative/A-2; and
- WPD (South Wales) of BBB+/Negative/A-2.

In December 2004, S&P confirmed its A-2 rating on PPL Energy Supply's reactivated commercial paper program.

Moody's

In March 2004, Moody's confirmed its P-2 rating on PPL Electric's reactivated commercial paper program.

In December 2004, Moody's confirmed its P-2 rating on PPL Energy Supply's reactivated commercial paper program.

Also in December 2004, Moody's downgraded the senior unsecured long-term debt ratings of WPDH Limited from Baa2 to Baa3 with a negative outlook. At the same time, Moody's changed the outlook on the senior unsecured long-term debt rating of WPD LLP from stable to negative and affirmed its Baa1 senior unsecured long-term ratings of WPD (South West) and WPD (South Wales). The outlook on WPD (South West) and WPD (South Wales) is stable.

Moody's indicated that its ratings actions with respect to WPD reflect its concern that WPDH Limited has an adjusted net debt/Regulatory Asset Base (RAB) ratio in excess of 95% after pension deficits that are not recoverable through the U.K. regulatory process are taken into account. Moody's also indicated that the ratings reflect its expectation that adjusted net debt/RAB will fall to less than 90% during the course of 2005.

Fitch

In March 2004, Fitch confirmed its F2 rating on PPL Electric's reactivated commercial paper program.

In December 2004, Fitch confirmed its F2 rating on PPL Energy Supply's reactivated commercial paper program.

Ratings Triggers

PPL Energy Supply's 2.625% Convertible Senior Notes due 2023 are convertible upon the occurrence of certain events, including if the long-term credit ratings assigned to the notes by S&P and Moody's are lower than BB and Ba2, or either S&P or Moody's no longer rates the notes. The terms of the notes were modified in November 2004 to, among other things, require cash settlement of the principal amount upon conversion of the notes. These modifications were made in response to the FASB's ratification of EITF Issue 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share." See Note 4 to the Financial Statements for more information concerning these modifications, Note 8 for a discussion of the consent solicitation that effected these modifications and Note 23 for a discussion of EITF Issue 04-8.

PPL and its respective subsidiaries do not have additional material liquidity exposures caused by a ratings downgrade below "investment grade" that would accelerate the due dates of borrowings. However, if PPL and PPL Energy Supply's debt ratings were below investment grade at December 31, 2004, PPL and PPL Energy Supply would have had to post an additional $118 million of collateral to counterparties.

Subsequent Ratings Events

In January 2005, S&P affirmed PPL Electric's A-/A-2 corporate credit ratings and has favorably revised its outlook on the company to stable from negative following the authorization of a $194 million rate increase by the PUC. S&P indicated that the outlook revision reflects its expectations that the rate increase, effective January 1, 2005, will allow for material improvement in PPL Electric's financial profile, which had lagged S&P's expectations in recent years. S&P indicated that the stable outlook reflects its expectations that PPL Electric "will rapidly improve and then maintain financial metrics more consistent with its ratings." S&P indicated that it expects PPL Electric's operations to remain stable through the expiration of the PLR agreement.

Additionally, in January 2005, S&P revised its outlooks on the WPD companies to stable from negative. S&P attributes this positive change to financial profile improvements resulting from the final regulatory outcome published by Ofgem in November 2004. At the same time, S&P affirmed the WPD companies' long-term and short-term credit ratings.

Also in January 2005, Fitch announced that it downgraded the WPD companies' senior unsecured credit ratings by one notch as follows:

- WPDH Limited to BBB- from BBB;
- WPD LLP to BBB from BBB+; and
- WPD (South West) and WPD (South Wales) to BBB+/F2 from A-/F1.

Fitch has a stable outlook on all of the WPD companies.

Fitch stated that its downgrade was prompted by the high level of pension adjusted leverage at WPD. Fitch acknowledged that WPD's funding plan should reduce its pension deficit over time and it expects WPD to proceed with its de-leveraging program. However, Fitch indicated that it is not certain enough, due to the unpredictability in future pension valuations, that pension adjusted leverage will support a BBB rating at WPDH Limited. Fitch indicated that WPD (South West) and WPD (South Wales) have been downgraded to maintain a two-notch differential with WPDH Limited because Fitch does not believe that WPD's financial ring-fencing is restrictive enough to support a three-notch differential.

Dividend Policy

In December 2004, PPL's Board of Directors adopted a dividend policy that provides for growing the common stock dividend in the future at a rate that exceeds the projected rate of growth in earnings per share from ongoing operations. Earnings from ongoing operations exclude unusual items. PPL plans to pursue this policy until the dividend payout ratio reaches the 50% level, subject to the Board of Directors' quarterly dividend declarations based on the company's financial position and other relevant considerations at the time.

Off-Balance Sheet Arrangements

PPL provides guarantees for certain affiliate financing arrangements that enable certain transactions. Some of the guarantees contain financial and other covenants that, if not met, would limit or restrict the affiliates' access to funds under these financing arrangements, require early maturity of such arrangements or limit the affiliates' ability to enter into certain transactions. At this time, PPL believes that these covenants will not limit access to the relevant funding sources.

PPL has entered into certain guarantee agreements that are within the scope of FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." See Note 14 to the Financial Statements for a discussion on guarantees.

Risk Management – Energy Marketing & Trading and Other

Market Risk

Background

Market risk is the potential loss PPL may incur as a result of price changes associated with a particular financial or commodity instrument. PPL is exposed to market risk from:

- commodity price risk for energy and energy-related products associated with the sale of electricity, the purchase of fuel for the generating assets and energy trading activities;
- interest rate risk associated with variable-rate debt and the fair value of fixed-rate debt used to finance operations, as well as the fair value of debt securities invested in by PPL's nuclear decommissioning fund;
- foreign currency exchange rate risk associated with investments in affiliates in Latin America and Europe, as well as purchases of equipment in currencies other than U.S. dollars; and
- equity securities price risk associated with the fair value of equity securities invested in by PPL's nuclear decommissioning fund.

PPL has a risk management policy approved by its Board of Directors to manage market risk and counterparty credit risk. (Credit risk is discussed below.) The RMC, comprised of senior management and chaired by the Vice President-Risk Management, oversees the risk management function. Key risk control activities designed to monitor compliance with risk policies and detailed programs include, but are not limited to, credit review and approval, validation of transactions and market prices, verification of risk and transaction limits, sensitivity analyses, and daily portfolio reporting, including open positions, mark-to-market valuations and other risk measurement metrics.

The forward-looking information presented below provides estimates of what may occur in the future, assuming certain adverse market conditions, due to reliance on model assumptions. Actual future results may differ materially from those presented. These disclosures are not precise indicators of expected future losses, but only indicators of reasonably possible losses.

Contract Valuation

PPL utilizes forward contracts, futures contracts, options, swaps and tolling agreements as part of its risk management strategy to minimize unanticipated fluctuations in earnings caused by commodity price, interest rate and foreign currency volatility. When available, quoted market prices are used to determine the fair value of a commodity or financial instrument. This may include exchange prices, the average mid-point bid/ask spreads obtained from brokers, or an independent valuation by an external source, such as a bank. However, market prices for energy or energy-related contracts may not be readily determinable because of market illiquidity. If no active trading market exists, contracts are valued using internally developed models, which are then reviewed by an independent, internal group. Although PPL believes that its valuation methods are reasonable, changes in the underlying assumptions could result in significantly different values and realization in future periods.

To record derivatives at their fair value, PPL discounts the forward values using LIBOR. Additionally, PPL reduces derivative assets' carrying values to recognize differences in counterparty credit quality and potential illiquidity in the market:

- The credit adjustment takes into account the probability of default, as calculated by an independent service, for each counterparty that has an out-of-the money position with PPL.
- The liquidity adjustment takes into account the fact that it may not be appropriate to value contracts at the midpoint of the bid/ask spread. PPL might have to accept the "bid" price if PPL wanted to close an open sales position or PPL might have to accept the "ask" price if PPL wanted to close an open purchase position.

Accounting and Reporting

To account for and report on contracts entered into to manage market risk, PPL follows the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," and SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," and interpreted by DIG issues (together, "SFAS 133"), EITF 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities," and EITF 03-11, "Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not 'Held for Trading Purposes' as Defined in Issue No. 02-3." SFAS 133 requires that all derivative instruments be recorded at fair value on the balance sheet as an asset or liability (unless they meet SFAS 133's criteria for exclusion) and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

In April 2003, the FASB issued SFAS 149, which amends and clarifies SFAS 133 to improve financial accounting and reporting for derivative instruments and hedging activities. To ensure that contracts with comparable characteristics are accounted for similarly, SFAS 149 clarified the circumstances under which a contract with an initial net investment meets the characteristics of a derivative, clarified when a derivative contains a financing component, amended the definition of an "underlying" and amended certain other existing pronouncements. Additionally, SFAS 149 placed additional limitations on the use of the normal purchase or normal sale exception. SFAS 149 was effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003, except certain provisions relating to forward purchases or sales of when-issued securities or other securities that did not yet exist. PPL adopted SFAS 149 as of July 1, 2003. The adoption of SFAS 149 did not have a significant impact on PPL.

PPL adopted the final provisions of EITF 02-3 during the fourth quarter of 2002. As such, PPL now reflects its net realized and unrealized gains and losses associated with all derivatives that are held for trading purposes in the "Net energy trading margins" line on the Statement of Income. Non-derivative contracts that met the definition of energy trading activities as defined by EITF 98-10, "Accounting for Energy Trading and Risk Management Activities" are reflected in the financial statements using the accrual method of accounting. Under the accrual method of accounting, unrealized gains and losses are not reflected in the financial statements. Prior periods were reclassified. No cumulative effect adjustment was required upon adoption.

PPL adopted the final provisions of EITF 03-11 prospectively as of October 1, 2003. As a result of this adoption, non-trading bilateral sales of electricity at major market delivery points are netted with purchases that offset the sales at those same delivery points. A major market delivery point is any delivery point with liquid pricing available. See Note 17 to the Financial Statements for the impact of the adoption of EITF 03-11.

PPL's short-term derivative contracts are recorded as "Price risk management assets" and "Price risk management liabilities" on the Balance Sheet. Long-term derivative contracts are included in "Regulatory and Other Noncurrent Assets – Other" and "Deferred Credits and Other Noncurrent Liabilities – Other."

Accounting Designation

Energy contracts that do not qualify as derivatives receive accrual accounting. For energy contracts that meet the definition of a derivative, the circumstances and intent existing at the time that energy transactions are entered into determine their accounting designation. In addition to energy-related transactions, PPL enters into financial interest rate and foreign currency swap contracts to hedge interest expense associated with both existing and anticipated debt issuances. PPL also enters into foreign currency swap contracts to hedge the fair value of firm commitments denominated in foreign currency and net investments in foreign operations. As with energy transactions, the circumstances and intent existing at the time of the transaction determine a contract's accounting designation. These designations are verified by a separate internal group on a daily basis. See Note 17 to the Financial Statements for a summary of the guidelines that have been provided to the traders who are responsible for contract designation for derivative energy contracts due to the adoption of SFAS 149.

Commodity Price Risk (Non-trading)

Commodity price risk is one of PPL's most significant risks due to the level of investment that PPL maintains in its generation assets, coupled with the volatility of prices for energy and energy-related products. Several factors influence price levels and volatilities. These factors include, but are not limited to, seasonal changes in demand, weather conditions, available generating assets within regions, transportation availability and reliability within and between regions, market liquidity, and the nature and extent of current and potential federal and state regulations. To hedge the impact of market price fluctuations on PPL's energy-related assets, liabilities and other contractual arrangements, PPL EnergyPlus sells and purchases physical energy at the wholesale level under FERC market-based tariffs throughout the U.S. and enters into financial exchange-traded and over-the-counter contracts. Because PPL owns or controls generating assets, the majority of PPL's energy transactions qualify for accrual or hedge accounting.

Within PPL's hedge portfolio, the decision to enter into energy contracts hinges on the expected value of PPL's generation. To address this risk, PPL takes a conservative approach in determining the number of MWhs that are available to be sold forward. In this regard, PPL reduces the maximum potential output that a plant may produce by three factors – planned maintenance, unplanned outages and economic conditions. The potential output of a plant is first reduced by the amount of unavailable generation due to planned maintenance on a particular unit. Another reduction, representing the unplanned outage rate, is the amount of MWhs that historically is not produced by a plant due to such factors as equipment breakage. Finally, the potential output of certain plants (like peaking units) are reduced because their higher cost of production will not allow them to economically run during all hours.

PPL's non-trading portfolio also includes full requirements energy contracts. The net obligation to serve these contracts changes minute by minute. PPL analyzes historical on-peak and off-peak usage patterns, as well as spot prices and weather patterns, to determine a monthly level of a block of electricity that best fits the usage patterns in order to minimize earnings volatility. On a forward basis, PPL reserves a block amount of generation for full requirements energy contracts that is expected to be the best match with their anticipated usage patterns and energy peaks. Anticipated usage patterns and peaks are affected by expected load growth, regional economic drivers and seasonality.

PPL's commodity derivative contracts that qualify for hedge accounting treatment mature at various times through 2010. The following chart sets forth PPL's net fair market value of these contracts as of December 31:

	Gains (Losses)	
	2004	2003
Fair value of contracts outstanding at the beginning of the period	**$ 86**	$ 63
Contracts realized or otherwise settled during the period	**(66)**	(94)
Fair value of new contracts at inception		
Other changes in fair values	**(31)**	117
Fair value of contracts outstanding at the end of the period	**$(11)**	$ 86

The following chart segregates estimated fair values of PPL's commodity derivative contracts that qualify for hedge accounting treatment at December 31, 2004, based on whether the fair values are determined by quoted market prices or other more subjective means.

Fair Value of Contracts at Period-End Gains (Losses)	Maturity Less Than 1 Year	Maturity 1–3 Years	Maturity 3–5 Years	Maturity in Excess of 5 Years	Total Fair Value
Source of Fair Value					
Prices actively quoted	$ 4	$ 3			$ 7
Prices provided by other external sources	14	(21)	$(10)	$(1)	(18)
Prices based on models and other valuation methods					
Fair value of contracts outstanding at the end of the period	$18	$(18)	$(10)	$(1)	$(11)

The "Prices actively quoted" category includes the fair value of exchange-traded natural gas futures contracts quoted on the New York Mercantile Exchange (NYMEX). The NYMEX has currently quoted prices through 2010.

The "Prices provided by other external sources" category includes PPL's forward positions and options in natural gas and power and natural gas basis swaps at points for which over-the-counter (OTC) broker quotes are available. The fair value of electricity positions recorded above use the midpoint of the bid/ask spreads obtained through OTC brokers. On average, OTC quotes for forwards and swaps of natural gas and power extend one and two years into the future.

The "Prices based on models and other valuation methods" category includes the value of transactions for which an internally developed price curve was constructed as a result of the long-dated nature of the transaction or the illiquidity of the market point, or the value of options not quoted by an exchange or OTC broker. Additionally, this category includes "strip" transactions whose prices are obtained from external sources and then modeled to monthly prices as appropriate.

Because of PPL's efforts to hedge the value of the energy from its generation assets, PPL sells electricity and buys fuel on a forward basis, resulting in open contractual positions. If PPL were unable to deliver firm capacity and energy or to accept delivery of fuel under its agreements, under certain circumstances it could be required to pay damages. These damages would be based on the difference between the market price and the contract price of the commodity. Depending on price volatility in the wholesale energy markets, such damages could be significant. Extreme weather conditions, unplanned power plant outages, transmission disruptions, non-performance by counterparties (or their counterparties) with which it has energy contracts and other factors could affect PPL's ability to meet its obligations, or cause significant increases in the market price of replacement energy. Although PPL attempts to mitigate these risks, there can be no assurance that it will be able to fully meet its firm obligations, that it will not be required to pay damages for failure to perform, or that it will not experience counterparty non-performance in the future.

As of December 31, 2004, PPL estimated that a 10% adverse movement in market prices across all geographic areas and time periods would have decreased the value of the commodity contracts in its non-trading portfolio by approximately $165 million, compared to a decrease of $146 million at December 31, 2003. However, the change in the value of the non-trading portfolio would have been substantially offset by an increase in the value of the underlying commodity, the electricity generated, because these contracts serve to reduce the market risk inherent in the generation of electricity. Additionally, the value of PPL's unsold generation would be improved. Because PPL's electricity portfolio is generally in a net sales position, the adverse movement in prices is usually an increase in prices. Conversely, because PPL's commodity fuels portfolio is generally in a net purchase position, the adverse movement in prices is usually a decrease in prices. If both of these scenarios happened, the implied margins for the unsold generation would increase.

In accordance with its marketing strategy, PPL does not completely hedge its generation output or fuel requirements. PPL estimates that for its entire portfolio, including all generation and physical and financial energy positions, a 10% adverse change in power prices across all geographic zones and time periods will decrease expected 2005 gross margins by about $2 million. Similarly, a 10% adverse movement in all fossil fuel prices will decrease 2005 gross margins by $5 million.

PPL also executes energy contracts to take advantage of market opportunities. As a result, PPL may at times create a net open position in its portfolio that could result in significant losses if prices do not move in the manner or direction anticipated. The margins from these trading activities are shown in the Statement of Income as "Net energy trading margins."

Commodity Price Risk (Trading)

PPL's trading contracts mature at various times through 2006. The following chart sets forth PPL's net fair market value of trading contracts as of December 31:

	Gains (Losses)	
	2004	2003
Fair value of contracts outstanding at the beginning of the period	**$ 3**	$ (6)
Contracts realized or otherwise settled during the period	**(12)**	16
Fair value of new contracts at inception	**1**	2
Other changes in fair values	**18**	(9)
Fair value of contracts outstanding at the end of the period	**$ 10**	$ 3

PPL will reverse approximately $3 million of the $10 million unrealized trading gains over the first three months of 2005 as the transactions are realized.

The following chart segregates estimated fair values of PPL's trading portfolio at December 31, 2004, based on whether the fair values are determined by quoted market prices or other more subjective means.

Fair Value of Contracts at Period-End Gains (Losses)	Maturity Less Than 1 Year	Maturity 1–3 Years	Maturity 3–5 Years	Maturity in Excess of 5 Years	Total Fair Value
Source of Fair Value					
Prices actively quoted	$ 3				$ 3
Prices provided by other external sources	6	$ 4			10
Prices based on models and other valuation methods	(3)				(3)
Fair value of contracts outstanding at the end of the period	$ 6	$ 4			$10

See "Commodity Price Risk (Non-trading)" for information on the various sources of fair value.

As of December 31, 2004, PPL estimated that a 10% adverse movement in market prices across all geographic areas and time periods would have decreased the value of the commodity contracts in its trading portfolio by $5 million, compared to a decrease of $3 million at December 31, 2003.

Interest Rate Risk

PPL and its subsidiaries have issued debt to finance their operations. PPL utilizes various financial derivative products to adjust the mix of fixed and floating interest rates in its debt portfolio, adjust the duration of its debt portfolio and lock in U.S. Treasury rates (and interest rate spreads over treasuries) in anticipation of future financing, when appropriate. Risk limits under the risk management program are designed to balance risk exposure to volatility in interest expense and changes in the fair value of PPL's debt portfolio due to changes in the absolute level of interest rates.

At December 31, 2004, PPL's potential annual exposure to increased interest expense, based on a 10% increase in interest rates, was estimated at $4 million, compared to a $2 million exposure at December 31, 2003.

PPL is also exposed to changes in the fair value of its domestic and international debt portfolios. At December 31, 2004, PPL estimated that its potential exposure to a change in the fair value of its debt portfolio, through a 10% adverse movement in interest rates, was approximately $216 million, compared to $212 million at December 31, 2003.

PPL utilizes various risk management instruments to reduce its exposure to adverse interest rate movements for future anticipated financing. While PPL is exposed to changes in the fair value of these instruments, they are designed such that any economic loss in value should generally be offset by interest rate savings at the time the future anticipated financing is completed. At December 31, 2004, PPL estimated that its potential exposure to a change in the fair value of these instruments, through a 10% adverse movement in interest rates, was approximately $2 million, compared to a $6 million exposure at December 31, 2003.

PPL also utilizes various risk management instruments to adjust the mix of fixed and floating interest rates in its debt portfolio. While PPL is exposed to changes in the fair value of these instruments, any change in market value is recorded with an equal and offsetting change in the value of the debt being hedged. At December 31, 2004, PPL estimated that its potential exposure to a change in the fair value of these instruments, through a 10% adverse movement in interest rates, was approximately $19 million, compared to a $28 million exposure at December 31, 2003.

Foreign Currency Risk

PPL is exposed to foreign currency risk, primarily through investments in affiliates in Latin America and Europe. In addition, PPL may make purchases of equipment in currencies other than U.S. dollars.

PPL has adopted a foreign currency risk management program designed to hedge certain foreign currency exposures, including firm commitments, recognized assets or liabilities and net investments. In addition, PPL enters into financial instruments to protect against foreign currency translation risk.

PPL executed net forward sale transactions for £13.7 million to hedge a portion of its net investment in WPDH Limited. The estimated value of these agreements as of December 31, 2004, was $2 million, being the amount PPL would pay to terminate the transactions.

WPDH Limited held a net position in cross-currency swaps totaling $1.1 billion to hedge the interest payments and value of its U.S. dollar-denominated bonds. The estimated value of this position at December 31, 2004, being the amount PPL would pay to terminate it, including accrued interest, was $274 million.

On the Statement of Income, gains and losses associated with hedges of interest payments denominated in foreign currencies are reflected in "Interest Expense." Gains and losses associated with the purchase of equipment are reflected in "Depreciation." Gains and losses associated with net investment hedges remain in "Accumulated other comprehensive loss" on the Balance Sheet until the investment is disposed.

Nuclear Decommissioning Fund – Securities Price Risk

In connection with certain NRC requirements, PPL Susquehanna maintains trust funds to fund certain costs of decommissioning the Susquehanna station. As of December 31, 2004, these funds were invested primarily in domestic equity securities and fixed-rate, fixed-income securities and are reflected at fair value on PPL's Balance Sheet. The mix of securities is designed to provide returns to be used to fund Susquehanna's decommissioning and to compensate for inflationary increases in decommissioning costs. However, the equity securities included in the trusts are exposed to price fluctuation in equity markets, and the values of fixed-rate, fixed-income securities are exposed to changes in interest rates. PPL Susquehanna actively monitors the investment performance and periodically reviews asset allocation in accordance with its nuclear decommissioning trust policy statement. At December 31, 2004, a hypothetical 10% increase in interest rates and a 10% decrease in equity prices would have resulted in an estimated $30 million reduction in the fair value of the trust assets, as compared to a $24 million reduction at December 31, 2003. See Note 6 to the Financial Statements for more information regarding the nuclear decommissioning trust funds.

Credit Risk

Credit risk relates to the risk of loss that PPL would incur as a result of non-performance by counterparties of their contractual obligations. PPL maintains credit policies and procedures with respect to counterparties (including requirements that counterparties maintain certain credit ratings criteria) and requires other assurances in the form of credit support or collateral in certain circumstances in order to limit counterparty credit risk. However, PPL has concentrations of suppliers and customers among electric utilities, natural gas distribution companies and other energy marketing and trading companies. These concentrations of counterparties may impact PPL's overall exposure to credit risk, either positively or negatively, in that counterparties may be similarly affected by changes in economic, regulatory or other conditions. As discussed above in "Contract Valuation," PPL records certain non-performance reserves to reflect the probability that a counterparty with contracts that are out of the money (from the counterparty's standpoint) will default in its performance, in which case PPL would have to sell into a lower-priced market or purchase from a higher-priced market. These reserves are reflected in the fair value of assets recorded in "Price risk management assets" on the Balance Sheet. PPL also records reserves to reflect the probability that a counterparty will not make payments for deliveries PPL has made but not yet billed. These reserves are reflected in "Unbilled revenues" on the Balance Sheet. PPL has also established a reserve with respect to certain sales to the California ISO for which PPL has not yet been paid, as well as a reserve related to PPL's exposure as a result of the Enron bankruptcy, which are reflected in "Accounts receivable" on the Balance Sheet. See Notes 14 and 17 to the Financial Statements.

Related Party Transactions

PPL is not aware of any material ownership interests or operating responsibility by senior management of PPL in outside partnerships, including leasing transactions with variable interest entities, or other entities doing business with PPL.

For additional information on related party transactions, see Note 15 to the Financial Statements.

Capital Expenditure Requirements

The schedule below shows PPL's current capital expenditure projections for the years 2005-2009 and actual spending for the year 2004:

	Actual	Projected				
	2004	2005	2006	2007	2008	2009
Construction expenditures (a) (b)						
Generating facilities	**$156**	$180	$231	$ 233	$ 170	$163
Transmission and distribution facilities	**461**	481	505	546	536	557
Environmental	**23**	43	136	265	230	172
Other	**43**	59	57	40	19	15
Total Construction Expenditures	**683**	763	929	1,084	955	907
Nuclear fuel	**58**	68	69	76	76	78
Total Capital Expenditures	**$741**	$831	$998	$1,160	$1,031	$985

(a) Construction expenditures include AFUDC and capitalized interest, which are expected to be less than $19 million in each of the years 2005-2009.

(b) This information excludes any potential investments by PPL Global and PPL Development Company for new projects.

PPL's capital expenditure projections for the years 2005-2009 total about $5.0 billion. Capital expenditure plans are revised periodically to reflect changes in market and asset regulatory conditions. PPL also leases vehicles, personal computers and other equipment, as described in Note 10 to the Financial Statements. See Note 14 for additional information regarding potential capital expenditures for environmental projects.

Acquisitions, Development and Divestitures

From time-to-time, PPL and its subsidiaries are involved in negotiations with third parties regarding acquisitions, joint ventures and other arrangements which may or may not result in definitive agreements. See Note 9 to the Financial Statements for information regarding recent acquisitions and development activities.

At December 31, 2004, PPL Global had investments in foreign facilities, including consolidated investments in WPD, Emel, EC and others. See Note 3 to the Financial Statements for information on unconsolidated investments accounted for under the equity method.

In connection with an on-going review of its non-core international minority ownership investments, PPL Global sold its interest in CGE in 2004. See Note 9 to the Financial Statements for additional information.

PPL is currently planning incremental capacity increases of 255 MW at several existing domestic generating facilities.

PPL is continuously reexamining development projects based on market conditions and other factors to determine whether to proceed with these projects, sell them, cancel them, expand them, execute tolling agreements or pursue other opportunities.

Environmental Matters

See Note 14 to the Financial Statements for a discussion of environmental matters.

New Accounting Standards

See Note 23 to the Financial Statements for information on new accounting standards adopted in 2004 or pending adoption.

Application of Critical Accounting Policies

PPL's financial condition and results of operations are impacted by the methods, assumptions and estimates used in the application of critical accounting policies. The following accounting policies are particularly important to the financial condition or results of operations of PPL, and require estimates or other judgments of matters inherently uncertain. Changes in the estimates or other judgments included within these accounting policies could result in a significant change to the information presented in the financial statements. (These accounting policies are also discussed in Note 1 to the Financial Statements.) PPL's senior management has reviewed these critical accounting policies, and the estimates and assumptions regarding them, with its Audit Committee. In addition, PPL's senior management has reviewed the following disclosures regarding the application of these critical accounting policies with the Audit Committee.

1) Price Risk Management

See "Risk Management – Energy Marketing & Trading and Other" in Financial Condition.

2) Pension and Other Postretirement Benefits

PPL follows the guidance of SFAS 87, "Employers' Accounting for Pensions," and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," when accounting for pension and other postretirement benefits. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and the performance of plan assets. Delayed recognition of differences between actual results and expected or estimated results is a guiding principle of these standards. This delayed recognition of actual results allows for a smoothed recognition of changes in benefit obligations and plan performance over the working lives of the employees who benefit under the plans. The primary assumptions are as follows:

- Discount Rate – The discount rate is used in calculating the present value of benefits, which is based on projections of benefit payments to be made in the future.
- Expected Return on Plan Assets – Management projects the future return on plan assets considering prior performance, but primarily based upon the plans' mix of assets and expectations for the long-term returns on those asset classes. These projected returns reduce the net benefit costs PPL records currently.
- Rate of Compensation Increase – Management projects employees' annual pay increases, which are used to project employees' pension benefits at retirement.
- Health Care Cost Trend Rate – Management projects the expected increases in the cost of health care.

In selecting discount rates, PPL considers fixed-income security yield rates. At December 31, 2004, PPL decreased the discount rate for its domestic plans from 6.25% to 5.75% as a result of decreased domestic fixed-income security returns. The discount rate remained at 5.50% at December 31, 2004, for PPL's international pension plans.

In selecting an expected return on plan assets, PPL considers tax implications, past performance and economic forecasts for the types of investments held by the plans. At December 31, 2004, PPL's expected return on plan assets remained at 9.0% for its domestic pension plans and increased to 7.9% from 7.8% for its other postretirement benefit plans. For its international plans, PPL maintained 8.30% as the expected return on plan assets at December 31, 2004.

In selecting a rate of compensation increase, PPL considers past experience in light of movements in inflation rates. At December 31, 2004, PPL's rate of compensation increase remained at 4.0% for its domestic plans. For its international plans, PPL's rate of compensation increase remained at 3.75% at December 31, 2004.

In selecting health care cost trend rates, PPL considers past performance and forecasts of health care costs. At December 31, 2004, PPL's health care cost trend rates were 10% for 2005, gradually declining to 5.0% for 2010.

A variance in the assumptions listed above could have a significant impact on projected benefit obligations, accrued pension and other postretirement benefit liabilities, reported annual net periodic pension and other postretirement benefit cost and other comprehensive income (OCI). The following chart reflects the sensitivities in the 2004 Financial Statements associated with a change in certain assumptions. While the chart below reflects either an increase or decrease in each assumption, the inverse of this change would impact the projected benefit obligation, accrued pension and other postretirement benefit liabilities, reported annual net periodic pension and other postretirement benefit cost and OCI by a similar amount in the opposite direction. Each sensitivity below reflects an evaluation of the change based solely on a change in that assumption.

		Increase (Decrease)			
Actuarial Assumption	Change in Assumption	Impact on Obligation	Impact on Liabilities[(a)]	Impact on Cost	Impact on OCI
Discount Rate	(0.25)%	$191	$ 7	$ 7	$108
Expected Return on Plan Assets	(0.25)%	N/A	11	11	(6)
Rate of Compensation Increase	0.25 %	31	5	5	(1)
Health Care Cost Trend Rate[(b)]	1.0 %	11	1	1	N/A

(a) Excludes the impact of additional minimum liability.

(b) Only impacts other postretirement benefits.

PPL's total net pension and other postretirement benefit obligation as of December 31, 2004, was $886 million. PPL recognized an aggregate net accrued pension and other postretirement benefit liability of $517 million on its Balance Sheet as of December 31, 2004. The total obligation is not fully reflected in the current financial statements due to the delayed recognition criteria of the accounting standards for these obligations.

In 2004, PPL recognized net periodic pension and other postretirement costs charged to operating expenses of $7 million. This amount represents a $6 million increase from 2003. This increase in expense was primarily due to the decrease in the discount rate at December 31, 2003, offset by decreased postretirement medical costs resulting from increased employee cost sharing.

As a result of the decrease in the assumed discount rate at December 31, 2004 for its domestic pension plans and the increase in the obligations for its international plans determined by their 2004 valuation, PPL was required to increase its recognized additional minimum pension liability. Recording the change in the additional minimum liability resulted in a $53 million increase to the pension-related charge to OCI, net of taxes, translation adjustment and unrecognized prior service costs, with no effect on net income. This charge increased the pension-related balance in OCI, which is a reduction to shareowners' equity, to $369 million at December 31, 2004. The charges to OCI will reverse in future periods if the fair value of trust assets exceeds the accumulated benefit obligation.

Refer to Note 12 to the Financial Statements for additional information regarding pension and other postretirement benefits.

3) Asset Impairment

PPL performs impairment analyses for long-lived assets, including intangibles, that are subject to depreciation or amortization in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." PPL tests for impairment whenever events or changes in circumstances indicate that a long-lived asset's carrying value may not be recoverable. Examples of such events or changes in circumstances are:

- a significant decrease in the market price of an asset;
- a significant adverse change in the manner in which an asset is being used or in its physical condition;
- a significant adverse change in legal factors or in the business climate;
- an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of an asset;
- a current-period operating or cash flow loss combined with a history of losses or a forecast that demonstrates continuing losses; or
- a current expectation that, more likely than not, an asset will be sold or otherwise disposed of before the end of its previously estimated useful life.

For a long-lived asset, an impairment exists when the carrying value exceeds the sum of the estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the asset is impaired, an impairment loss is recorded to adjust the asset's carrying value to its estimated fair value.

In determining asset impairments, management must make significant judgments to estimate future cash flows, the useful lives of long-lived assets, the fair value of the assets and management's intent to use the assets. Changes in assumptions and estimates included within the impairment reviews could result in significantly different results than those identified and recorded in the financial statements. For determining fair value, the FASB has indicated that quoted market prices in active markets are the best evidence of fair value. However, when market prices are unavailable, other valuation techniques may be used. PPL has generally used a present value technique (i.e., discounted cash flow). Discounted cash flow is calculated by estimating future cash flow streams and applying appropriate discount rates to determine the present value of the cash flow streams.

PPL has determined that when alternative courses of action to recover the carrying value of a long-lived asset are being considered, it uses estimated cash flows from the most likely approach to assess impairment whenever one scenario is clearly the most likely outcome. If no scenario is clearly most likely, then a probability-weighted approach is used taking into consideration estimated cash flows from the alternative scenarios. For assets tested for impairment as of the balance sheet date, the estimates of future cash flows used in that test consider the likelihood of possible outcomes that existed at the balance sheet date, including the assessment of the likelihood of the future sale of the assets. That assessment made as of the balance sheet date is not revised based on events that occur after the balance sheet date.

During 2004, PPL and its subsidiaries evaluated certain gas-fired generation assets for impairment, as events and circumstances indicated that the carrying value of these assets may not be recoverable. PPL did not record an impairment of these gas-fired generation assets in 2004. For these impairment analyses, the most significant assumption was the estimate of future cash flows. PPL estimates future cash flows using information from its corporate business plan adjusted for any recent sales or purchase commitments. Key factors that impact cash flows include projected prices for electricity and gas as well as firm sales and purchase commitments. A 10% decrease in estimated future cash flows for certain gas-fired generation assets would have resulted in an impairment charge.

In June 2004, a subsidiary of PPL Generation agreed to sell the 450 MW Sundance power plant to Arizona Public Service Company, subject to the receipt of various state and federal regulatory approvals and customary closing conditions. At December 31, 2004, as a result of the significant regulatory approvals still needed to complete the sale, PPL management did not believe that it was more likely than not that the sale would be consummated and concluded that no impairment charge was required at that time. See Note 9 to the Financial Statements for additional information on the potential sale of Sundance.

PPL performs impairment analyses for goodwill in accordance with SFAS 142, "Goodwill and Other Intangible Assets." PPL performs an annual impairment test for goodwill, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

SFAS 142 requires goodwill to be tested for impairment at the reporting unit level. PPL has determined its reporting units to be one level below its operating segments.

Goodwill is tested for impairment using a two-step approach. The first step of the goodwill impairment test compares the estimated fair value of a reporting unit with its carrying value, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired. If the carrying value exceeds the estimated fair value of the reporting unit, the second step is performed to measure the amount of impairment loss, if any.

The second step requires a calculation of the implied fair value of goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill in a business combination. That is, the estimated fair value of a reporting unit is allocated to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the estimated fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the estimated fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. The implied fair value of the reporting unit goodwill is then compared with the carrying value of that goodwill. If the carrying value exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying value of the reporting unit's goodwill.

PPL completed its annual goodwill impairment test in the fourth quarter of 2004. This test did not require any second-step assessments and did not result in any impairments. PPL's most significant assumptions surrounding the goodwill impairment test relate to the estimates of reporting unit fair values. PPL estimated fair values primarily based upon discounted cash flows. Although a full two-step evaluation was not completed, a decrease in the forecasted cash flows of 10% or an increase of the discount rates by 25 basis points would have resulted in the carrying value of certain reporting units exceeding their estimated fair values, indicating a potential impairment of goodwill.

4) Leasing

PPL applies the provisions of SFAS 13, "Accounting for Leases," to all leasing transactions. In addition, PPL applies the provisions of numerous other accounting pronouncements issued by the FASB and the EITF that provide specific guidance and additional requirements related to accounting for various leasing arrangements. In general, there are two types of leases from a lessee's perspective: operating leases – leases accounted for off-balance sheet; and capital leases – leases capitalized on the balance sheet.

In accounting for leases, management makes various assumptions, including the discount rate, the fair market value of the leased assets and the estimated useful life, in determining whether a lease should be classified as operating or capital. Changes in these assumptions could result in the difference between whether a lease is determined to be an operating lease or a capital lease, thus significantly impacting the amounts to be recognized in the financial statements.

In addition to uncertainty inherent in management's assumptions, leasing transactions and the related accounting rules become increasingly complex when they involve: real estate and/or related integral equipment; sale/leaseback accounting (leasing transactions where the lessee previously owned the leased assets); synthetic leases (leases that qualify for operating lease treatment for book accounting purposes and financing treatment for tax accounting purposes); and lessee involvement in the construction of leased assets.

At December 31, 2004, PPL continued to participate in a significant sale/leaseback transaction. In July 2000, PPL Montana sold its interest in the Colstrip generating plant to owner lessors who are leasing the assets back to PPL Montana under four 36-year operating leases. This transaction is accounted for as an operating lease in accordance with current rules related to sale/leaseback arrangements. If for any reason this transaction did not meet the requirements for off-balance sheet operating lease treatment as a sale/leaseback, PPL would have recorded approximately $290 million of additional assets and approximately $331 million of additional liabilities on its balance sheet at December 31, 2004, and would have recorded additional expenses currently estimated at $8 million, after-tax, in 2004.

See Note 10 to the Financial Statements for additional information related to operating leases.

5) Loss Accruals

PPL periodically accrues losses for the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. These events are called "contingencies," and PPL's accounting for such events is prescribed by SFAS 5, "Accounting for Contingencies." SFAS 5 defines a contingency as "an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur."

For loss contingencies, the loss must be accrued if (1) information is available that indicates it is "probable" that the loss has been incurred, given the likelihood of the uncertain future events and (2) the amount of the loss can be reasonably estimated. FASB defines "probable" as cases in which "the future event or events are likely to occur." SFAS 5 does not permit the accrual of contingencies that might result in gains. PPL continuously assesses potential loss contingencies for environmental remediation, litigation claims, income taxes, regulatory penalties and other events.

PPL also has accrued estimated losses on long-term purchase commitments when significant events have occurred. For example, estimated losses were accrued when long-term purchase commitments were assumed under asset acquisition agreements and when PPL Electric's generation business was deregulated. Under regulatory accounting, PPL Electric recorded the above-market cost of energy purchases from NUGs as part of its purchased power costs on an as-incurred basis, since these costs were recovered in regulated rates. When the generation business was deregulated, the estimated loss associated with these long-term purchase commitments to make above-market NUG purchases was recorded because PPL Electric was committed to purchase electricity at above market prices but it could no longer recover these costs in regulated rates.

The accounting aspects of estimated loss accruals include: (1) the initial identification and recording of the loss; (2) the determination of triggering events for reducing a recorded loss accrual; and (3) the on-going assessment as to whether a recorded loss accrual is sufficient. All three aspects of accounting for loss accruals – the initial identification and recording of a probable loss, the identification of triggering events to reduce the loss accrual, and the ongoing assessment of the sufficiency of a recorded loss accrual – require significant judgment by PPL's management.

Initial Identification and Recording of the Loss Accrual

PPL uses its internal expertise and outside experts (such as lawyers, tax specialists and engineers), as necessary, to help estimate the probability that a loss has been incurred and the amount (or range) of the loss.

PPL has identified certain events which could give rise to a loss, but which do not meet the conditions for accrual under SFAS 5. SFAS 5 requires disclosure, but not a recording, of potential losses when it is "reasonably possible" that a loss has been incurred. The FASB defines "reasonably possible" as cases in which "the chance of the future event or events occurring is more than remote but less than likely." See Note 14 to the Financial Statements for disclosure of potential loss contingencies, most of which have not met the criteria for accrual under SFAS 5.

Reducing Recorded Loss Accruals

When an estimated loss is accrued, PPL identifies, where applicable, the triggering events for subsequently reducing the loss accrual. The triggering events generally occur when the contingency has been resolved and the actual loss is incurred, or when the risk of loss has diminished or been eliminated. The following are some of the triggering events that provide for the reduction of certain recorded loss accruals:

- Certain loss accruals are systematically reduced based on the expiration of contract terms. An example of this is the loss accrual for above-market NUG purchase commitments, which is described below. This loss accrual is being reduced over the lives of the NUG purchase contracts.
- Allowances for excess or obsolete inventory are reduced as the inventory items are pulled from the warehouse shelves and sold as scrap or otherwise disposed.
- Allowances for uncollectible accounts are reduced when accounts are written off after prescribed collection procedures have been exhausted or when underlying amounts are ultimately collected.
- Environmental and other litigation contingencies are reduced when the contingency is resolved and PPL makes actual payments or the loss is no longer considered probable.

On-Going Assessment of Recorded Loss Accruals

PPL reviews its loss accruals on a regular basis to assure that the recorded potential loss exposures are sufficient. This involves on-going communication and analyses with internal and external legal counsel, engineers, tax specialists, operation management and other parties.

The largest loss accrual on PPL's balance sheet, and the loss accrual that changed most significantly in 2004, was for an impairment of above-market NUG purchase commitments. This loss accrual reflects the estimated difference between the above-market contract terms, under the purchase commitments, and the fair value of the electricity to be purchased. This loss accrual was originally recorded at $854 million in 1998, when PPL Electric's generation business was deregulated. This loss accrual was transferred to PPL EnergyPlus in the July 1, 2000, corporate realignment. The above-market loss accrual was $279 million at December 31, 2004.

When the loss accrual related to NUG purchases was recorded in 1998, PPL Electric established the triggering events for when the loss accrual would be reduced. A schedule was established to reduce the liability based on projected purchases over the lives of the NUG contracts. All but one of the NUG contracts expire by 2009, with the last one ending in 2014. PPL EnergyPlus reduces the above-market NUG liability based on the aforementioned schedule. As PPL EnergyPlus reduces the liability for the above-market NUG purchases, it offsets the actual cost of NUG purchases, thereby bringing the net power purchase expense more in line with market prices.

PPL EnergyPlus assessed the remaining $279 million above-market liability at December 31, 2004, comparing the projected electricity purchases under the pricing terms of the NUG contracts with the purchases assuming current projected market prices for the energy. This assessment was based on projected PJM market prices, including capacity, and a discount factor for the unit contingent nature of each NUG's output through 2014. The assessment also used a sensitivity around the market prices, adjusting such prices downward by 15%. PPL management believes that the 15% range in volatility is appropriate due to the significant increase in energy prices over the last few years. For example, at December 31, 2004, PJM future market prices, including capacity, were 18% higher than the comparable projections at December 31, 2003.

The assessment is dependent on the market prices of energy and the estimated output levels of the NUGs. Market prices of energy are dependent on many variables, including growth in electricity demand in PJM, available generation, and changes in regulatory and economic conditions. Accordingly, a market price sensitivity was used in the assessment. Based on current projected market prices for energy, the loss accrual for the above-market NUG purchase commitments would be approximately $225 million. Even if estimated market prices were adjusted downwards by 15% during the remaining term of the NUG contracts, the loss accrual for the above-market NUG purchase commitments would be approximately $287 million. As noted above, it is very difficult to estimate future electricity prices, which are dependent on many variables and subject to significant volatility. However, based on this assessment, PPL's management believes that the current recorded NUG above-market liability of $279 million was sufficient at December 31, 2004.

6) Asset Retirement Obligations

SFAS 143, "Accounting for Asset Retirement Obligations," requires legal obligations associated with the retirement of long-lived assets to be recognized as a liability in the financial statements. The initial obligation should be measured at the estimated fair value. An equivalent amount should be recorded as an increase in the value of the capitalized asset and allocated to expense over the useful life of the asset. Until the obligation is settled, the liability should be increased, through the recognition of accretion expense in the income statement, for changes in the obligation due to the passage of time.

In determining asset retirement obligations, management must make significant judgments and estimates to calculate fair value. Fair value is developed through consideration of estimated retirement costs in today's dollars, inflated to the anticipated retirement date and then discounted back to the date the asset retirement obligation was incurred. Changes in assumptions and estimates included within the calculations of asset retirement obligations could result in significantly different results than those identified and recorded in the financial statements.

At December 31, 2004, PPL had asset retirement obligations totaling $257 million recorded on the Balance Sheet. PPL's most significant assumptions surrounding asset retirement obligations are the forecasted retirement cost, discount rate and inflation rate. A variance in the forecasted retirement cost, discount rate or inflation rate could have a significant impact on the ARO liability.

The following chart reflects the sensitivities related to the ARO liability as of December 31, 2004, associated with a change in these assumptions at the time of initial recognition. There is no significant change to the ARO asset value, depreciation expense of the ARO asset or accetion expense of the ARO liability as a result of changing the assumptions. Each sensitivity below reflects an evaluation of the change based solely on a change in that assumption.

	Change in Assumption	Impact on ARO Liability
Retirement Cost	10%/(10)%	$23/$(23)
Discount Rate	0.25%/(0.25)%	$(25)/$27
Inflation Rate	0.25%/(0.25)%	$29/$(26)

Other Information

PPL's Audit Committee has approved the independent auditor to provide audit and audit-related services and other services permitted by the Sarbanes-Oxley Act of 2002 and SEC rules. The audit and audit-related services include services in connection with statutory and regulatory filings, reviews of offering documents and registration statements, employee benefit plan audits and internal control reviews.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareowners of PPL Corporation:

We have completed an integrated audit of PPL Corporation's 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of preferred stock, of long-term debt, of income, of cash flows and of shareowners' common equity and comprehensive income present fairly, in all material respects, the financial position of PPL Corporation and its subsidiaries (the "Company") at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Emerging Issues Task Force Issue No. 03-11, *Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FAS 133 and Not "Held for Trading Purposes" as Defined in Issue No. 02-3* and FASB Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* in 2003. Also, as discussed in Note 1 to the consolidated financial statements, the Company elected the fair value method of accounting for stock-based compensation as prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation,* as amended by SFAS No. 148, *Accounting for Stock-Based Compensation Transition and Disclosure, an Amendment of FASB Statement No. 123,* in 2003. As discussed in Note 8 to the consolidated financial statements, the Company adopted SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,* in 2003. As discussed in Note 21 to the consolidated financial statements, the Company adopted SFAS No. 143, *Accounting for Asset Retirement Obligations,* in 2003. As discussed in Note 22 to the consolidated financial statements, the Company adopted FIN No. 46, *Consolidation of Variable Interest Entities – an interpretation of ARB 51,* as amended by FIN No. 46(R), in 2003.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying "Management's Report on Internal Control Over Financial Reporting," that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.


PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 25, 2005

Management's Report on Internal Control Over Financial Reporting

PPL's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). PPL's internal control over financial reporting is a process designed to provide reasonable assurance to PPL's management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in "Internal Control – Integrated Framework," our management concluded that our internal control over financial reporting was effective as of December 31, 2004. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Consolidated Statement of Income

(Millions of dollars, except per share data) *For the years ended December 31,*	**2004**	2003	2002
Operating Revenues			
Utility	**$3,900**	$3,717	$3,686
Unregulated retail electric and gas	**114**	148	178
Wholesale energy marketing	**1,247**	1,222	1,039
Net energy trading margins	**22**	10	20
Energy related businesses	**529**	499	568
Total	**5,812**	5,596	5,491
Operating Expenses			
Operation			
Fuel	**780**	655	611
Energy purchases	**917**	1,004	904
Other operation and maintenance	**1,243**	1,201	1,131
Amortization of recoverable transition costs	**257**	260	226
Depreciation (Note 1)	**412**	380	367
Taxes, other than income (Note 5)	**250**	256	231
Energy related businesses	**566**	491	543
Other charges			
Write-down of international energy projects (Note 9)			113
Workforce reduction (Note 20)		9	75
Write-down of generation assets (Note 9)			44
Total	**4,425**	4,256	4,245
Operating Income	**1,387**	1,340	1,246
Other income – net (Note 16)	**41**	58	29
Interest expense	**523**	473	560
Income from Continuing Operations Before Income Taxes, Minority Interest and Distributions on Preferred Securities	**905**	925	715
Income taxes (Note 5)	**195**	170	210
Minority interest (Note 9)	**8**	7	78
Distributions on preferred securities (Note 8)	**2**	29	67
Income from Continuing Operations	**700**	719	360
Loss from discontinued operations (net of income taxes) (Note 9)	**2**	20	2
Income Before Cumulative Effects of Changes in Accounting Principles	**698**	699	358
Cumulative effects of changes in accounting principles (net of income taxes) (Notes 19, 21 and 22)		35	(150)
Net Income	**$ 698**	$ 734	$ 208
Earnings per Share of Common Stock (Note 4)			
Income from Continuing Operations:			
Basic	**$ 3.80**	$ 4.16	$ 2.36
Diluted	**$ 3.78**	$ 4.15	$ 2.36
Net Income:			
Basic	**$ 3.79**	$ 4.25	$ 1.37
Diluted	**$ 3.77**	$ 4.24	$ 1.36
Dividends Declared Per Share of Common Stock	**$ 1.64**	$ 1.54	$ 1.44

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Consolidated Statement of Cash Flows

(Millions of dollars) *For the years ended December 31,*	**2004**	2003	2002
Cash Flows From Operating Activities			
Net income	**$ 698**	$ 734	$208
Adjustments to reconcile net income to net cash provided by operating activities			
Loss from discontinued operations	**2**	20	2
Cumulative effects of changes in accounting principles		(35)	150
Depreciation	**412**	380	289
Stock compensation expense	**12**	11	5
Amortizations – recoverable transition costs and other	**242**	244	198
Payments to cancel generation projects			(152)
Dividends received from unconsolidated affiliates	**5**	7	14
Pension income – net	**(24)**	(41)	(42)
Pension funding	**(10)**	(18)	
Write-down of assets	**10**	13	157
Gain on asset sales and insurance settlements	**(26)**	(21)	
Distribution requirements – preferred securities	**2**	29	60
Equity in earnings of unconsolidated affiliates	**8**	11	9
Equity in earnings of WPD prior to acquiring controlling interest in 2002			(75)
Deferred income taxes and investment tax credits	**155**	96	85
Workforce reduction – net of cash paid		9	67
Unrealized (gain) loss on derivatives	**(15)**	(38)	24
Payment and gain on NUG contract termination			(75)
Write-off (deferral) of storm-related costs	**4**	(15)	
Realized (gain) loss on nuclear trust fund	**7**	(20)	
Interest accretion on asset retirement obligation and other	**23**	22	4
Other	**31**	9	5
Change in current assets and current liabilities			
Accounts receivable	**109**	11	(48)
Accounts payable	**(49)**	7	(73)
Fuel, materials and supplies	**(52)**	(13)	13
Other	**(9)**	(20)	(34)
Other operating activities			
Other assets	**(40)**	34	(12)
Other liabilities	**(58)**	(76)	(5)
Net cash provided by operating activities	**1,437**	1,340	774
Cash Flows From Investing Activities			
Expenditures for property, plant and equipment	**(703)**	(767)	(641)
Investment in generating assets and electric energy projects	**(31)**		(261)
Acquisition of controlling interest in WPD, net of cash acquired			(211)
Proceeds from the sale of minority interest in CGE	**123**		
Proceeds from sale of assets and insurance settlements and other	**21**	49	20
Purchases of auction rate securities	**(130)**	(15)	(1,248)
Proceeds from sale of auction rate securities	**74**	5	1,292
Net (increase) decrease in restricted cash	**(51)**	10	29
Other investing activities	**(21)**	(21)	(37)
Net cash used in investing activities	**(718)**	(739)	(1,057)
Cash Flows From Financing Activities			
Issuance of long-term debt	**322**	992	
Retirement of long-term debt	**(1,171)**	(575)	(823)
Retirement of company-obligated mandatorily redeemable preferred securities			(250)
Issuance of common stock	**596**	426	587
Retirement of preferred stock		(31)	
Payment of common dividends	**(297)**	(260)	(198)
Payment of preferred distributions	**(2)**	(27)	(63)
Net increase (decrease) in short-term debt	**(14)**	(877)	411
Other financing activities	**(12)**	(35)	(27)
Net cash used in financing activities	**(578)**	(387)	(363)
Effect of Exchange Rates on Cash and Cash Equivalents	**9**	7	2
Net Increase (Decrease) in Cash and Cash Equivalents	**150**	221	(644)
Cash and Cash Equivalents at Beginning of Period	**466**	245	889
Cash and Cash Equivalents at End of Period	**$ 616**	$ 466	$ 245
Supplemental Disclosures of Cash Flow Information			
Cash paid (received) during the period for:			
Interest	**$ 488**	$ 456	$ 412
Income taxes – net	**$ 14**	$ (23)	$ 91

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Consolidated Balance Sheet

(Millions of dollars) At December 31,	**2004**	2003
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 616**	$ 466
Restricted cash (Note 18)	**50**	10
Accounts receivable (less reserve: 2004, $88; 2003, $93)	**459**	555
Unbilled revenues	**407**	341
Fuel, materials and supplies (Note 1)	**309**	256
Prepayments	**57**	54
Deferred income taxes (Note 5)	**162**	105
Price risk management assets (Note 17)	**115**	90
Other	**129**	143
	2,304	2,020
Investments		
Investment in unconsolidated affiliates – at equity (Note 3)	**51**	74
Investment in unconsolidated affiliates – at cost (Note 9)		126
Nuclear plant decommissioning trust fund (Note 6)	**409**	357
Other	**12**	29
	472	586
Property, Plant and Equipment – net (Note 1)		
Electric plant in service		
Transmission and distribution	**5,983**	5,456
Generation	**4,007**	3,518
General	**480**	435
	10,470	9,409
Construction work in progress	**148**	614
Nuclear fuel	**153**	144
Electric plant	**10,771**	10,167
Gas and oil plant	**213**	205
Other property	**225**	221
	11,209	10,593
Regulatory and Other Noncurrent Assets (Note 1)		
Recoverable transition costs	**1,431**	1,687
Goodwill (Note 19)	**1,127**	1,068
Other intangibles (Note 19)	**276**	243
Other	**942**	926
	3,776	3,924
	$17,761	$17,123

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Consolidated Balance Sheet

(Millions of dollars) At December 31,	**2004**	2003
LIABILITIES AND EQUITY		
Current Liabilities		
Short-term debt (Note 8)	**$ 42**	$ 56
Long-term debt	**866**	395
Accounts payable	**407**	456
Above market NUG contracts (Note 14)	**73**	74
Taxes	**164**	178
Interest	**129**	121
Dividends	**79**	70
Price risk management liabilities (Note 17)	**167**	82
Other	**368**	343
	2,295	1,775
Long-term Debt	**6,792**	7,464
Long-term Debt with Affiliate Trusts (Notes 15 and 22)	**89**	681
Deferred Credits and Other Noncurrent Liabilities		
Deferred income taxes and investment tax credits (Note 5)	**2,426**	2,205
Accrued pension obligations (Note 12)	**476**	451
Asset retirement obligations (Note 21)	**257**	242
Above market NUG contracts (Note 14)	**206**	278
Other (Note 12)	**874**	663
	4,239	3,839
Commitments and Contingent Liabilities (Note 14)		
Minority Interest	**56**	54
Preferred Stock without Sinking Fund Requirements	**51**	51
Shareowners' Common Equity		
Common stock	**2**	2
Capital in excess of par value	**3,577**	2,977
Treasury stock	**(838)**	(837)
Earnings reinvested	**1,870**	1,478
Accumulated other comprehensive loss (Note 1)	**(323)**	(297)
Capital stock expense and other	**(49)**	(64)
	4,239	3,259
	$17,761	$17,123

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Consolidated Statement of Shareowners' Common Equity and Comprehensive Income

(Millions of dollars, except per share amounts) For the years ended December 31,	**2004**	2003	2002
Common stock at beginning of year	**$ 2**	$ 2	$ 2
Common stock at end of year	**2**	2	2
Capital in excess of par value at beginning of year	**2,977**	2,543	1,960
Common stock issued	**575**	426	587
Other	**25**	8	(4)
Capital in excess of par value at end of year	**3,577**	2,977	2,543
Treasury stock at beginning of year	**(837)**	(836)	(836)
Treasury stock purchased	**(1)**	(1)	
Treasury stock at end of year	**(838)**	(837)	(836)
Earnings reinvested at beginning of year	**1,478**	1,013	1,023
Net income (b)	**698**	734	208
Cash dividends declared on common stock	**(306)**	(269)	(218)
Earnings reinvested at end of year	**1,870**	1,478	1,013
Accumulated other comprehensive loss at beginning of year (c)	**(297)**	(446)	(251)
Foreign currency translation adjustments (b)	**112**	106	125
Unrealized gain (loss) on available-for-sale securities (b)	**20**	24	(3)
Minimum pension liability adjustments (b)	**(53)**	(10)	(301)
Unrealized gain (loss) on qualifying derivatives (b)	**(105)**	29	(16)
Accumulated other comprehensive loss at end of year	**(323)**	(297)	(446)
Capital stock expense and other at beginning of year	**(64)**	(52)	(41)
Issuance costs and other charges to issue common stock		(9)	(18)
Other	**15**	(3)	7
Capital stock expense and other at end of year	**(49)**	(64)	(52)
Total shareowners' common equity	**$4,239**	$3,259	$2,224
Common stock shares at beginning of year (a)	**177,362**	165,736	146,580
Common stock issued through the ESOP, DRIP, ICP, ICPKE, structured equity program and public offering	**11,737**	11,652	19,156
Treasury stock purchased	**(27)**	(26)	
Common stock shares at end of year	**189,072**	177,362	165,736

(a) Shares in thousands; $.01 par value, 390 million shares authorized. Each share entitles the holder to one vote on any question presented to any shareowners' meeting.

(b) Statement of Comprehensive Income (Note 1):

	2004	2003	2002
Net income	**$ 698**	$734	$ 208
Other comprehensive income (loss):			
Foreign currency translation adjustments, net of tax expense (benefit) of $0, $0, $(5)	**112**	106	125
Unrealized gain (loss) on available-for-sale securities, net of tax expense (benefit) of $18, $14, $(2)	**20**	24	(3)
Minimum pension liability adjustments, net of tax expense (benefit) of $(24), $(4), $(131)	**(53)**	(10)	(301)
Unrealized gain (loss) on qualifying derivatives, net of tax expense (benefit) of $(60), $15, $(10)	**(105)**	29	(16)
Total other comprehensive income (loss)	**(26)**	149	(195)
Comprehensive income	**$ 672**	$883	$ 13

(c) See Note 1 for disclosure of balances for each component of Accumulated Other Comprehensive Loss.

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Consolidated Statement of Preferred Stock

(Millions of dollars) At December 31,	Outstanding 2004	Outstanding 2003	Shares Outstanding 2004	Shares Authorized	Optional Redemption Price per Share [b]
PPL ELECTRIC [a]					
Preferred Stock – $100 par, cumulative, without sinking fund requirements					
4-1/2%	**$25**	$25	**247,524**	629,936	$110.00
Series Preferred					
3.35%	**2**	2	**20,605**		103.50
4.40%	**12**	12	**117,676**		102.00
4.60%	**3**	3	**28,614**		103.00
6.75%	**9**	9	**90,770**		103.04
Total Series Preferred	**26**	26	**257,665**	10,000,000	
	$51	$51			

DECREASES IN PREFERRED STOCK [c]

	2004 Shares	2004 Amount	2003 Shares	2003 Amount	2002 Shares	2002 Amount
Series Preferred						
6.125%			(167,500)	$(17)		
6.15%			(97,500)	(10)		
6.33%			(46,000)	(4)		

Decreases in Preferred Stock normally represent: (i) the redemption of stock pursuant to mandatory sinking fund requirements; or (ii) shares redeemed pursuant to optional redemption provisions.

[a] Each share of PPL Electric's preferred stock entitles the holder to one vote on matters on which PPL Electric's shareowners are entitled to vote. There were 10 million shares of PPL's preferred stock and 5 million shares of PPL Electric's preference stock authorized; none were outstanding at December 31, 2004 and 2003.

[b] The involuntary liquidation price of the preferred stock is $100 per share. The optional voluntary liquidation price is the optional redemption price per share in effect, except for the 4-1/2% Preferred Stock and the 6.75% Series Preferred Stock for which such price is $100 per share (plus in each case any unpaid dividends).

[c] Decreases in 2003 were redemptions of previously outstanding preferred stock with sinking fund requirements.

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Consolidated Statement of Long-term Debt

(Millions of dollars) At December 31,	Outstanding 2004	2003	Maturity [a]
Bonds:			
6-1/2% – 7.7% First Mortgage Bonds [b]	**$ 225**	$ 297	2004-2024
3.125% – 6.40% First Mortgage Pollution Control Bonds [b]	**314**	314	2008-2029
4.30% – 6-1/4% Senior Secured Bonds [b]	**841**	900	2007-2013
6.83% to 7.15% Series 1999-1 Transition Bonds	**1,159**	1,423	2004-2008
5.875% – 9.25% Unsecured Bonds	**2,051** [e]	1,982	2004-2028
6.20% – 6.40% Inflation-linked Bonds	**161** [e]	150	2006-2022
2.0% Pollution Control Revenue Bonds	**9**	9	2027
6.8% – 9.0% Bolivian Bonds	**22**		2005-2010
Notes:			
6.17% – 8.375% Medium-term Notes	**632**	737	2004-2007
4.33% – 6.40% Senior Unsecured Notes	**1,001**	500	2009-2014
8.05% – 8.30% Senior Secured Notes [c]	**437**	437	2013
2.625% Convertible Senior Notes	**400**	400	2023
7.29% Subordinated Notes	**290**		2006
8.70% – 9.64% Unsecured Promissory Notes	**10**	12	2010-2022
Senior Floating Rate Notes (3.36% at December 31, 2004)	**99**		2006
Term loan – variable rate (2.56% at December 31, 2003)		625	2008
Trust securities – variable rate (3.435% at December 31, 2003)		31	2008
Other long-term debt	**15**	27	2004–2013
	7,666	7,844	
Fair value swaps	**17**	28	
Unamortized discount	**(25)**	(13)	
	7,658	7,859	
Less amount due within one year	**(866)**	(395)	
Total long-term debt	**$6,792**	$7,464	
Long-term Debt with Affiliate Trusts:			
7.29% Subordinated Notes [d]		$ 592	2006
8.23% Subordinated Debentures [d]	**$ 89**	89	2027
Total long-term debt with affiliate trusts	**$ 89**	$ 681	

See Note 8 for information on debt issuances, debt retirements and other movements in long-term debt.

[a] Aggregate maturities of long-term debt through 2009 are (millions of dollars): 2005, $866; 2006, $1,244; 2007, $1,022; 2008, $623; and 2009, $687.

[b] The First Mortgage Bonds and the First Mortgage Pollution Control Bonds were issued under, and are secured by, the lien of the 1945 First Mortgage Bond Indenture. The lien of the 1945 First Mortgage Bond Indenture covers substantially all electric transmission and distribution plant owned by PPL Electric. The Senior Secured Bonds were issued under the 2001 Senior Secured Bond Indenture. The Senior Secured Bonds are secured by (i) an equal principal amount of First Mortgage Bonds issued under the 1945 First Mortgage Bond Indenture and (ii) the lien of the 2001 Senior Secured Bond Indenture, which covers substantially all electric transmission and distribution plant owned by PPL Electric and which is junior to the lien of the 1945 First Mortgage Bond Indenture.

[c] Represents lease financing consolidated through a variable interest entity. See Note 22 for additional information.

[d] Represents debt with wholly owned trusts that were deconsolidated effective December 31, 2003, as a result of the adoption of FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," for certain entities. See Notes 8 and 22 for further discussion.

[e] Increase due to an increase in foreign currency exchange rates.

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Terms and abbreviations appearing in Notes to Consolidated Financial Statements are explained in the glossary. Dollars are in millions, except per share data, unless otherwise noted.

1. Summary of Significant Accounting Policies

Business and Consolidation

PPL is an energy and utility holding company that, through its subsidiaries, is primarily engaged in the generation and marketing of electricity in the northeastern and western U.S. and in the delivery of electricity in Pennsylvania, the U.K. and Latin America. Based in Allentown, PA, PPL's principal direct subsidiaries are PPL Energy Funding, PPL Electric, PPL Gas Utilities, PPL Services and PPL Capital Funding.

PPL Energy Funding is the parent of PPL Energy Supply, which serves as the holding company for PPL's principal unregulated subsidiaries. PPL Energy Supply is the parent of PPL Generation, PPL EnergyPlus and PPL Global.

PPL Generation owns and operates a portfolio of domestic power generating assets. These power plants are located in Pennsylvania, Montana, Arizona, Illinois, Connecticut, New York and Maine and use well-diversified fuel sources including coal, nuclear, natural gas, oil and hydro. PPL EnergyPlus markets or brokers electricity produced by PPL Generation, along with purchased power, natural gas and oil in competitive wholesale and deregulated retail markets, primarily in the northeastern and western portions of the U.S. PPL Global owns and operates international energy businesses that are primarily focused on the distribution of electricity.

PPL Electric is a rate-regulated subsidiary of PPL. PPL Electric's principal businesses are the transmission and distribution of electricity to serve retail customers in its franchised territory in eastern and central Pennsylvania, and the supply of electricity to retail customers in that territory as a PLR.

The consolidated financial statements of PPL include its own accounts as well as the accounts of all entities in which PPL has a controlling financial interest. Investments in entities in which the company has the ability to exercise significant influence but does not have a controlling financial interest are accounted for under the equity method. See Note 3 for further discussion. All other investments are carried at cost or fair value. All significant intercompany transactions have been eliminated. Any minority interests are reflected in the consolidated financial statements.

It is the policy of PPL to consolidate or record equity in earnings of foreign entities on a lag, based on the availability of financial data on a U.S. GAAP basis:

- PPL and its subsidiaries consolidate the results of foreign entities in which they have a controlling financial interest (WPD, Emel, EC, the Bolivian subsidiaries and other investments) on a one-month lag.
- Earnings from foreign equity method investments are recorded on a three-month lag.

Effective August 21, 2002, PPL deconsolidated CEMAR and began accounting for it using the cost method. See Note 9 for further discussion, including the sale of this investment.

Effective December 31, 2003, PPL's consolidated financial statements include the accounts of the lessors under the operating leases for the Sundance, University Park and Lower Mt. Bethel generation facilities. These entities were not included in the consolidated financial statements for periods ending prior to December 31, 2003. See Note 22 for further discussion.

Effective December 31, 2003, PPL deconsolidated PPL Capital Funding Trust I and SIUK Capital Trust I , both of which are wholly owned trusts. Both entities were included in PPL's consolidated financial statements for periods ending prior to December 31, 2003. See Note 22 for further discussion.

The consolidated financial statements of PPL include its share of undivided interests in jointly-owned facilities, as well as its share of the related operating costs of those facilities. See Note 13 for additional information.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Accruals

Loss accruals are recorded in accordance with SFAS 5, "Accounting for Contingencies." Potential losses are accrued when (1) information is available that indicates it is "probable" that the loss has been incurred, given the likelihood of the uncertain future events and (2) the amount of the loss can be reasonably estimated.

Guarantees

In accordance with the provisions of FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34," which was adopted by PPL and its subsidiaries effective January 1, 2003, the fair values of guarantees related to arrangements entered into prior to January 1, 2003, as well as guarantees excluded from the initial recognition and measurement provisions of FIN 45, are not recorded in the financial statements. See Note 14 for further discussion of recorded and unrecorded guarantees.

Accounting Records

The system of accounts for PPL Electric and PPL Gas Utilities are maintained in accordance with the Uniform System of Accounts prescribed by the FERC and adopted by the PUC.

Cash Equivalents

All highly liquid debt instruments purchased with original maturities of three months or less are considered to be cash equivalents.

PPL invests in auction rate and similar securities which provide for periodic reset of interest rates and are highly liquid. Even though PPL considers these debt securities as part of its liquid portfolio, it does not include these securities in cash and cash equivalents due to the stated maturity of the securities. These securities are included in "Current Assets – Other" on the Balance Sheet.

Restricted Cash

Bank deposits that are restricted by agreement or that have been designated for a specific purpose are classified as restricted cash. The change in restricted cash is reported as an investing activity in the Statement of Cash Flows. On the Balance Sheet, the current portion of restricted cash is shown as "Restricted cash" within current assets, while the noncurrent portion is included in "Other" within other noncurrent assets. See Note 18 for the components of restricted cash.

Allowance for Doubtful Accounts

Accounts receivable collectibility is evaluated using a combination of factors. Reserve balances are analyzed to assess the reasonableness of the balances in comparison to the actual accounts receivable balances and write-offs. Adjustments are made to reserve balances based on the results of analysis, the aging of receivables, and historical and industry trends.

Additional specific reserves for uncollectible accounts receivable, such as bankruptcies, are recorded on a case-by-case basis after having been researched and reviewed by management. Unusual items, trends in write-offs, the age of the receivable, counterparty creditworthiness and economic conditions are considered as a basis for determining the adequacy of the reserve for uncollectible account balances.

Fuels, Materials and Supplies

PPL and its subsidiaries value inventory at the lower of cost or market primarily using the average cost method. PPL Gas Utilities values a portion of its natural gas inventory using the last-in, first-out method, consistent with its rate-making treatment. The carrying value of that inventory was $5 million and $14 million at December 31, 2004 and 2003, and the excess of replacement cost over carrying value was $7 million and $5 million at December 31, 2004 and 2003.

Property, Plant and Equipment

PP&E is recorded at original cost, unless impaired. If impaired, the asset is written down to fair value at that time, which becomes the asset's new cost basis. Original cost includes material, labor, contractor costs, construction overheads and financing costs, where applicable. The cost of repairs and minor replacements are charged to expense as incurred. PPL records costs associated with planned major maintenance projects in the period in which the costs are incurred. No costs are accrued in advance of the period in which the work is performed.

AFUDC is capitalized as part of the construction costs for regulated projects. Interest is capitalized as part of construction costs for non-regulated projects.

Depreciation is computed over the estimated useful lives of property using various methods including the straight-line, composite and group methods. PPL and its subsidiaries periodically review and adjust the depreciable lives of their fixed assets. When a component of PP&E is retired that was depreciated under the composite or group method, the original cost is charged to accumulated depreciation. When all or a significant portion of an operating unit that was depreciated under the composite or group method is retired or sold, the property and the related accumulated depreciation account is reduced and any gain or loss is included in income, unless otherwise required by regulators.

Following are the classes of PP&E, with the associated accumulated depreciation, at December 31:

	2004	2003
Electric plant		
Generation	**$ 8,877**	$ 8,347
Transmission and distribution	**7,991**	7,324
General	**736**	733
Construction work in progress	**148**	614
Nuclear fuel	**314**	308
Gas and oil plant	**336**	321
Other property	**290**	276
	18,692	17,923
Less: Accumulated depreciation and amortization	**7,483**	7,330
	$11,209	$10,593

Following are the weighted-average rates of depreciation at December 31:

	2004	2003
Generation	**2.11%**	2.01%
Transmission and distribution	**2.86%**	3.16%
General	**3.41%**	3.75%

The annual provisions for depreciation have been computed principally in accordance with the following ranges of assets lives: generation 5-65 years; transmission and distribution, 15-80 years; and general 3-80 years.

Included in PP&E above are capitalized costs of software projects that were developed or obtained for internal use. At December 31, 2004 and 2003, capitalized software costs were $82 million and $76 million, and there was $43 million and $31 million of accumulated amortization. Such capitalized amounts are amortized ratably over the expected lives of the projects when they become operational, generally not to exceed 10 years. During 2004, 2003 and 2002, PPL amortized capitalized software costs of $11 million, $11 million, and $5 million.

Impairments – Property, Plant and Equipment, Goodwill and Intangible Assets

PPL and its subsidiaries review long-lived assets, including intangibles, that are subject to depreciation or amortization for impairment when events or circumstances indicate carrying amounts may not be recoverable. An impairment loss is recognized if the carrying amount of long-lived assets is not recoverable from undiscounted future cash flow. The impairment charge is measured by the difference between the carrying amount of the asset and its fair value.

Goodwill is reviewed for impairment at the reporting unit level, annually or more frequently when events or circumstances indicate that the carrying value may be greater than the implied fair value. PPL's reporting units are one level below its operating segments. If the carrying value of the reporting unit exceeds its fair value, the implied fair value of goodwill must be calculated. If the implied fair value of goodwill is less than its carrying value, the difference represents the amount of impairment. See Notes 9 and 19 for a discussion of asset impairment charges recorded.

Asset Retirement Obligations

In 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations," which addresses the accounting for obligations associated with the retirement of tangible long-lived assets. SFAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized as a liability in the financial statements. The initial obligation should be measured at the estimated fair value. An equivalent amount should be recorded as an increase in the value of the capitalized asset and allocated to expense over the useful life of the asset. Until the obligation is settled, the liability should be increased, through the recognition of accretion expense in the income statement, for changes in the obligation due to the passage of time. See Note 21 for a discussion of accounting for asset retirement obligations.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price paid over the estimated fair value of the assets acquired and liabilities assumed in the acquisition of a business. Upon the adoption of SFAS 142, "Goodwill and Other Intangible Assets," on January 1, 2002, PPL and its subsidiaries stopped amortizing goodwill.

Other intangible assets that have finite useful lives are valued at cost and amortized over their useful lives based upon the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up.

Investments in Debt and Marketable Equity Securities

Investments in debt securities are classified as held-to-maturity, and measured at amortized cost, when there is an intent and ability to hold the securities to maturity. Debt securities and marketable equity securities that are acquired and held principally for the purpose of selling them in the near-term are classified as trading. All other investments in debt and marketable equity securities are classified as available-for-sale. Both trading and available-for-sale securities are carried at fair value. Any unrealized gains and losses for trading securities are included in earnings. Unrealized gains and losses for available-for-sale securities are reported, net of tax, in other comprehensive income or are recognized currently in earnings when a decline in fair value is determined to be other than temporary. The specific identification method is used to calculate realized gains and losses on debt and marketable equity securities. See Note 6 for additional information on securities held in the nuclear decommissioning trusts.

Regulation

PPL Electric, PPL Gas Utilities, and Elfec account for regulated operations in accordance with the provisions of SFAS 71, "Accounting for the Effects of Certain Types of Regulation," which requires rate-regulated entities to reflect the effects of regulatory decisions in their financial statements.

The following regulatory assets were included in the "Regulatory and Other Noncurrent Assets" section of the Balance Sheet at December 31:

	2004	2003
Recoverable transition costs	**$1,431**	$1,687
Taxes recoverable through future rates	**276**	250
Other	**20**	24
	$1,727	$1,961

Based on the PUC Final Order, PPL Electric began amortizing its competitive transition (or stranded) costs, $2.97 billion, over an 11-year transition period effective January 1, 1999. In August 1999, competitive transition costs of $2.4 billion were converted to intangible transition costs when they were securitized by the issuance of transition bonds. The intangible transition costs are being amortized over the life of the transition bonds, through December 2008, in accordance with an amortization schedule filed with the PUC. The assets of PPL Transition Bond Company, including the intangible transition property, are not available to creditors of PPL or PPL Electric. The transition bonds are obligations of PPL Transition Bond Company and are non-recourse to PPL and PPL Electric. The remaining competitive transition costs are also being amortized based on an amortization schedule previously filed with the PUC, adjusted for those competitive transition costs that were converted to intangible transition costs. As a result of the conversion of a significant portion of the competitive transition costs into intangible transition costs, amortization of substantially all of the remaining competitive transition costs will occur in 2009.

Included in "Other" above as of December 31, 2004 and 2003, are approximately $11 million and $15 million of storm restoration costs associated with the September 2003 Hurricane Isabel. PPL Electric deferred these costs in accordance with the PUC declaratory order of January 2004. The $4 million reduction in deferred costs is the result of a PUC order entered in December 2004. The remaining costs will be recovered through customer transmission and distribution rates, and will be amortized over ten years beginning in 2005.

In March 2004, PPL Electric filed a proposed distribution rate increase of $164 million (subsequently amended to $160 million) and, at the same time, notified the PUC of an estimated increase in transmission service charges of $57 million. In December 2004, the PUC entered its order granting PPL Electric a distribution rate increase of $137 million and approved PPL Electric's proposed mechanism for collecting the additional $57 million in transmission-related charges.

Accounting for Derivatives and Other Contracts Held for Trading Purposes

PPL enters into energy and energy-related contracts to hedge the variability of expected cash flows associated with its generating units and for trading purposes. PPL enters into interest rate derivative contracts to hedge its exposure to changes in the fair value of its debt instruments and to hedge its exposure to variability in expected cash flows associated with existing debt instruments or forecasted transactions. PPL also enters into foreign currency derivative contracts to hedge foreign currency exposures, including firm commitments, recognized assets or liabilities, forecasted transactions, net investments, or foreign earnings translation.

Contracts that meet the definition of a derivative are accounted for under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted. Certain energy contracts have been excluded from the requirements of SFAS 133 because they meet the definition of a "normal purchase or normal sale" under DIG Issue C15, "Scope Exceptions: Normal Purchases and Normal Sales Exception for Certain Option-Type Contracts and Forward Contracts in Electricity." These contracts are reflected in the financial statements using the accrual method of accounting.

Additionally, PPL adopted SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," as of July 1, 2003. The requirements of SFAS 149, which required prospective application, placed additional limitations on the use of the normal purchase or normal sale exception. Therefore, the accounting for certain types of transactions has been changed on a prospective basis to conform with SFAS 149.

All derivative contracts that are subject to the requirements of SFAS 133 and its amendments are reflected on the balance sheet at their fair value. On the date the derivative contract is executed, PPL designates the derivative as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), a foreign currency fair value or cash flow hedge ("foreign currency" hedge), a hedge of a net investment in a foreign operation or a trading derivative. Changes in the fair value of a derivative that is highly effective as, and is designated and qualifies as, a fair value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk, are recorded in current-period earnings. Changes in the fair value of a derivative that is highly effective as, and is designated as and qualifies as, a cash flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows being hedged. Changes in the fair value of derivatives that are designated as and qualify as foreign currency hedges are recorded in either current-period earnings or other comprehensive income, depending on whether the hedge transaction is a fair value hedge or a cash flow hedge. If a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded within other comprehensive income. Changes in the fair value of derivatives that are not designated as hedging instruments are reported in current-period earnings.

Unrealized gains and losses from changes in market prices of energy contracts accounted for as fair value hedges are reflected in "Energy purchases" on the Statement of Income, as are changes in the underlying positions. Realized gains and losses from energy contracts accounted for as fair value hedges or cash flow hedges, when recognized on the Statement of Income, are reflected in "Wholesale energy marketing" revenues, "Fuel," or "Energy purchases," consistent with the hedged item. Gains and losses from interest rate and foreign currency derivative contracts that hedge interest payments, when recognized on the Statement of Income, are accounted for in "Interest Expense." Gains and losses from foreign currency derivative contracts that economically hedge foreign earnings translation are recognized in "Other Income – net." Gains and losses from foreign currency derivative contracts that hedge foreign currency payments for equipment, when recognized on the Statement of Income, are accounted for in "Depreciation."

In the fourth quarter of 2002, PPL adopted the accounting requirements under EITF 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities." As such, PPL reflects its net realized and unrealized gains and losses associated with all derivatives that are held for trading purposes in the "Net energy trading margins" line on the Statement of Income. Non-derivative contracts that met the definition of energy trading activities as defined by EITF 98-10, "Accounting for Energy Trading and Risk Management Activities" are reflected in the financial statements using the accrual method of accounting. Prior periods were restated.

PPL adopted the final provisions of EITF 03-11, "Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not 'Held for Trading Purposes' as Defined in Issue No. 02-3," prospectively as of October 1, 2003. As a result of the adoption, non-trading bilateral sales of electricity at major market delivery points are netted with purchases that offset the sales at those same delivery points. A major market delivery point is any delivery point with liquid pricing available.

See Note 17 for additional information on SFAS 133, its amendments and related accounting guidance.

Revenue Recognition

Operating revenues, except for "Energy related businesses," are recorded based on energy deliveries through the end of the calendar month. Unbilled retail revenues result because customers' meters are read and bills are rendered throughout the month, rather than all being read at the end of the month. Unbilled revenues for a month are calculated by multiplying an estimate of unbilled kWh by the estimated average cents per kWh. Unbilled wholesale energy revenues are recorded at month-end to reflect estimated amounts until actual dollars and MWhs are confirmed and invoiced. At that time, unbilled revenue is reversed and actual revenue is recorded.

"Energy related businesses" revenue includes revenues from the mechanical contracting and engineering subsidiaries and PPL Global's proportionate share of affiliate earnings under the equity or cost method of accounting, as described in the "Business and Consolidation" section of Note 1. The mechanical contracting and engineering subsidiaries record profits from construction contracts on the percentage-of-completion method of accounting. Income from time and material contracts is recognized currently as the work is performed.

Utility Revenue

The Statement of Income "Utility" line item contains revenues from domestic and international rate-regulated delivery operations.

WPD revenues are stated net of value-added tax.

Income Taxes

The income tax provision for PPL and its subsidiaries is calculated in accordance with SFAS 109, "Accounting for Income Taxes." PPL and its domestic subsidiaries file a consolidated U.S. federal income tax return.

Significant management judgment is required in developing PPL's provision for income taxes, including the determination of deferred tax assets and liabilities and any valuation allowances that might be required against the deferred tax assets. PPL and its subsidiaries record valuation allowances to reduce deferred tax assets to the amounts that are more likely than not to be realized. PPL and its subsidiaries have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowances. If PPL and its subsidiaries determined that they would be able to realize deferred tax assets in the future in excess of net deferred tax assets, adjustments to the deferred tax assets would increase income by reducing tax expense in the period that such determination was made. Likewise, if PPL and its subsidiaries determined that they would not be able to realize all or part of net deferred tax assets in the future, adjustments to the deferred tax assets would decrease income by increasing tax expense in the period that such determination was made.

Annual tax provisions include amounts considered sufficient to pay assessments that may result from examination by taxing authorities of prior year tax returns; however, the amount ultimately paid upon resolution of issues raised by such authorities may differ materially from the amount accrued and may materially impact PPL's financial statements. In evaluating the exposure associated with various tax filing positions, PPL and its subsidiaries accrue charges for probable exposures based on management's best estimate of the amount that should be recognized. PPL and its subsidiaries maintain an allowance for tax contingencies, the balance of which management believes to be adequate.

PPL Energy Supply and PPL Electric deferred investment tax credits when they were utilized and are amortizing the deferrals over the average lives of the related assets. See Note 5 for additional discussion regarding income taxes.

The provision for PPL Electric's deferred income taxes for regulated assets is based upon the ratemaking principles reflected in rates established by the PUC and the FERC. The difference in the provision for deferred income taxes for regulated assets and the amount that otherwise would be recorded under U.S. GAAP is deferred and included in taxes recoverable through future rates in "Regulatory and Other Noncurrent Assets – Other" on the Balance Sheet. See Note 5 for additional information.

Leases

PPL and its subsidiaries apply the provisions of SFAS 13, "Accounting for Leases," as amended and interpreted, to all transactions that qualify for lease accounting. See Note 10 for a discussion of accounting for leases under which PPL and its subsidiaries are lessees.

In 2002, PPL began commercial operation of its 79.9 MW oil-powered station in Shoreham, New York. The Long Island Power Authority has contracted to purchase all of the plant's capacity and ancillary services as part of a 15-year power purchase agreement with PPL EnergyPlus. The capacity payments in the power purchase agreement result in the plant being classified as a direct financing lease, under which PPL EnergyPlus is the lessor. In December 2004, PPL recorded a sales-type lease related to an 8 MW on-site electrical generation plant, under which a subsidiary of PPL Energy Supply is the lessor.

As of December 31, 2004 and 2003, PPL had receivable balances of $273 million and $277 million (included in "Current Assets – Other" and "Regulatory and Other Noncurrent Assets – Other") and unearned revenue balances of $158 million and $167 million (included in "Deferred Credits and Other Noncurrent Liabilities – Other"). The receivable balances include $65 million of an unguaranteed residual value. Rental income received during 2004, 2003 and 2002 was $14 million, $15 million and $5 million. Total future minimum lease payments expected to be received on both leases are estimated at $16 million for each of the years from 2005 through 2009.

Stock-Based Compensation

PPL grants stock options, restricted stock, restricted stock units and stock units to employees and directors under several stock-based compensation plans. SFAS 123, "Accounting for Stock-Based Compensation," encourages entities to record compensation expense for stock-based compensation plans at fair value but provides the option of measuring compensation expense using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The fair value method under SFAS 123 is the preferable method of accounting for stock-based compensation, as it provides a consistent basis of accounting for all stock-based awards, thereby facilitating a better measure of compensation cost and improved financial reporting.

Prior to 2003, PPL accounted for stock-based compensation in accordance with APB Opinion No. 25, as permitted by SFAS 123. Effective January 1, 2003, PPL and its subsidiaries adopted the fair value method of accounting for stock-based compensation, as prescribed by SFAS 123, using the prospective method of transition permitted by SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123." The prospective method of transition requires PPL and its subsidiaries to use the fair value method under SFAS 123 for all stock-based compensation awards granted, modified or settled on or after January 1, 2003. Thus, all awards granted prior to January 1, 2003, continue to be accounted for under the intrinsic value method of APB Opinion No. 25, to the extent such awards are not modified or settled. Stock-based compensation is recognized on a straight-line basis over the vesting period of the awards and is included in "Other operation and maintenance" expense on PPL's Statement of Income.

Use of the fair value method prescribed by SFAS 123 requires PPL and its subsidiaries to recognize compensation expense for stock options issued. Fair value for the stock options is determined using the Black-Scholes options pricing model.

PPL and its subsidiaries were not required to recognize compensation expense for stock options issued and accounted for under the intrinsic value method of APB Opinion No. 25, since PPL grants stock options with an exercise price that is not less than the fair market value of PPL's common stock on the date of grant. For stock options granted and accounted for under the fair value method of SFAS 123, stock option expense for PPL was approximately $6 million for 2004 and $3 million for 2003. As currently structured, awards of restricted stock, restricted stock units and stock units result in the same amount of compensation expense under the fair value method of SFAS 123 as they would under the intrinsic value method of APB Opinion No. 25.

See Note 23 for a discussion of SFAS 123 (revised 2004), "Share-Based Payment." See Note 11 for a discussion of stock-based compensation.

The following table illustrates the pro forma effect on net income and EPS as if the fair value method had been used to account for all outstanding stock-based compensation awards in the years shown:

	2004	2003	2002
Net Income			
Net Income – as reported	**$ 698**	$ 734	$ 208
Add: Stock-based employee compensation expense included in reported net income, net of tax	**8**	5	3
Deduct: Total stock-based compensation expense determined under the fair value method for all awards, net of tax	**10**	9	8
Pro forma Net Income	**$ 696**	$ 730	$ 203
EPS			
Basic – as reported	**$3.79**	$4.25	$1.37
Basic – pro forma	**$3.78**	$4.23	$1.34
Diluted – as reported	**$3.77**	$4.24	$1.36
Diluted – pro forma	**$3.76**	$4.22	$1.33

Pension and Other Postretirement Benefits

PPL and certain of its subsidiaries sponsor various pension and other postretirement and postemployment benefit plans. PPL follows the guidance of SFAS 87, "Employers' Accounting for Pensions," and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," when accounting for these benefits.

PPL and certain of its subsidiaries also provide supplemental retirement benefits to directors, executives and other key management employees through unfunded nonqualified retirement plans.

The majority of employees of PPL's domestic subsidiaries will become eligible for certain health care and life insurance benefits upon retirement through contributory plans. Postretirement benefits under the PPL Retiree Health Plans (covering retirees of PPL Electric and various other affiliated PPL companies) and certain employees of PPL Gas Utilities are paid from funded VEBA trusts sponsored by the respective companies.

See Note 12 for a discussion of pension and other postretirement benefits.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income, defined as changes in common equity from transactions not related to shareowners. Other comprehensive income consists of foreign currency translation adjustments recorded by PPL Global, unrealized gains or losses on available-for-sale securities and qualifying derivatives, and the excess of additional pension liability over unamortized prior service costs, net of taxes. Comprehensive income is reflected on the PPL Statement of Shareowners' Common Equity and Comprehensive Income, and "Accumulated other comprehensive loss" is presented on the PPL Balance Sheet.

The accumulated other comprehensive loss of PPL consisted of the following after tax amounts at December 31:

	2004	2003
Foreign currency translation adjustments	**$ 75**	$ (37)
Net unrealized gains on available-for-sale securities	**40**	20
Minimum pension liability	**(369)**	(316)
Unrealized gains (losses) on qualifying derivatives	**(69)**	36
	$(323)	$(297)

Treasury Stock

Treasury shares are reflected on the balance sheet as an offset to common equity under the cost method of accounting. Management has no definitive plans for the future use of these shares. Treasury shares are not considered outstanding in calculating EPS. At December 31, 2004 and 2003, PPL had 31,045,853 and 31,019,352 shares of treasury stock outstanding.

Foreign Currency Translation and Transactions

Assets and liabilities of international operations, where the local currency is the functional currency, are translated at year-end exchange rates, and related revenues and expenses are translated at average exchange rates prevailing during the year. Adjustments resulting from translation are recorded in accumulated other comprehensive loss.

Gains or losses relating to foreign currency transactions are recognized currently in income. The aggregate transaction gain (loss) was an insignificant amount in 2004, $(1) million in 2003 and $(9) million in 2002.

Independent System Operator

Certain PPL subsidiaries participate in PJM in several roles. Certain PPL subsidiaries also participate in the New England ISO (ISO-NE) and the New York ISO (NYISO) in a less significant way than in PJM. In PJM, PPL EnergyPlus is a marketer, a load-serving entity to its customers who selected it as a supplier under the Customer Choice Act and a seller for PPL's generation subsidiaries. PPL Electric is a transmission owner and provider of last resort in PJM. In ISO-NE, PPL EnergyPlus is a marketer, a load-serving entity, and a seller for PPL's New England generating assets. In the NYISO, PPL EnergyPlus acts as a marketer. PPL Electric does not participate in ISO-NE or NYISO.

A function of interchange accounting is to match participants' MWh entitlements (generation plus scheduled bilateral purchases) against their MWh obligations (load plus scheduled bilateral sales) during every hour of every day. If the net result during any given hour is an entitlement, the participant is credited with a spot market sale to the ISO at the respective market price for that hour; if the net result is an obligation, the participant is charged with a spot market purchase from the ISO at the respective market price for that hour. ISO purchases and sales are not allocated to individual customers.

PPL records the hourly net sales and purchases in its financial statements as sales to and purchases from the respective ISOs, in accordance with the FERC and industry accounting.

Reclassifications

Certain amounts in the 2003 and 2002 financial statements have been reclassified to conform to the current presentation. The reclassifications did not affect net income or total equity.

New Accounting Standards

See Note 23 for a discussion of new accounting standards adopted in 2004 or pending adoption.

2. Segment and Related Information

PPL's reportable segments are Supply, Delivery and International. The Supply segment primarily consists of the domestic energy marketing, domestic generation and domestic development operations of PPL Energy Supply. The Delivery segment includes the regulated electric and gas delivery operations of PPL Electric and PPL Gas Utilities. The International segment includes operations of the international energy businesses of PPL Global. The majority of PPL Global's international businesses are located in the U.K., Chile, El Salvador and Bolivia.

Segments include direct charges, as well as an allocation of indirect corporate costs, for services provided by PPL Services. These service costs include functions such as financial, legal, human resources and information services.

Financial data for the segments are as follows:

	2004	2003	2002
Income Statement Data			
Revenues from external customers			
Supply	**$1,846**	$1,804	$1,707
Delivery	**2,869**	2,778	2,706
International	**1,097**	1,014	1,078
	5,812	5,596	5,491
Intersegment revenues			
Supply	**1,500**	1,444	1,431
Delivery	**157**	160	183
Equity in earnings of unconsolidated affiliates			
Supply	**(10)**	(14)	(12)
International	**2**	3	3
	(8)	(11)	(9)
Depreciation			
Supply	**152**	120	129
Delivery	**114**	110	100
International	**146**	150	138
	412	380	367
Amortizations – recoverable transition costs and other			
Supply	**(25)**	(27)	(38)
Delivery	**267**	271	236
	242	244	198
Interest income			
Supply	**15**	(2)	(5)
Delivery	**16**	7	20
International	**8**	7	13
	39	12	28
Interest expense			
Supply	**124**	41	107
Delivery	**196**	214	214
International	**203**	218	239
	523	473	560
Income taxes – total			
Supply	**119**	177	119
Delivery	**17**	23	24
International	**59**	(30)	67
	195	170	210
Deferred income taxes and investment tax credits			
Supply	**18**	19	(21)
Delivery	**87**	22	21
International	**50**	55	85
	155	96	85
Net Income			
Supply [a]	**421**	502	356
Delivery	**80**	36	48
International [b]	**197**	196	(196)
	$ 698	$ 734	$ 208

	2004	2003	2002
Cash Flow Data			
Expenditures for property, plant and equipment			
Supply	**$228**	$270	$291
Delivery	**196**	251	237
International	**279**	246	113
	703	767	641
Investment in generating assets and electric energy projects			
Supply	**31**		261
International [c]			211
	$ 31	$	$472

As of December 31,	2004	2003
Balance Sheet Data		
Net investment in unconsolidated affiliates – at equity		
Supply	**$ 36**	$ 48
International	**15**	26
	51	74
Total assets		
Supply	**6,673**	6,491
Delivery	**5,698**	5,690
International	**5,390**	4,942
	$17,761	$17,123

	2004	2003	2002
Geographic Data			
Revenues from external customers			
Domestic	**$4,715**	$4,582	$4,413
Foreign	**1,097**	1,014	1,078
	$5,812	$5,596	$5,491

As of December 31,	2004	2003
Property, plant and equipment – net		
Domestic	**$ 7,359**	$ 7,219
Foreign	**3,850**	3,374
	$11,209	$10,593

[a] 2003 includes two cumulative-effect changes in accounting principle recorded in January and December 2003. See Notes 21 and 22 for additional information.

[b] 2002 includes the cumulative-effect change in accounting principle recorded in March 2002. See Note 19 for additional information. The International segment also includes the write-downs of the CEMAR investment recorded in March and June 2002, as described in Note 9.

[c] *The 2002 amount represents the acquisition of the controlling interest in WPD.*

3. Investment in Unconsolidated Affiliates – at Equity

Investment in unconsolidated affiliates accounted for under the equity method were as follows as of December 31 (equity ownership percentages as of December 31, 2004):

	2004	2003
Aguaytia Energy, LLC – 11.4%	**$ 9**	$ 11
Bangor Pacific Hydro Associates – 50.0%	**15**	15
MicDos		9
Safe Harbor Water Power Corporation – 33.3%	**15**	15
PPL Capital Funding Trust I		18
Other	**12**	6
Total	**$51**	$74

The 50% investment interest in MicDos was sold in June 2004. See Note 9 for additional information. PPL no longer has its 100% interest in PPL Capital Funding Trust I as a result of exchanges of securities involving the trust preferred securities in January and February 2004 and the liquidation of the trust in March 2004. See Note 8 for additional information.

A PPL subsidiary has a 50% interest in a partnership that owns the Griffith gas-fired generation station. The partnership arrangement is essentially a cost-sharing arrangement, in that each of the partners has rights to one-half of the plant capacity and energy, and an obligation to cover one-half of the operating costs of the station. Accordingly, the equity investment is not reflected in the table above and is classified as "Electric Plant in Service – Generation" on the Balance Sheet.

4. Earnings Per Share

Basic EPS is calculated using the weighted-average number of common shares outstanding during the period. Diluted EPS is calculated using weighted average shares outstanding that are increased for additional shares that would be outstanding if potentially dilutive securities were converted to common stock. Potentially dilutive securities consist of:

- stock options, restricted stock and restricted stock units granted under the incentive compensation plans;
- stock units representing common stock granted under the directors compensation programs;
- common stock purchase contracts that were a component of the PEPS Units and PEPS Units, Series B; and
- convertible senior notes.

The basic and diluted EPS calculations, and the reconciliation of the shares (in thousands) used in the calculations, are shown below:

	2004	2003	2002
Income (Numerator)			
Income from continuing operations	**$ 700**	$ 719	$ 360
Loss from discontinued operations (net of tax)	**(2)**	(20)	(2)
Cumulative effects of changes in accounting principles (net of tax)		35	(150)
Net Income	**$ 698**	$ 734	$ 208
Shares (Denominator)			
Shares for Basic EPS	**184,228**	172,795	152,492
Add: Incremental shares			
Convertible Senior Notes	**67**		
Stock options and other share-based awards	**698**	597	317
Shares for Diluted EPS	**184,993**	173,392	152,809
Basic EPS			
Income from continuing operations	**$ 3.80**	$ 4.16	$ 2.36
Loss from discontinued operations (net of tax)	**(0.01)**	(0.11)	(0.01)
Cumulative effects of changes in accounting principles (net of tax)		0.20	(0.98)
Net Income	**$ 3.79**	$ 4.25	$ 1.37
Diluted EPS			
Income from continuing operations	**$ 3.78**	$ 4.15	$ 2.36
Loss from discontinued operations (net of tax)	**(0.01)**	(0.11)	(0.01)
Cumulative effects of changes in accounting principles (net of tax)		0.20	(0.99)
Net Income	**$ 3.77**	$ 4.24	$ 1.36

In May 2001, PPL and PPL Capital Funding Trust I issued 23 million PEPS Units that contained a purchase contract component for PPL's common stock. The purchase contracts were only dilutive if the average price of PPL's common stock exceeded a threshold appreciation price, which was adjusted for cash distributions on PPL common stock. The threshold appreciation price was initially set at $65.03 and was adjusted to $63.38 as of April 1, 2004, based on dividends paid on PPL's common stock since issuance. The purchase contracts were settled in May 2004. Since the average price did not exceed the threshold appreciation price, the purchase contracts were excluded from the diluted EPS calculations for 2004, 2003 and 2002.

In January 2004, PPL completed an exchange offer resulting in the exchange of approximately four million PEPS Units for PEPS Units, Series B. The primary difference in the units related to the debt component. The purchase contract components of both units, which were potentially dilutive, were identical. The threshold appreciation price for the purchase contract component of the PEPS Units, Series B was adjusted in the same manner as that of the PEPS Units and was $63.38 as a result of the adjustment as of April 1, 2004. These purchase contracts were settled in May 2004. Since the average price did not exceed the threshold appreciation price, the purchase contracts were excluded from the diluted EPS calculations for 2004. See Note 8 for a more detailed discussion of the exchange offer.

In May 2003, PPL Energy Supply issued $400 million of 2.625% Convertible Senior Notes due 2023. The notes are guaranteed by PPL and, as originally issued, could be converted into shares of PPL common stock if:

- during any fiscal quarter starting after June 30, 2003, the market price of PPL's common stock trades at or above $59.67 per share over a certain period during the preceding fiscal quarter;
- PPL calls the debt for redemption;
- the holder exercises its right to put the debt on any five-year anniversary of the offering;
- the long-term credit rating assigned to the notes by Moody's Investors Service, Inc. and Standard & Poor's Ratings Services falls below Ba2 and BB or the notes are not rated; or
- certain specified corporate transactions occur, e.g., change in control and certain distributions to the holders of PPL common stock.

The initial conversion rate is 20.1106 shares per $1,000 principal amount of notes. It will be adjusted if certain specified distributions, whether in the form of cash, stock, other equity interests, evidence of indebtedness or assets, are made to holders of PPL common stock. Additionally, the conversion rate can be increased by PPL if its Board of Directors has made a determination that to do so would be in the best interests of either PPL or holders of PPL common stock.

Depending upon which of the conversion events identified above occurs, the Convertible Senior Notes, as originally issued, could have been settled in cash or shares. However, the notes were modified in November 2004 to require cash settlement of the principal amount, permit settlement of any conversion premium in cash or stock and eliminate a provision that required settlement in stock in the event of default. These modifications were made in response to the FASB's ratification of EITF Issue 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share," as well as other anticipated rules relating to EPS. See Note 23 for a discussion of EITF Issue 04-8, and Note 8 for a discussion of the consent solicitation that effected these modifications.

The maximum number of shares that could potentially be issued to settle the conversion premium, based upon the current conversion rate, is 8,044,240 shares. Based on PPL's common stock price at December 31, 2004, the conversion premium equated to 536,732 shares, or approximately $29 million.

As currently structured, the Convertible Senior Notes will have a dilutive impact when the average market price of PPL common stock exceeds the conversion price of $49.73. The Convertible Senior Notes did not have a dilutive impact on 2003 EPS.

The following number of stock options to purchase PPL common shares were excluded in the periods' computations of diluted EPS because the effect would have been antidilutive.

(Thousands of Shares)	**2004**	2003	2002
Antidilutive stock options	**1,133**	1,683	1,294

See Note 23 for a discussion of EITF Issue 03-6 "Participating Securities and the Two-Class Method under FASB Statement No. 128, 'Earnings Per Share'."

5. Income and Other Taxes

For 2004, 2003 and 2002, the statutory U.S. corporate federal income tax rate was 35%. The statutory corporate net income tax rate for Pennsylvania was 9.99%.

"Income from Continuing Operations Before Income Taxes, Minority Interest and Distributions on Preferred Securities" included the following components for the years ended December 31:

	2004	2003	2002
Domestic income	**$641**	$727	$605
Foreign income	**264**	198	110
	$905	$925	$715

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and their basis for income tax purposes and the tax effects of net operating loss and tax credit carryforwards.

Net deferred tax assets have been recognized based on management's estimates of future taxable income for U.S. and certain foreign jurisdictions in which PPL's operations have historically been profitable.

Significant components of PPL's deferred income tax assets and liabilities from continuing operations were as follows:

	2004	2003
Deferred Tax Assets		
Deferred investment tax credits	**$ 42**	$ 48
NUG contracts and buybacks	**135**	168
Accrued pension costs	**86**	81
Federal tax credit carryforwards	**58**	9
Foreign loss carryforwards	**152**	278
Foreign – pensions	**51**	67
Foreign – other	**26**	38
Contribution in aid of construction	**65**	63
Other	**219**	218
Valuation allowance	**(164)**	(293)
	670	677
Deferred Tax Liabilities		
Plant – net	**1,291**	1,073
Restructuring – CTC	**526**	617
Taxes recoverable through future rates	**115**	106
Reacquired debt costs	**14**	11
Foreign – plant	**770**	792
Foreign – other	**55**	1
Other domestic	**62**	61
	2,833	2,661
Net deferred tax liability	**$2,163**	$1,984

Details of the components of income tax expense, a reconciliation of federal income taxes derived from statutory tax rates applied to income from continuing operations for accounting purposes, and details of taxes other than income are as follows:

	2004	2003	2002
Income Tax Expense			
Current – Federal	**$ 45**	$ 26	$ 41
Current – State	**(32)**	13	(9)
Current – Foreign	**27**	35	52
	40	74	84
Deferred – Federal	**102**	39	70
Deferred – State	**17**	24	27
Deferred – Foreign	**51**	48	44
	170	111	141
Investment tax credit, net – federal	**(15)**	(15)	(15)
Total income tax expense from continuing operations	**$195**	$170	$210
Total income tax expense – Federal	**$132**	$ 50	$ 96
Total income tax expense – State	**(15)**	37	18
Total income tax expense – Foreign	**78**	83	96
Total income tax expense from continuing operations	**$195**	$170[(a)]	$210

[(a)] Excludes $26 million of current and deferred federal and state tax expense related to the cumulative effect of changes in accounting principles recorded net of tax.

In 2004, 2003 and 2002, PPL realized stock option tax benefits, recorded as an increase to capital in excess of par value, of approximately $3 million, $5 million and an insignificant amount.

	2004	2003	2002
Reconciliation of Income Tax Expense			
Indicated federal income tax on pre-tax income before cumulative effects of changes in accounting principles at statutory tax rate – 35%	**$ 317**	$ 324	$ 250
Increase (decrease) due to:			
State income taxes	**11**	25	11
Amortization of investment tax credit	**(10)**	(10)	(11)
Write-down of international energy projects		(83)	14
Difference related to income recognition of foreign affiliates (net of foreign income taxes)	**(32)**	(7)	18
Stranded cost securitization	**(22)**		
Federal income tax credits	**(74)**	(52)	(50)
Contribution of property	**(2)**	(9)	
Other	**7**	(18)	(22)
	(122)	(154)	(40)
Total income tax expense from continuing operations	**$ 195**	$ 170	$ 210
Effective income tax rate	**21.5%**	18.4%	29.4%
Taxes, Other than Income			
State gross receipts	**$ 156**	$ 155	$ 154
State utility realty	**(10)**	3	3
State capital stock	**22**	27	7
Property – foreign	**54**	44	42
Other – foreign	**1**		
Domestic property and other	**27**	27	25
	$ 250	$ 256	$ 231

PPL had federal alternative minimum tax credit carryforwards with an indefinite carryforward period of $58 million and $9 million at December 31, 2004 and 2003. PPL also had state net operating loss carryforwards that expire between 2005 and 2023 of approximately $77 million and $78 million at December 31, 2004 and 2003. Valuation allowances have been established for the amount that more likely than not will not be realized.

PPL Global had foreign net operating loss carryforwards of approximately $27 million and $13 million at December 31, 2004 and 2003. PPL Global also had foreign capital loss carryforwards of $486 million at December 31, 2004 and $920 million at December 31, 2003. All of these losses have an unlimited carryforward period. However, it is more likely than not that these losses will not be utilized and, as such, a full valuation allowance has been provided against the related deferred tax asset.

PPL Global does not pay or record U.S. income taxes on the undistributed earnings of its foreign subsidiaries where management has determined that the earnings are permanently reinvested. The cumulative undistributed earnings are included in "Earnings reinvested" on the Balance Sheet. The amounts considered permanently reinvested at December 31, 2004 and 2003, were $750 million and $530 million. If the earnings were remitted as dividends, PPL Global may be subject to additional U.S. taxes, net of allowable foreign tax credits. It is not practical to estimate the amount of additional taxes that might be payable on these foreign earnings.

In October 2004, President Bush signed the American Jobs Creation Act of 2004 (the Act). The Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations, and uncertainty remains as to how to interpret numerous provisions in the Act. As such, PPL is not in a position to decide on whether, and to what extent, it might repatriate foreign earnings that have not yet been remitted to the U.S. based on its analysis to date. However, it is reasonably possible that PPL Energy Supply may repatriate some amount between zero and $500 million, with the respective tax liability ranging from zero to $27 million. PPL expects to be in a position to finalize its assessment by December 31, 2005.

The Act also provides, beginning in 2005, a tax deduction from income for certain qualified domestic production activities. FSP FAS 109-1, "Application of FASB Statement No. 109, 'Accounting for Income Taxes,' to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," specifies that this tax deduction will be treated as a special deduction and not as a tax rate reduction. For 2004, this deduction had no effect with respect to PPL's or deferred tax assets and liabilities associated with such qualified domestic production activities. Additionally, as the Act specifically excludes the gross receipts from the transmission of electricity from the definition of qualifying domestic production gross receipts, PPL Electric will not receive a tax benefit from this new deduction.

6. Nuclear Decommissioning

The expected cost to decommission the Susquehanna station is based on a 2002 site-specific study that estimated the cost to dismantle and decommission each unit immediately following final shutdown. PPL Susquehanna's 90% share of the total estimated cost of decommissioning the Susquehanna station was approximately $936 million measured in 2002 dollars. This estimate includes decommissioning the radiological portions of the station and the cost of removal of non-radiological structures and materials.

Beginning in January 1999, in accordance with the PUC Final Order, approximately $130 million of decommissioning costs are being recovered from PPL Electric's customers through the CTC over the 11-year life of the CTC rather than the remaining life of Susquehanna. The recovery includes a return on unamortized decommissioning costs. Under the power supply agreements between PPL Electric and PPL EnergyPlus, these revenues are passed on to PPL EnergyPlus. Similarly, these revenues are passed on to PPL Susquehanna under a power supply agreement between PPL EnergyPlus and PPL Susquehanna.

Effective January 1, 2003, PPL adopted SFAS 143, "Accounting for Asset Retirement Obligations." Accretion expense, as determined under the provisions of SFAS 143, was $18 million and $16 million in 2004 and 2003, and is included in "Other operation and maintenance." In 2002, decommissioning expenses were $22 million and were recorded as a component of depreciation expense. Accrued nuclear decommissioning expenses, as determined under the provisions of SFAS 143, were $236 million and $218 million at December 31, 2004 and 2003, and are included in "Asset Retirement Obligations." See Note 21 for additional information on SFAS 143.

The amounts collected for decommissioning, less applicable taxes, are deposited in external trust funds for investment and can be used only for future decommissioning costs. To the extent that the actual costs for decommissioning exceed the amounts in the nuclear decommissioning trust funds, PPL Susquehanna would be obligated to fund 90% of the shortfall.

PPL classifies investments in the trust funds for decommissioning the nuclear plant as available-for-sale. The following tables show the fair values and gross unrealized gains and gross unrealized losses for the securities held in the trust funds.

	December 31, 2004		
	Gross Unrealized Gains	**Gross Unrealized Losses**	**Fair Value**
Cash and cash equivalents			**$ 11**
Equity securities	**$70**		**279**
Debt securities			
Government obligations	**1**	**$(3)**	**102**
Other debt securities			**17**
Total debt securities	**1**	**(3)**	**119**
Total	**$71**	**$(3)**	**$409**

	December 31, 2003		
	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and cash equivalents			$ 8
Equity securities	$42	$ (6)	215
Debt securities			
Government obligations	1	(6)	115
Other debt securities		(1)	19
Total debt securities	1	(7)	134
Total	$43	$(13)	$357

The following table shows proceeds from and realized gains and losses on sales of securities held in the trust:

	2004	2003
Proceeds from sales	**$113**	$140
Gross realized gains	**3**	14
Gross realized losses [(a)]	**(17)**	(3)

(a) 2004 includes a $(10) million adjustment to the net realized gains recorded in 2003. The adjustment was included in gross realized losses in this table.

Net pre-tax unrealized gains associated with current year activities increased accumulated other comprehensive income by $24 million ($15 million after tax) and $41 million ($23 million after tax) in 2004 and 2003. Net pre-tax gains (losses) reclassified from accumulated other comprehensive income and realized in "Other Income – net" in the Statement of Income were $(14) million ($(8) million after tax) and $11 million ($6 million after tax) in 2004 and 2003.

Prior to 2003, any trust activity was reflected on the balance sheet in the trust fund account and noncurrent liabilities. Beginning in January 2003, upon adoption of SFAS 143, any realized gains and losses were recognized in "Other Income – net."

The proceeds from the sales of securities are reinvested in the trust. These funds along with deposits of amounts collected from customers are used to pay income taxes and fees related to managing the trust. Due to the restricted nature of these investments, they are not included in cash and cash equivalents of PPL.

The government obligations and other debt securities that exist at December 31, 2004, mature on the following schedule:

Within 1 year	**$ 7**
After 1 year through 5 years	**44**
After 5 years through 10 years	**42**
After 10 years	**26**
Total maturities of debt obligations	**$119**

PPL Susquehanna intends to file with the NRC in 2006 for 20-year license renewals for each of the Susquehanna units. If approved, the operating licenses would be extended from 2022 to 2042 for Unit 1 and from 2024 to 2044 for Unit 2.

7. Financial Instruments

At December 31, 2004 and 2003, the carrying value of cash and cash equivalents, investments in the nuclear decommissioning trust funds, other investments and short-term debt approximated fair value due to the short-term nature of the instruments, variable interest rates associated with the financial instruments or the carrying value of the instruments being based on established market prices. Price risk management assets and liabilities are valued using either exchange-traded market quotes or prices obtained through third-party brokers and are recorded at fair value. Financial instruments where the carrying amount on the Balance Sheet and the estimated fair value (based on quoted market prices for the securities where available and estimates based on current rates where quoted market prices are not available) are different, are set forth below:

	December 31, 2004		December 31, 2003	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Long-term debt	**$7,658**	**$8,141**	$7,859	$8,443
Long-term debt with affiliate trusts	**89**	**84**	681	612

8. Credit Arrangements and Financing Activities

Credit Arrangements

In February 2004, PPL Energy Supply reduced the size of its $500 million three-year credit facility expiring in June 2004 to $200 million. In June 2004, PPL Energy Supply replaced this facility and its $300 million three-year facility expiring in June 2005 with an $800 million five-year facility expiring in June 2009. PPL Energy Supply also has a $300 million three-year credit facility that expires in June 2006. Also in June 2004, PPL Electric replaced its $200 million 364-day facility expiring in June 2004 with a $200 million five-year facility expiring in June 2009. PPL Electric also has a $100 million three-year credit facility that expires in June 2006. At December 31, 2004, no cash borrowings were outstanding under any credit facilities of PPL Electric or PPL Energy Supply. Both PPL Electric and PPL Energy Supply have the ability to cause the lenders under their respective facilities to issue letters of credit. At December 31, 2004, PPL Electric had no letters of credit outstanding under its credit facilities, and PPL Energy Supply had $250 million of letters of credit outstanding under its credit facilities.

In December 2004, WPD (South West) borrowed £108 million (approximately $208 million at current exchange rates) under its credit facilities. This is not reflected on the Balance Sheet at December 31, 2004, due to the one-month reporting lag. In October 2004, WPD (South West) replaced its expiring £100 million 364-day credit facility expiring in October 2004 with a £100 million 364-day credit facility expiring in October 2005, extended its £150 million five-year credit facility to October 2009 and added a £150 million three-year credit facility expiring in October 2007. WPD also has a £2.5 million uncommitted borrowing line, which has £1.275 million (approximately $2 million at current exchange rates) of letters of credit outstanding.

The subsidiaries of PPL are separate legal entities. PPL's subsidiaries are not liable for the debts of PPL. Accordingly, creditors of PPL may not satisfy their debts from the assets of the subsidiaries absent a specific contractual undertaking by a subsidiary to pay PPL's creditors or as required by applicable law or regulation. Similarly, absent a specific contractual undertaking or as required by applicable law or regulation, PPL is not liable for the debts of its subsidiaries. Accordingly, creditors of PPL's subsidiaries may not satisfy their debts from the assets of PPL absent a specific contractual undertaking by PPL to pay the creditors of its subsidiaries or as required by applicable law or regulation.

Financing Activities

PEPS Units Transactions

In November 2003, PPL initiated an offer to exchange up to $573 million of its outstanding PEPS Units for up to $573 million of its PEPS Units, Series B and a cash payment by PPL of $0.375 for each validly tendered and accepted outstanding PEPS Unit. See Note 22 for a discussion of the PEPS Units. The exchange offer, which closed in January 2004, resulted in $99 million, or 17.28%, of the outstanding PEPS Units being exchanged.

In February 2004, pursuant to the terms of the PEPS Units, PPL remarketed $257 million of the PPL Capital Funding Trust I trust preferred securities that were a component of the PEPS Units. The trust preferred securities were remarketed at a price of 107.284% of their aggregate stated liquidation amount, resulting in a yield to maturity of 3.912% based on the reset distribution rate of 7.29% per annum. Under the terms of the PEPS Units, holders were entitled to surrender their trust preferred securities for remarketing in order to settle the purchase contract component of the PEPS Units in May 2004. Holders of an aggregate of $218 million of the trust preferred securities elected not to participate in the remarketing. Those holders retained their trust preferred securities at a distribution rate of 7.29% per annum.

Additionally, in February 2004, PPL Capital Funding issued $201 million of senior unsecured notes guaranteed by PPL in exchange for $185 million of the trust preferred securities of PPL Capital Funding Trust I and a payment of $400,000 in cash. The senior notes bear interest at a rate of 4.33% per year that is payable semi-annually on March 1 and September 1 of each year, from September 1, 2004, through the maturity date of March 1, 2009. The senior notes are not redeemable by PPL or PPL Capital Funding, and the holders will not be entitled to require PPL or PPL Capital Funding to repurchase the senior notes before maturity. The senior notes were issued in an SEC Rule 144A private offering to qualified institutional buyers and were exchanged in full for senior notes registered with the SEC pursuant to an exchange offer completed by PPL and PPL Capital Funding in July 2004. The registered senior notes issued pursuant to the exchange offer have the same terms as the senior notes issued in the 144A private offering.

The January and February 2004 exchanges resulted in the cancellation of an aggregate of $284 million of the trust preferred securities and an aggregate of $9 million of PPL Capital Funding Trust I's common securities held by PPL Capital Funding, as well as a corresponding cancellation of the

$293 million of PPL Capital Funding 7.29% subordinated notes due 2006 underlying these trust securities. The cancellation of the underlying PPL Capital Funding subordinated notes together with the issuance of the new PPL Capital Funding debt, as a result of the exchanges, resulted in a net decrease of $9 million of long-term debt, including "Long-term Debt with Affiliate Trusts," as reflected in the Balance Sheet. Following these exchanges, there remained outstanding $290 million of trust preferred securities and $9 million of trust common securities, as well as $299 million of underlying PPL Capital Funding 7.29% subordinated notes due 2006.

In March 2004, PPL liquidated PPL Capital Funding Trust I, resulting in the cancellation of all of the outstanding trust preferred securities and the trust common securities. In exchange for the cancellation of the trust securities, PPL Capital Funding Trust I caused $290 million of underlying PPL Capital Funding 7.29% subordinated notes due 2006 to be distributed to the holders of the trust preferred securities and $9 million of PPL Capital Funding 7.29% subordinated notes due 2006, held by the trust, to be cancelled. The impact to PPL Capital Funding as a result of these cancellations was an additional net decrease of $9 million of long-term debt, including "Long-term Debt with Affiliate Trusts," as reflected in the Balance Sheet.

In May 2004, pursuant to the terms of the PEPS Units, Series B, PPL remarketed approximately $99 million of the PPL Capital Funding notes due 2006 that were a component of the PEPS Units, Series B. The notes were remarketed at a price of 100.5% of their aggregate principal amount with a floating reset interest rate initially equal to 2.31%, which is three-month LIBOR plus a spread of 105 basis points, or 1.05%. Interest on the notes resets quarterly at three-month LIBOR plus a spread of 105 basis points, and is payable quarterly from May 18, 2004, through, but excluding, the maturity date of May 18, 2006. Under the terms of the PEPS Units, Series B, holders were entitled to surrender their PPL Capital Funding notes for remarketing in order to settle the purchase contract component of the PEPS Units, Series B in May 2004.

The purchase contract component of the PEPS Units and the PEPS Units, Series B settled in May 2004. Pursuant to the settlement of the purchase contracts, PPL issued an aggregate of approximately 11 million shares of its common stock and received aggregate proceeds of approximately $575 million. In June 2004, subsidiaries of PPL Energy Supply used these proceeds and cash on hand to purchase, for approximately $660 million, the Sundance and University Park generation assets that it had been leasing, through a synthetic lease arrangement, from a trust that was consolidated by PPL Energy Supply in accordance with FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." See Note 22 for a discussion of FIN 46. Under the terms of the synthetic lease arrangement, the PPL Energy Supply subsidiary had the right at any time to purchase these assets for an amount sufficient to pay off the consolidated trust's related financing, including accrued and unpaid interest. Repayment of the consolidated trust's debt resulted in a loss of approximately $9 million pre-tax, which is reflected in "Interest Expense."

Other Financing Activities

In April 2004, PPL Capital Funding repurchased $4 million of its 8-3/8% Medium-term Notes due 2007 at a market value of approximately $5 million. This repurchase resulted in a loss of approximately $1 million pre-tax, which is reflected in "Interest Expense."

In September 2004, a subsidiary of PPL Gas Utilities repurchased all remaining $2 million of its outstanding 9.64% Notes due 2010 at an approximately equivalent market value.

In November 2004, PPL Capital Funding retired $100 million of its 6.79% Medium Term Notes due November 2004 at par value.

During 2004, a Bolivian subsidiary of PPL Global issued $13 million of bonds with interest rates varying from 6.8% to 7.4% and serial maturities from December 2005 to December 2008. In addition, the PPL Global subsidiary issued bonds denominated in UFVs (inflation-indexed bolivianos) totaling 72.3 million bolivianos (approximately $9 million at current exchange rates) with interest rates ranging from 8% to 9% and with maturities in December 2007 and May 2010. The proceeds of both issuances were used to repay intercompany loans, short-term bank borrowings, and $9 million of its multi-currency denominated Inter-American Development Bank note maturing in November 2009.

In August 2004, PPL Energy Supply issued $300 million of 5.4% Senior Notes maturing in August 2014. These securities were issued under PPL Energy Supply's existing shelf registration statement on file with the SEC. The proceeds of the notes will be applied to the repayment at maturity of approximately $320 million of PPL Capital Funding's 7-3/4% Medium-term Notes that are due in April 2005. PPL EnergyPlus currently is using the proceeds to satisfy its collateral obligation under one of its PLR contracts with PPL Electric. See Note 15 for a discussion of the collateral requirement under this PLR contract.

In November 2004, PPL and PPL Energy Supply successfully completed their solicitation of consents from the holders of PPL Energy Supply's outstanding $400 million 2.625% Convertible Senior Notes due 2023 to amend certain provisions of the Indenture dated May 21, 2003, pursuant to which the Convertible Senior Notes were issued. The purpose of the consent solicitation was to modify the terms of the Convertible Senior Notes in response to changes to the calculation of diluted EPS resulting from EITF Issue 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share," as well as other anticipated rules relating to EPS. See Note 23 for a discussion of EITF Issue 04-8 and additional information.

In December 2004, PPL Energy Supply reactivated its commercial paper program to provide an additional financing source to fund its short-term liquidity needs, if and when necessary or appropriate.

At December 31, 2004, PPL Energy Supply had no commercial paper outstanding under its commercial paper program, and PPL Energy Supply currently has no plans to access the commercial paper market in the near-term.

In December 2004, WPD retired $178 million of its 6.75% Unsecured Bonds, which will be reflected in the 2005 Financial Statements due to the one-month reporting lag.

In March 2004, PPL Electric retired approximately $25 million of its outstanding First Mortgage Bonds, 6.875% Series due March 2004, at par value. Also in March, PPL Electric redeemed approximately $6 million aggregate principal amount of its First Mortgage Bonds, 7.30% Series due 2024, at par value, through the application of cash deposited with the trustee to release certain transmission lines and other equipment from the lien of the 1945 First Mortgage Bond Indenture.

In April 2004, PPL Electric completed an offer to repurchase its outstanding First Mortgage Bonds, 6-1/2% Series due 2005. Pursuant to the offer, PPL Electric repurchased approximately $41 million of the bonds at a market value of $43 million. PPL Electric also repurchased in the open market $45 million of 5-7/8% Senior Secured Bonds and $14 million of 6-1/4% Senior Secured Bonds at market values of $48 million and $16 million, respectively. These repurchases resulted in a loss of approximately $7 million pre-tax, which is reflected in other noncurrent assets as an unamortized loss on reacquired debt. The purpose of the repurchases was to reduce future interest expense.

In August 2004, PPL Electric began participating in an asset-backed commercial paper program through which PPL Electric obtains financing by selling and contributing its eligible accounts receivable and unbilled revenue to a special purpose, wholly owned subsidiary on an ongoing basis. The subsidiary has pledged these assets to secure loans from a commercial paper conduit sponsored by a financial institution. PPL Electric expects to use the proceeds from the credit agreement for general corporate purposes and to cash collateralize letters of credit. The subsidiary's borrowing limit under this credit agreement is $150 million, and interest under the credit agreement varies based on the commercial paper conduit's actual cost to issue commercial paper that supports the debt. At December 31, 2004, $96 million of accounts receivable and $128 million of unbilled revenue were pledged under the credit agreement. At December 31, 2004, there was $42 million of short-term debt outstanding under the credit agreement at an interest rate of 2.33%, with such debt being used to cash collateralize letters of credit issued on PPL Electric's behalf. At December 31, 2004, based on the accounts receivables and unbilled revenues pledged, an additional $100 million was available for borrowing. The funds used to cash collateralize the letters of credit are reported in "Restricted cash" on the Balance Sheet. PPL Electric's sale to its subsidiary of the accounts receivable and unbilled revenue is an absolute sale of the assets, and PPL Electric does not retain an interest in these assets. However, for financial reporting purposes, the subsidiary's financial results are consolidated in PPL Electric's financial statements. PPL Electric will continue to perform certain record-keeping and cash collection functions with respect to the assets in return for a servicing fee from the subsidiary. PPL Electric expects the subsidiary to renew the credit agreement on an annual basis.

In 2004, PPL Transition Bond Company made principal payments on transition bonds totaling $264 million.

At December 31, 2004, PPL Electric had no commercial paper outstanding under its commercial paper program.

In February 2005, the Lehigh County Industrial Development Authority (LCIDA) issued $115.5 million of 4.70% Pollution Control Revenue Refunding Bonds due 2029 on behalf of PPL Electric. The proceeds of the LCIDA bonds will be used in March 2005 to refund the LCIDA's $115.5 million of 6.40% Pollution Control Revenue Refunding Bonds due 2029. PPL Electric has entered into a loan agreement with the LCIDA pursuant to which the LCIDA has loaned to PPL Electric the proceeds of the LCIDA bonds on payment terms that correspond to the LCIDA bonds. The scheduled principal and interest payments on the LCIDA bonds are insured. In order to secure its obligations to the insurance provider, PPL Electric issued $115.5 million aggregate principal amount of its Senior Secured Bonds (under its 2001 Senior Secured Bond Indenture), which also have payment terms that correspond to the LCIDA bonds.

Dividends and Dividend Restrictions

In February 2004, PPL announced an increase to its quarterly common stock dividend, effective April 1, 2004, from 38.5 cents per share to 41 cents per share (equivalent to $1.64 per annum). In February 2005, PPL announced an increase to its quarterly common stock dividend payable April 1, 2005, to 46 cents per share (equivalent to $1.84 per annum). Future dividends, declared at the discretion of the Board of Directors, will be dependent upon future earnings, cash flows, financial requirements and other factors.

The PPL Montana Colstrip lease places certain restrictions on PPL Montana's ability to declare dividends. At this time, PPL believes that these covenants will not limit PPL's or PPL Energy Supply's ability to operate as desired and will not affect their ability to meet any of their cash obligations. Certain of PPL Global's international subsidiaries also have financing arrangements which limit their ability to pay dividends. However, PPL does not, at this time, expect that any of such limitations would significantly impact PPL's or PPL Energy Supply's ability to meet their cash obligations.

PPL Electric's 2001 Senior Secured Bond Indenture restricts dividend payments in the event that PPL Electric fails to meet interest coverage ratios or fails to comply with certain requirements included in its Articles of Incorporation and Bylaws to maintain its separateness from PPL and PPL's other subsidiaries. PPL Electric does not, at this time, expect that any of such limitations would significantly impact its ability to declare dividends.

Mandatorily Redeemable Securities

On July 1, 2003, PPL adopted the provisions of SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." As a result, PPL changed its classification of the trust preferred securities of PPL Capital Funding Trust I, which were issued as a component of the PEPS Units, PPL Energy Supply changed its classification of the trust preferred securities issued by SIUK Capital Trust I and PPL Electric changed its classification of its preferred stock with sinking fund requirements. Under SFAS 150, these securities were required to be classified as liabilities instead of "mezzanine" equity on the balance sheet because they were considered mandatorily redeemable securities. As of December 31, 2004 and 2003 no amounts were included in long-term debt for any of these securities because of the following: PPL deconsolidated PPL Capital Funding Trust I in accordance with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," effective December 31, 2003 and terminated the trust in 2004; PPL Energy Supply deconsolidated SIUK Capital Trust I in accordance with FIN 46 effective December 31, 2003; and there was no preferred stock with sinking fund requirements of PPL Electric outstanding (due to preferred stock redemptions). See Note 22 for a discussion of the deconsolidation of the trusts. As a result of the deconsolidation of the trusts, the subordinated debt securities that support the trust preferred securities, rather than the trust preferred securities themselves, are reflected in long-term debt as of December 31, 2004 and 2003 to the extent they were still outstanding.

SFAS 150 also required the distributions on these mandatorily redeemable securities to be included as a component of "Interest Expense" instead of "Distributions on Preferred Securities" in the Statement of Income, effective July 1, 2003. "Interest Expense" for 2003 includes distributions on these securities totaling $27 million for PPL. As a result of the adoption of FIN 46 by PPL, no amount is reflected in "Interest Expense" for these mandatorily redeemable securities in 2004. Periods ending prior to July 1, 2003, were not restated to conform to these presentations since SFAS 150 specifically prohibits the restatement of financial statements for periods prior to its adoption.

9. Acquisitions, Development and Divestitures

Domestic Generation Projects

In 2002, PPL Global evaluated its options with respect to six unassigned turbines and other related equipment that were complete or substantially complete. These units were intended to be used at the Kings Park site on Long Island, New York. At that time, given low energy prices and the unavailability of a power contract, PPL Global was reevaluating its options with respect to the Kings Park project.

Due to the uncertainty of the project and the absence of other viable projects, a valuation based upon replacement costs of the turbines and the other related equipment was completed. This resulted in the recognition of a $44 million impairment charge in 2002, which is reported on the Statement of Income as "Write-down of generation assets," a component of "Other charges." A deferred income tax benefit of $18 million was recognized on the write-down.

In January 2003, PPL announced that it had decided not to proceed with development of the 300 MW Kings Park project. In March 2003, PPL Global sold its interest in Kings Park Energy, LLC. At that time, the six unassigned gas combustion turbine generators and other related equipment to be used at the Kings Park site were transferred to PPL Generation and retained as spare parts.

In November 2003, PPL Generation sold four of the six spare gas combustion turbine generators and related equipment for approximately $33 million. PPL Generation received substantially all of the proceeds in January 2004. The pre-tax loss on the sale of about $3 million is included in "Other Income – net" on the Statement of Income in 2003. In February 2004, a subsidiary of PPL Generation sold one spare gas combustion turbine generator and related equipment for approximately $10 million. In June 2004, the subsidiary sold the remaining spare gas combustion turbine generator and related equipment for approximately $9 million. The net loss from these two sales was insignificant.

In 2003, PPL Maine entered into an agreement in principle with a coalition of government agencies and private groups to sell three of its nine hydroelectric dams in Maine. The parties reached a final agreement in June 2004 and submitted the plan to the FERC for approval. Under the agreement, a non-profit organization designated by the coalition would have a five-year option to purchase the dams for approximately $25 million, and PPL Maine would receive rights to increase energy output at its other hydroelectric dams in Maine. The coalition has announced plans to remove or bypass the dams subject to the agreement in order to restore runs of Atlantic salmon and other migratory fish to the Penobscot River. The agreement requires several approvals by the FERC, and PPL cannot predict whether or when these regulatory approvals will be obtained.

The turbine upgrade for PPL Susquehanna Unit 1 was completed in April 2004. This project provides a nominal power increase of 49 MW of generation capacity, of which PPL Susquehanna has a 90% undivided interest. Through December 31, 2004, approximately $82 million had been incurred on the Unit 1 upgrade.

In May 2004, the 582 MW Lower Mt. Bethel plant in eastern Pennsylvania was placed in service. Construction of the natural gas-fired power plant began in December 2001. Through December 31, 2004, approximately $459 million had been capitalized in connection with the original plant construction.

During 2004, a subsidiary of PPL Energy Supply placed in service 11 MW of distributed generation generating capacity to serve commercial and industrial customers under long-term agreements.

See Note 8 for a discussion of the June 2004 purchase of the Sundance and University Park generation assets from a lessor trust consolidated by PPL Energy Supply.

In June 2004, a subsidiary of PPL Generation agreed to sell the 450 MW Sundance power plant located in Pinal County, Arizona, to Arizona Public Service Company (APS) for approximately $190 million in cash, subject to the receipt of various state and federal regulatory approvals and customary closing conditions. In January 2005, each party waived the remaining contractual obligation for approval by the state regulator, the Arizona Corporation Commission. The sale still requires approvals by the FERC under the Federal Power Act. PPL estimates that a loss on sale or impairment charge of about $47 million after tax, or $0.25 per share, could be recorded in 2005 depending on the timing and likelihood of obtaining FERC approvals. PPL cannot predict whether or when the FERC approvals for this transaction will be obtained.

International Energy Projects

Acquisitions

WPD

In 2002, PPL Global acquired the remaining 49% equity interest in WPDH Limited and WPDL from Mirant for approximately $236 million, including acquisition costs. The acquisition of Mirant's 49% interest provides PPL Global with complete ownership of WPD.

Prior to the acquisition, PPL Global held 51% of the equity interest in WPD but shared control with Mirant pursuant to a shareholders' agreement. The shareholders' agreement was terminated in connection with the closing of the acquisition. No regulatory approvals were required for this transaction.

The purchase of Mirant's interest in WPD was accounted for as a step-acquisition and resulted in the consolidation of WPD's accounts by PPL and PPL Energy Supply.

The assets acquired and liabilities assumed were recorded at estimated fair value as determined by management based on information available at the time of acquisition. In 2003, management completed its review and determination of the fair values assigned to assets acquired and liabilities assumed. The fair value of PP&E, based on an independent appraisal, was approximately $800 million lower than the preliminary valuation. Accordingly, PP&E was reduced, with offsetting increases in goodwill and reductions in deferred income taxes.

The following table summarizes the final allocation of the purchase price based on fair values of the assets acquired and liabilities assumed at the date of acquisition, plus the book value of assets and liabilities underlying PPL Global's previous 51% equity ownership:

Current assets	$ 236
Investments [a]	(450)
PP&E	2,629
Goodwill	740
Other intangibles	4
Other	244
Total assets acquired	3,403
Current liabilities	767
Long-term debt	1,668
Other	732
Total liabilities assumed	3,167
Net assets acquired	$ 236

[a] Includes the reversal of PPL Global's equity investment.

The goodwill reflected above includes the remaining value of PPL Global's 51% share of the goodwill recognized by WPD on its acquisition of Hyder, in addition to the $568 million of non-deductible goodwill arising upon acquisition of Mirant's 49% interest.

The PPL income statements include consolidated WPD results for the twelve-month periods ended November 30. This reflects PPL Global's policy of recording the results of foreign controlled subsidiaries on a one-month lag. The portion of earnings attributable to Mirant, $73 million for the year ended December 31, 2002, is reported on the Statement of Income in "Minority Interest."

TransEmel

Emel acquired the remaining 40% interest in a provider of transmission service to northern Chile in 2003 at a net cost of $3 million, bringing its total ownership interest in TransEmel to 100%. As a result of this acquisition, the operating results of TransEmel have been consolidated beginning January 1, 2003. The portion of earnings attributable to the minority shareholder is reported on the Statement of Income in "Minority Interest."

Sale of CEMAR

In 2001, PPL Global estimated that the long-term viability of its CEMAR investment was jeopardized and that there was minimal probability of positive future cash flows. At that time, PPL Global recorded an impairment loss of $217 million in the carrying value of its net assets in CEMAR. In March 2002, PPL Global recorded a further impairment loss of $6 million, which was charged to "Write-down of international energy projects." In June 2002, PPL made a decision to exit the investment. At that time, PPL Global's remaining portion of its CEMAR investment, which related to foreign currency translation adjustments (CTA), was written-off. The $94 million charge was also recorded in "Write-down of international energy projects." Accounting guidance prohibited the inclusion of CTA in impairment calculations prior to designating such assets as held for disposal.

In August 2002, ANEEL authorized an administrative intervention in CEMAR and fully assumed operational and financial control of the company. The intervenor appointed by ANEEL initiated efforts to transfer the ownership interest in CEMAR to a new owner. Since PPL Global no longer controlled or managed CEMAR, it deconsolidated the assets and liabilities of CEMAR from its financial statements and stopped recording CEMAR's operating results at that time. In February 2003, due to the inability to discharge their obligations under the continuing intervention, PPL-related officers and directors of CEMAR resigned from their respective positions.

In April 2004, PPL Global transferred its interest in CEMAR to two companies controlled by a private equity fund managed by GP Investimentos, a Brazilian private equity firm. The sale resulted in a credit of approximately $23 million, and is included in "Other Income – net" on the Statement of Income. This credit is a result of the reversal of the negative carrying value and the associated cumulative translation adjustment.

Other Write-downs of International Energy Projects

In 2002, PPL Global evaluated certain investments for impairment and recorded a $5 million impairment charge in connection with its investment in CGE, a $4 million impairment of a corporate joint venture's investment in Brazil, and a $4 million write-down of certain non-electrical assets in Bolivia.

Discontinued Operations

In December 2003, PPL Global's Board of Managers authorized PPL Global to sell its investment in a Latin American telecommunications company, and approved a plan of sale. It was determined that the viability of this non-strategic business was not economical. As a result, PPL Global recorded an $18 million write-down in the carrying value of the company's net assets to their estimated fair value of approximately $1 million as of December 31, 2003.

In June 2004, PPL Global sold this investment to local management for a nominal amount. The operating results of the Latin American telecommunications company, which was a loss of approximately $2 million in 2004, 2003 and 2002, as well as the write-down of its net assets, which was an insignificant amount in 2004 and approximately $18 million in 2003, are recorded as "Loss from Discontinued Operations" on the Statement of Income. The discontinued operation had assets of $5 million and liabilities of $4 million at December 31, 2003, and are included in "Current Assets – Other" and "Current Liabilities – Other" on the Balance Sheet.

Other Sales

In 2003, a subsidiary of WPD sold certain Hyder properties. PPL Global received approximately $17 million from the sales, and recorded a pre-tax gain of about $2 million. This gain is included in "Other Income – net" on the Statement of Income.

In March 2004, PPL Global completed the sale of its minority interest in shares of CGE for approximately $123 million. The sale resulted in a charge of approximately $15 million pre-tax, which is included in operating expenses, as "Energy related businesses," on the Statement of Income. This charge was due to the write-off of the associated cumulative translation adjustment, primarily as a result of the devaluation of the Chilean peso since the original acquisition in 2000.

In June 2004, PPL Global completed the sale of its 50% ownership interest in MicDos for approximately $8 million. There was an insignificant loss on this transaction.

DelSur Tender Offer

In April 2004, EC launched a tender offer to acquire up to all of the outstanding shares of DelSur for an aggregate purchase price of up to $17 million. The offer closed in May, with a purchase of 163,927 shares for approximately $5 million, increasing EC's ownership of DelSur by 5.34%. Additional shares are purchased as they become available. At December 31, 2004, EC owned approximately 86.4% of DelSur.

Other

WPD has an equity interest in Teesside Power Limited (Teesside), the owner of the 1,875 MW Teesside Power Station, located in northeast England. Through its European affiliates, Enron was an owner, operator and power purchaser of the station's output. As a result of Enron being placed into receivership in the U.K. and its default on obligations under the power purchase agreements, in 2001, WPD wrote off its entire equity investment in Teesside. In 2002, PPL Global recognized an $8 million tax benefit on the worthlessness of WPD's investment in Teesside.

Other

In 2003, a subsidiary of PPL Telcom acquired the fiber optic network of a Fairfax, Virginia-based company for approximately $21 million, consisting of $9 million in cash and a $12 million capital lease obligation for the right to use portions of a fiber optic network. The 1,330-route-mile metropolitan area fiber network connects New York, northern New Jersey, Philadelphia, Baltimore and Washington, D.C. The acquisition required certain regulatory approvals and authorizations in the area served by the network.

In June 2004, a PPL subsidiary evaluated its investment in a technology supplier for impairment. As a result of the evaluation, the subsidiary recorded an impairment charge of approximately $10 million pre-tax, which is included in "Other Income – net" on the Statement of Income.

10. Leases

Colstrip Generating Plant

PPL Montana leases a 50% interest in Colstrip Units 1 and 2 and a 30% interest in Unit 3, under four 36-year non-cancelable operating leases. These leases provide two renewal options based on the economic useful life of the generation assets. PPL Montana is required to pay all expenses associated with the operations of the generation units. The leases place certain restrictions on PPL Montana's ability to incur additional debt, sell assets and declare dividends and require PPL Montana to maintain certain financial ratios related to cash flow and net worth. The amount outstanding under these leases at December 31, 2004, was $278 million. There are no residual value guarantees in these leases. However, upon an event of default or an event of loss, the lessee could be required to pay a termination value of amounts sufficient to allow the lessor to repay amounts owing on the lessor notes and make the lessor whole for its equity investment and anticipated return on investment. The events of default include payment defaults, breaches of representations or covenants, acceleration of other indebtedness of PPL Montana, change in control of PPL Montana and certain bankruptcy events. The termination value was estimated to be $613 million at December 31, 2004.

Other Leases

PPL and its subsidiaries have leases for vehicles, office space, land, buildings, personal computers and other equipment. Rental expense for all operating leases was as follows: $65 million in 2004, $85 million in 2003 and $62 million in 2002.

Total future minimum rental payments for all operating leases are estimated as follows:

2005	$ 77
2006	70
2007	62
2008	60
2009	57
Thereafter	457
	$783

In connection with the acquisition of the fiber optic network discussed in Note 9, a subsidiary of PPL Telcom assumed a capital lease obligation through 2020 for the right to use portions of the fiber optic network. The balance outstanding at December 31, 2004 was $11 million. Total future minimum rental payments for this capital lease are estimated at $1 million for each of the years from 2005 through 2009, and $13 million thereafter.

11. Stock-Based Compensation

Under the PPL Incentive Compensation Plan (ICP) and the Incentive Compensation Plan for Key Employees (ICPKE) (together, the Plans), restricted shares of PPL common stock, restricted stock units and stock options may be granted to officers and other key employees of PPL, PPL Electric and other affiliated companies. Awards under the Plans are made by the Compensation and Corporate Governance Committee (CCGC) of the PPL Board of Directors, in the case of the ICP, and by the PPL Corporate Leadership Council (CLC), in the case of the ICPKE. The ICP limits the total number of awards that may be granted under it after April 23, 1999, to 7,884,715 awards, or 5% of the total shares of common stock that were outstanding at April 23, 1999. The ICPKE limits the total number of awards that may be granted under it after April 25, 2003, to 8,286,804 awards, or 5% of the total shares of common stock that were outstanding at January 1, 2003, reduced by outstanding awards for which common stock was not yet issued as of April 25, 2003. In addition, each Plan limits the number of shares available for awards in any calendar year to 2% of the outstanding common stock of PPL on the first day of such calendar year. The maximum number of options that can be awarded under each Plan to any single eligible employee in any calendar year is 1.5 million shares. Any portion of these options that has not been granted may be carried over and used in any subsequent year. If any award lapses, is forfeited or the rights of the participant terminate, the shares of common stock underlying such an award are again available for grant. Shares delivered under the Plans may be in the form of authorized and unissued common stock, common stock held in treasury by PPL or common stock purchased on the open market (including private purchases) in accordance with applicable securities laws.

Restricted Stock

Restricted shares of PPL common stock are outstanding shares with full voting and dividend rights. Restricted stock awards are subject to a restriction or vesting period as determined by the CCGC in the case of the ICP, and the CLC in the case of the ICPKE. In addition, the shares are subject to forfeiture or accelerated payout under Plan provisions for termination, retirement, disability and death of employees. Restricted shares vest fully if control of PPL changes, as defined by the plans.

Restricted Stock Units

In 2003, the Plans were amended to allow for the grant of restricted stock units. Restricted stock units are awards based on the fair market value of PPL common stock. Actual PPL common shares will be issued upon completion of a restriction or vesting period as determined by the CCGC in the case of the ICP, and the CLC in the case of the ICPKE. Recipients of restricted stock units may also be granted the right to receive dividend equivalents through the end of the restriction period or until the award is forfeited. Restricted stock units are subject to forfeiture or accelerated payout under the Plan provisions for termination, retirement, disability and death of employees. Restricted stock units vest fully if control of PPL changes, as defined by the Plans.

A summary of restricted stock/unit grants follows:

	Restricted Shares Granted	Weighted Average Fair Value	Restricted Units Granted	Weighted Average Fair Value
2004			**233,055**	**$46.05**
2003	42,090	$36.23	139,732	$35.09
2002	147,735	$34.12		

Compensation expense related to restricted stock and restricted stock unit awards was $6 million, $5 million and $5 million for PPL for 2004, 2003 and 2002. At December 31, 2004, PPL had 366,201 restricted shares and 341,199 restricted units outstanding. These awards currently vest from three to 25 years from the date of grant.

Stock Options

Under the Plans, stock options may also be granted with an option exercise price per share not less than the fair market value of PPL's common stock on the date of grant. The options are exercisable beginning one year after the date of grant, assuming the individual is still employed by PPL or a subsidiary, in installments as determined by the CCGC in the case of the ICP, and the CLC in the case of the ICPKE. Options outstanding at December 31, 2004, vest over a three-year period from the date of grant in equal installments. The CCGC and CLC have discretion to accelerate the exercisability of the options. All options expire no later than ten years from the grant date. The options become exercisable immediately if control of PPL changes, as defined by the Plans.

A summary of stock option activity follows:

	2004		2003		2002	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	**2,912,258**	**$35.56**	3,008,685	$32.09	2,255,051	$31.36
Granted	**760,440**	**45.18**	816,110	36.23	840,430	33.49
Exercised	**(653,653)**	**31.40**	(860,915)	24.09	(62,710)	22.82
Forfeited	**(38,070)**	**42.74**	(51,622)	35.32	(24,086)	36.18
Outstanding at end of year	**2,980,975**	**38.83**	2,912,258	35.56	3,008,685	32.09
Options exercisable at end of year	**1,550,337**	**37.54**	1,354,075	34.64	1,400,701	29.88
Weighted-average fair value of options granted	**$12.31**		$11.92		$11.68	

The estimated fair value of each option granted was calculated using a Black-Scholes option-pricing model. The weighted average assumptions used in the model were as follows:

	2004	2003	2002
Risk-free interest rate	**3.79%**	3.81%	5.35%
Expected option life	**7.47 yrs.**	7.75 yrs.	10 yrs.
Expected stock volatility	**32.79%**	39.94%	39.11%
Dividend yield	**3.51%**	3.48%	3.34%

The following table summarizes information about stock options at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Prices	Number Exercisable	Weighted-Average Exercise Price
$19.00–$24.00	38,090	5.1	$21.42	38,090	$21.42
$25.00–$29.00	192,453	4.3	26.84	192,453	26.84
$30.00–$35.00	564,822	7.1	33.49	333,113	33.49
$36.00–$39.00	714,747	8.1	36.23	226,068	36.23
$40.00–$44.00	736,923	6.1	43.16	736,923	43.16
$45.00–$49.00	733,940	9.1	45.18	23,690	45.18

Total options outstanding had a weighted-average remaining life of 7.4 years at December 31, 2004.

Directors Stock Units

Under the Directors Deferred Compensation Plan, stock units are used to compensate members of PPL's Board of Directors who are not employees of PPL. Such stock units represent shares of PPL's common stock to which board members are entitled after they cease serving as a member of the Board of Directors. Board members are also entitled to defer any or all of their cash compensation into stock units. The stock unit accounts of each board member are increased based on dividends paid or other distributions on PPL's common stock. There were 116,389 stock units outstanding at December 31, 2004. Compensation expense was $2 million for 2004 and insignificant for 2003 and 2002.

Stock Appreciation Rights

WPD uses stock appreciation rights to compensate senior management employees. Stock appreciation rights are granted with a reference price to PPL's common stock at the date of grant. These awards vest over a three-year period and have a 10-year term, during which time employees are entitled to receive a cash payment of any appreciation in the price of PPL's common stock over the grant date value. At December 31, 2004, there were 91,502 stock appreciation rights outstanding. Compensation expense for all periods reported was insignificant.

12. Retirement and Postemployment Benefits

Pension and Other Postretirement Benefits

The following disclosures distinguish between PPL's domestic and international pension plans.

PPL uses a December 31 measurement date for its domestic pension and other postretirement benefit plans and its international pension plans.

Net pension and other postretirement benefit costs (credits) were as follows:

	Pension Benefits						Other Postretirement Benefits		
	2004		2003		2002		**2004**	2003	2002
	Domestic	**International**	Domestic	International	Domestic	International			
Service cost	**$ 49**	**$ 15**	$ 42	$ 14	$ 40	$ 13	**$ 6**	$ 7	$ 5
Interest cost	**112**	**139**	105	124	99	98	**29**	31	26
Expected return on plan assets	**(151)**	**(205)**	(143)	(188)	(147)	(179)	**(17)**	(13)	(12)
Net amortization and deferral	**4**	**11**	(6)	4	(31)	3	**19**	25	15
Net periodic pension and postretirement costs (credits) prior to special termination benefits	**14**	**(40)**	(2)	(46)	(39)	(65)	**37**	50	34
Special termination benefits			9		62				4
Net periodic pension and postretirement benefit cost (credit)	**$ 14**	**$ (40)**	$ 7	$ (46)	$ 23	$ (65)	**$ 37**	$ 50	$ 38

Net periodic pension cost charged (credited) to operating expense, excluding amounts charged to construction and other non-expense accounts, were:

	2004		2003		2002	
	Domestic	**International**	Domestic	International	Domestic	International
Operating Expense[(a)]	**$12**	**$(36)**	$(2)	$(40)	$(31)	$(58)

(a) The domestic amounts for 2003 and 2002 exclude the $9 million and $62 million cost of special termination benefits, which are included separately on the Statement of Income, within the "Workforce reduction" charge for those years.

PPL uses an accelerated amortization method for the recognition of gains and losses for its pension plans. Under the accelerated method, gains and losses in excess of 10% but less than 30% of the greater of the plan's projected benefit obligation or the market-related value of plan assets are amortized on a straight-line basis over the estimated average future service period of plan participants. Gains and losses in excess of 30% of the plan's projected benefit obligation are amortized on a straight-line basis over a period equal to one-half of the average future service period of the plan participants.

Other postretirement benefit costs charged to operating expense, excluding amounts charged to construction and other non-expense accounts, were $31 million in 2004, $43 million in 2003 and $27 million in 2002.

The following assumptions were used in the valuation of the benefit obligations at December 31 and determination of net periodic benefit cost for the years ended December 31:

	2004		2003		2002	
Pension Benefits	**Domestic**	**International**	Domestic	International	Domestic	International
Discount rate						
– obligations	**5.75%**	**5.50%**	6.25%	5.50%	6.75%	5.75%
– cost	**6.25%**	**5.50%**	6.75%	5.75%	7.25%	5.75%
Expected return on plan assets						
– obligations	**9.0%**	**8.30%**	9.0%	8.30%	9.0%	8.31%
– cost	**9.0%**	**8.30%**	9.0%	8.31%	9.2%	8.31%
Rate of compensation increase						
– obligations	**4.0%**	**3.75%**	4.0%	3.75%	4.0%	3.75%
– cost	**4.0%**	**3.75%**	4.0%	3.75%	4.25%	3.75%

Other Postretirement Benefits	**2004**	2003	2002
Discount rate			
– obligations	**5.75%**	6.25%	6.75%
– cost	**6.25%**	6.75%	7.25%
Expected return on plan assets			
– obligations	**7.90%**	7.80%	7.80%
– cost	**7.80%**	7.80%	7.60%
Rate of compensation increase			
– obligations	**4.0%**	4.0%	4.0%
– cost	**4.0%**	4.0%	4.25%

Assumed Health Care Cost Trend Rates at December 31,	**2004**	2003	2002
Health care cost trend rate assumed for next year			
– obligations	**10%**	11%	12%
– cost	**11%**	12%	7%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)			
– obligations	**5%**	5%	5%
– cost	**5%**	5%	6%
Year that the rate reaches the ultimate trend rate			
– obligations	**2010**	2010	2010
– cost	**2010**	2010	2006

A one-percentage point change in the assumed health care costs trend assumption would have the following effects in 2004:

	One Percentage Point	
	Increase	Decrease
Effect on service cost and interest cost components	$ 1	$ (1)
Effect on postretirement benefit obligation	12	(10)

The expected long-term rate of return for PPL's domestic pension plans considers the plans' historical experience, but is primarily based on the plans' mix of assets and expectations for long-term returns of those asset classes.

The expected long-term rate of return for PPL's other postretirement benefit plans is based on the VEBA trusts' mix of assets and expectations for long-term returns of those asset classes considering that a portion of those assets are taxable.

The expected rate of return for PPL's international pension plans considers that a portfolio largely invested in equities would be expected to achieve an average rate of return in excess of a portfolio largely invested in long-term bonds. The historical experience has been an excess return of 2% to 4% per annum on average over the return on long-term bonds.

The funded status of the PPL plans was as follows:

	Pension Benefits				Other Postretirement Benefits	
	2004		2003		**2004**	2003
	Domestic	**International**	Domestic	International		
Change in Benefit Obligation						
Benefit Obligation, January 1	**$1,772**	**$2,474**	$1,558	$2,126	**$ 512**	$ 423
Service cost	**49**	**15**	42	14	**6**	7
Interest cost	**112**	**139**	105	124	**29**	31
Participant contributions		**5**		5	**4**	1
Plan amendments			3		**(47)**	48
Actuarial (gain) loss	**115**	**180**	127	101	**17**	30
Special termination benefits			9			
Actual expense paid	**(1)**		(1)			
Net benefits paid	**(78)**	**(160)**	(71)	(131)	**(36)**	(28)
Currency conversion		**278**		235		
Benefit Obligation, December 31	**1,969**	**2,931**	1,772	2,474	**485**	512
Change in Plan Assets						
Plan assets at fair value, January 1	**1,653**	**2,164**	1,376	1,757	**219**	163
Actual return on plan assets	**184**	**232**	329	332	**20**	27
Employer contributions	**9**	**3**	20		**42**	56
Participant contributions		**5**		5	**4**	1
Actual expense paid	**(1)**		(1)			
Net benefits paid	**(78)**	**(160)**	(71)	(131)	**(36)**	(28)
Currency conversion		**239**		201		
Plan assets at fair value, December 31	**1,767**	**2,483**	1,653	2,164	**249**	219
Funded Status						
Funded Status of Plan	**(202)**	**(448)**	(119)	(310)	**(236)**	(293)
Unrecognized actuarial (gain) loss	**(100)**	**676**	(187)	477	**141**	134
Unrecognized prior service cost	**154**	**32**	167	33	**23**	76
Unrecognized transition assets	**(23)**		(27)		**69**	78
Currency conversion		**69**		57		
Net amount recognized at end of year	**$ (171)**	**$ 329**	$ (166)	$ 257	**$ (3)**	$ (5)
Amounts recognized in the Balance Sheet consist of:						
Prepaid benefit cost	**$ 7**	**$ 329**	$ 4	$ 257	**$ 8**	$ 4
Accrued benefit liability	**(178)**		(170)		**(11)**	(9)
Additional minimum liability	**(37)**	**(635)**	(28)	(516)		
Intangible asset	**9**	**36**	9	37		
Accumulated other comprehensive income (pre-tax)	**28**	**503**	19	434		
Cumulative translation adjustment		**96**		45		
Net amount recognized at end of year	**$ (171)**	**$ 329**	$ (166)	$ 257	**$ (3)**	$ (5)
Total accumulated benefit obligation for defined benefit pension plans	**$1,710**	**$2,789**	$1,553	$2,423		

Information for pension plans with projected benefit obligations in excess of plan assets follows:

	2004		2003	
	Domestic	**Int'l**	Domestic	Int'l
Projected benefit obligation	**$1,969**	**$2,931**	$1,765	$2,474
Accumulated benefit obligation	**$1,710**	**$2,789**	$1,546	$2,423
Fair value of assets	**$1,767**	**$2,483**	$1,646	$2,164

Information for pension plans with accumulated benefit obligations in excess of plan assets follows:

	2004		2003	
	Domestic	**Int'l**	Domestic	Int'l
Projected benefit obligation	**$174**	**$2,931**	$142	$2,474
Accumulated benefit obligation	**$159**	**$2,789**	$130	$2,423
Fair value of assets	**$ 95**	**$2,483**	$ 76	$2,164

Information for other postretirement benefit plans with accumulated postretirement benefit obligations in excess of plan assets follows:

	2004	2003
Accumulated postretirement benefit obligation	**$485**	$512
Fair value of assets	**$249**	$219

Plan Assets – Domestic Pension Plans

The asset allocation for the PPL Retirement Plan Master Trust and the target allocation, by asset category, is detailed below.

	Percentage of plan assets at December 31,		Target asset allocation
Asset Category	**2004**	2003	
Equity securities	**73%**	73%	70%
Debt securities	**22%**	22%	25%
Real estate and other	**5%**	5%	5%
Total	**100%**	100%	100%

The domestic pension plan assets are managed by outside investment managers and are rebalanced as necessary to maintain the target asset allocation ranges. PPL's investment strategy with respect to the domestic pension assets is to achieve a satisfactory risk-adjusted return on assets that, in combination with PPL's funding policy and tolerance for return volatility, will ensure that sufficient dollars are available to provide benefit payments.

Plan Assets – Domestic Other Postretirement Benefit Plans

The asset allocation for the PPL other postretirement benefit plans by asset category is detailed below.

	Percentage of plan assets at December 31,	
Asset Category	**2004**	2003
Equity securities	**60%**	56%
Debt securities	**40%**	44%
Total	**100%**	100%

PPL's investment strategy with respect to its other postretirement benefit obligations is to fund the VEBA trusts with voluntary contributions and to invest in a tax efficient manner utilizing a prudent mix of assets. Based on the current VEBA and postretirement plan structure, a targeted asset allocation range of 50% to 60% equity and 40% to 50% debt is maintained.

Plan Assets – International Pension Plans

WPD operates three defined benefit plans, the WPD Group segment of the Electricity Supply Pension Scheme (ESPS), the Western Power Utilities Pension Scheme and the Infralec 1992 Scheme. The assets of all three schemes are held separately from those of WPD in trustee-administered funds.

PPL's international pension plan asset allocation and target allocation is detailed below.

	Percentage of plan assets at December 31,		Target asset allocation
Asset Category	**2004**	2003	
Equity securities	**74%**	75%	75%
Debt securities	**22%**	21%	23%
Real estate and other	**4%**	4%	2%
Total	**100%**	100%	100%

In consultation with its investment advisor and with WPD, the group trustees of the WPD Group of the ESPS have drawn up a Statement of Investment Principles to comply with the requirements of U.K. legislation.

The group trustees' primary investment objective is to maximize investment returns within the constraint of avoiding excessive volatility in the funding position.

Expected Cash Flows – Domestic Pension and Other Postretirement Benefit Plans

There are no contributions required for PPL's primary domestic pension plan or any of PPL's other domestic subsidiary pension plans. However, PPL subsidiaries expect to contribute approximately $10 million to their pension plans in 2005 to ensure future compliance with minimum funding requirements.

PPL sponsors various non-qualified supplemental pension plans for which no assets are segregated from corporate assets. PPL expects to make approximately $2 million of benefit payments under these plans in 2005.

PPL is not required to make contributions to its other postretirement benefit plans, but has historically funded these plans in amounts equal to the postretirement benefit costs recognized. Continuation of this past practice would provide for PPL to contribute $36 million to its other postretirement benefit plans in 2005.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid and the following federal subsidy payments are expected to be received:

		Other Postretirement	
	Pension	Benefit Payment	Expected Federal Subsidy
2005	$ 79	$ 37	
2006	80	40	$2
2007	84	44	2
2008	89	48	3
2009	95	52	3
2010–2014	605	321	7

Expected Cash Flows – International Pension Plans

The pension plans of WPD are subject to formal actuarial valuations every three years, which are used to determine funding requirements. Future contributions were evaluated in accordance with the latest valuation performed as of March 31, 2004, in respect of WPD's principal pension scheme, the ESPS, to determine contribution requirements for 2005 and forward. WPD expects to make contributions of approximately $38 million in 2005.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension
2005	$ 168
2006	172
2007	177
2008	181
2009	186
2010–2014	1,001

Medicare Prescription Drug, Improvement and Modernization Act of 2003

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduces a prescription drug benefit under Medicare Part D and also provides for a tax-free federal subsidy to sponsors of retiree health care benefit plans that provide an actuarially equivalent level of prescription drug benefits. The subsidy would be 28% of eligible drug costs for retirees that are over age 65 and covered under PPL's other postretirement benefit plans.

In January 2004, the FASB issued FSP FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." FSP FAS 106-1 permitted companies to defer accounting for the effects of the Act, as the impact of the Act on the provisions of SFAS 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," had not been determined as of such time. PPL elected to defer recognizing the effects of the Act in accounting for its other postretirement benefit plans until authoritative guidance on the accounting for the federal subsidy was issued.

In May 2004, the FASB issued FSP FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," which supersedes FSP FAS 106-1. FSP FAS 106-2 details the accounting for the effects of the Act under SFAS 106 and requires certain disclosures. FSP FAS 106-2 is effective for the first interim or annual period beginning after June 15, 2004.

PPL has consulted with its independent actuary and determined that portions of certain of its other postretirement benefit plans provide benefits that may be actuarially equivalent to Medicare Part D benefits, pending final detailed guidance from the U.S. Department of Health and Human Services. For those significant plans that provide benefits that are at least actuarially equivalent to Medicare Part D, PPL remeasured its plan assets and accumulated benefit obligation as of July 1, 2004, under the prospective method of adoption of FSP FAS 106-2. The prospective method of adoption allows for measuring the effects of the Act as of the date of adoption of FSP FAS 106-2. As a result, PPL's accumulated postretirement benefit obligation was reduced by approximately $12 million as of July 1, 2004, and resulted in an unrecognized actuarial gain of a similar amount. PPL's postretirement benefit cost recognized in 2004 was reduced by approximately $1 million.

On January 21, 2005, the final regulations for implementing the Act were released. Although PPL has not been able to obtain a firm estimate of the effect of the regulations, any adjustments to the initial impact as disclosed above for changes in the accumulated postretirement benefit obligation and postretirement benefit cost are expected to be insignificant based on the preliminary discussions with our actuaries.

Savings Plans

Substantially all employees of PPL's domestic subsidiaries are eligible to participate in deferred savings plans (401(k)s). Contributions to the plans charged to operating expense approximated $13 million in 2004 and $11 million in both 2003 and 2002.

Employee Stock Ownership Plan

PPL sponsors a non-leveraged ESOP, in which substantially all employees, excluding those of PPL Global, PPL Montana, PPL Gas Utilities and the mechanical contractors, are enrolled after one year of credited service. Dividends paid on ESOP shares are treated as ordinary dividends by PPL. Under existing income tax laws, PPL is permitted to deduct the amount of those dividends for income tax purposes and to contribute the resulting tax savings (dividend-based contribution) to the ESOP.

The dividend-based contribution is used to buy shares of PPL's common stock and is expressly conditioned upon the deductibility of the contribution for federal income tax purposes. Contributions to the ESOP are allocated to eligible participants' accounts as of the end of each year, based 75% on shares held in existing participants' accounts and 25% on the eligible participants' compensation.

Amounts charged as compensation expense for ESOP contributions approximated $5 million in each of 2004, 2003 and 2002. These amounts were offset by the dividend-based contribution tax savings and had no impact on PPL's earnings.

ESOP shares outstanding at December 31, 2004, were 4,628,117, or 2% of total common shares outstanding, and are included in all EPS calculations.

Postemployment Benefits

Certain PPL subsidiaries provide health and life insurance benefits to disabled employees and income benefits to eligible spouses of deceased employees. Postemployment benefits charged to operating expenses were not significant in 2004, 2003 and 2002.

Certain of PPL Global subsidiaries, including Emel, EC, Elfec and Integra, provide limited non-pension benefits to all current employees. All active employees are entitled to benefits in the event of termination or retirement in accordance with government-sponsored programs. These plans generally obligate a company to pay one month's salary per year of service to employees in the event of involuntary termination. Under certain plans, employees with five or more years of service are entitled to this payment in the event of voluntary or involuntary termination.

The liabilities for these plans are accounted for under the guidance of EITF 88-1 "Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan," using what is commonly referred to as the "shut down" method, where a company records the undiscounted obligation as if it were payable at each balance sheet date. The combined liabilities for these plans at December 31, 2004 and 2003, were $9 million and $8 million, and are recorded in "Deferred Credits and Noncurrent Liabilities – Other" on the Balance Sheet.

13. Jointly-Owned Facilities

At December 31, 2004, subsidiaries of PPL owned interests in the facilities listed below. The Balance Sheet of PPL includes the amounts noted in the table below:

	Ownership Interest	Electric Plant in Service	Other Property	Accumulated Depreciation	Construction Work in Progress
PPL Generation					
Generating Stations					
Susquehanna	90.00%	$4,345		$3,483	$20
Griffith[(a)]	50.00%	151			
Conemaugh	16.25%	196		76	1
Keystone	12.34%	99		52	2
Wyman Unit 4	8.33%	15		4	
Merrill Creek Reservoir	8.37%		$22	13	

(a) A PPL subsidiary has a 50% interest in a partnership that owns the Griffith gas-fired generating station. The partnership arrangement is essentially a cost-sharing arrangement, in that each of the partners has rights to one-half of the plant capacity and energy, and an obligation to cover one-half of the operating costs of the station. Accordingly, the equity investment is classified as "Electric Plant in Service – Generation" on the Balance Sheet.

Each PPL Generation subsidiary provided its own funding for its share of the facility. Each receives a portion of the total output of the generating stations equal to its percentage ownership. The share of fuel and other operating costs associated with the stations is reflected on the Statement of Income.

In addition to the interests mentioned above, PPL Montana is the operator of the jointly-owned, coal-fired generating units comprising the Colstrip steam generation facility. At December 31, 2004 and 2003, PPL Montana had a 50% leasehold interest in Colstrip Units 1 and 2 and a 30% leasehold interest in Colstrip Unit 3 under operating leases. See Note 10 for additional information.

PPL Montana's share of direct expenses associated with the operation and maintenance of these facilities is included in the corresponding operating expenses on the Statement of Income. Each joint-owner in these facilities provides its own financing. As operator of all Colstrip Units, PPL Montana invoices each joint-owner for their respective portion of the direct expenses. The amount due from joint-owners was approximately $6 million and $9 million at December 31, 2004 and 2003.

At December 31, 2004, NorthWestern owned a 30% leasehold interest in Colstrip Unit 4. PPL Montana and NorthWestern have a sharing agreement to govern each party's responsibilities regarding the operation of Colstrip Units 3 and 4, and each party is responsible for 15% of the respective operating and construction costs, regardless of whether a particular cost is specified to Colstrip Unit 3 or 4. However, each party is responsible for its own fuel-related costs.

14. Commitments and Contingent Liabilities

Energy Purchases and Sales Commitments

Energy Purchase Commitments

PPL enters into long-term purchase contracts to supply the fuel requirements for its generation facilities. These include contracts to purchase coal, natural gas, oil and uranium. These contracts extend for terms through 2019. PPL also enters into long-term contracts for the storage and transport of natural gas. These contracts extend through 2014 and 2032, respectively. Additionally, PPL enters into long-term contracts to purchase power to meet load requirements and emissions allowances for its generation facilities. These contracts extend for terms through 2010.

PPL Energy Supply entered into long-term power purchase agreements with two wind project developers to purchase the full output of their facilities when they are placed in commercial operation, which is expected by the end of 2005. One of the power purchase agreements is for 100 MW and extends for a term of 15 years, while the other is for 20 MW and extends for a term of 20 years.

Liability for Above Market NUG Contracts

In 1998, PPL Electric recorded a loss accrual for above market contracts with NUGs of $854 million, due to its generation business being deregulated. Effective January 1999, PPL Electric began reducing this liability as an offset to "Energy purchases" on the Statement of Income. This reduction is based on the estimated timing of the purchases from the NUGs and projected market prices for this generation. The final existing NUG contract expires in 2014. In connection with the corporate realignment in 2000, the remaining balance of this liability was transferred to PPL EnergyPlus. At December 31, 2004, the remaining liability associated with the above market NUG contracts was $279 million.

Energy Sales Commitments

PPL Energy Supply enters into long-term power sales contracts in connection with its load-serving activities or associated with certain of its power plants. These power sales contracts extend for terms through 2017. All long-term contracts were executed at pricing that approximated market rates, including profit margin, at the time of execution.

As part of the purchase of generation assets from Montana Power, PPL Montana assumed a power purchase agreement and a power sales agreement, which were still in effect at December 31, 2004. In accordance with purchase accounting guidelines, PPL Montana recorded liabilities of $65 million as the estimated fair value of these agreements at the acquisition date. The power sales agreement was re-evaluated under DIG Issue C20, "Scope Exceptions: Interpretation of the Meaning of Not Clearly and Closely Related in Paragraph 10(b) Regarding Contracts with a Price Adjustment Feature," and is now reflected at its fair value as a derivative instrument. The liability for the power purchase agreement is being reduced over the term of the agreement, through 2010, as an adjustment to "Energy purchases" on the Statement of Income. The unamortized balance of the liability related to the power purchase agreement at December 31, 2004, was $54 million and is included in "Deferred Credits and Other Noncurrent Liabilities – Other" on the Balance Sheet.

On July 1, 2002, PPL EnergyPlus began to sell to NorthWestern an aggregate of 450 MW of energy supplied by PPL Montana. Under two five-year agreements, PPL EnergyPlus is supplying 300 MW of around-the-clock electricity and 150 MW of unit-contingent on-peak electricity. PPL Montana also makes short-term energy sales to NorthWestern.

In September 2003, NorthWestern filed a voluntary petition for relief seeking to reorganize under Chapter 11 of the U.S. Bankruptcy Code, and in November 2004, NorthWestern announced that it had officially emerged from bankruptcy protection. NorthWestern had assumed the two energy supply agreements with PPL EnergyPlus in the bankruptcy proceeding and is current on all payments under the agreements.

In April 2003, the Maryland Public Service Commission authorized the competitive provision of the Standard Offer Service (SOS) to allow utilities to procure SOS for customers through the competitive selection of wholesale supply. In March 2004, PPL EnergyPlus was awarded an 11-month fixed-price SOS contract for customer load (approximately 60 MW) for Potomac Electric Power Company. This contract commenced in July 2004.

As a result of New Jersey's Electric Discount and Energy Competition Act, the New Jersey Board of Public Utilities authorized and made available to power suppliers, on a competitive basis, the opportunity to provide Basic Generation Service (BGS) to all non-shopping New Jersey customers. In February 2003, PPL EnergyPlus was awarded a 34-month fixed-price BGS contract for a fixed percentage of customer load (approximately 1,000 MW) for Atlantic City Electric Company, Jersey Central Power & Light Company and Public Service Electric & Gas Company. In February 2003, PPL EnergyPlus also was awarded a 10-month hourly energy price supply contract for about 500 MW. These contracts commenced in August 2003. Additionally, in February 2004, PPL EnergyPlus was awarded a 12-month hourly energy price supply BGS contract for a fixed percentage of customer load (approximately 450 MW) for Atlantic City Electric Company, Jersey Central Power & Light Company and Public Service Electric & Gas Company. These contracts commenced in June 2004.

In April 2003, PPL EnergyPlus entered into an agreement with Arizona Public Service Company to provide 112 MW of capacity and associated electricity from July through September of 2003 and 150 MW from June through September of 2004 and 2005. See Note 9 for information regarding the possible sale of the Sundance power plant to Arizona Public Service Company.

In January 2004, PPL EnergyPlus began supplying 12.5% of Connecticut Light & Power Company's Transitional Standard Offer load, under a three-year fixed-price contract. During peak hours, PPL EnergyPlus' obligation to supply the Transitional Standard Offer load may reach 625 MW.

Legal Matters

PPL and its subsidiaries are involved in numerous legal proceedings, claims and litigation in the ordinary course of business. PPL and its subsidiaries cannot predict the outcome of such matters, or whether such matters may result in material liabilities.

Montana Power Shareholders' Litigation

In August 2001, a purported class-action lawsuit was filed by a group of shareholders of Montana Power against Montana Power, the directors of Montana Power, certain advisors and consultants of Montana Power and PPL Montana. The plaintiffs allege, among other things, that Montana Power was required to, and did not, obtain shareholder approval of the sale of Montana Power's generation assets to PPL Montana in 1999. Although most of the claims in the complaint are against Montana Power, its board of directors, and its consultants and advisors, two claims are asserted against PPL Montana. In the first claim, plaintiffs seek a declaration that because Montana Power shareholders did not vote on the 1999 sale of generating assets to PPL Montana, that sale "was null and void ab initio." The second claim alleges that PPL Montana was privy to and participated in a strategy whereby Montana Power would sell its generation assets to PPL Montana without first obtaining Montana Power shareholder approval, and that PPL Montana has made net profits in excess of $100 million as the result of this alleged illegal sale. In the second claim, plaintiffs request that the court impose a "resulting and/or constructive trust" on both the generation assets themselves and all profits, plus interest on the amounts subject to the trust. This lawsuit is currently pending in the U.S. District Court of Montana, Butte Division. In July 2004, the plaintiffs notified the District Court that the parties had reached an oral partial settlement of the case that would result in the dismissal of PPL Montana as a defendant, and in January 2005 a global settlement agreement was filed with the District Court along with a motion to approve the agreement. Under the terms of the global settlement agreement, the plaintiffs' claims against PPL Montana would be dismissed and PPL Montana would not have to pay any amounts to the plaintiffs. The global settlement agreement must still be approved by the District Court. PPL cannot predict whether the global settlement agreement will be approved or the outcome of this matter if it is not approved.

NorthWestern Corporation Litigation

In connection with the acquisition of the Montana generation assets, the Montana Power APA, which was previously assigned to PPL Montana by PPL Global, includes a provision concerning the proposed purchase by PPL Montana of a portion of NorthWestern's interest in the 500-kilovolt Colstrip Transmission System (CTS) for $97 million. During 2002, PPL Montana had been in discussions with NorthWestern regarding the proposed purchase of the CTS and the claims that PPL Montana believes it has against NorthWestern arising from the Montana Power APA and related agreements. Notwithstanding such discussions, in September 2002, NorthWestern filed a lawsuit against PPL Montana in Montana state court seeking specific performance of PPL Montana's purchase of the CTS or, alternatively, damages for breach of contract. Pursuant to PPL Montana's application, the matter was removed to the U.S. District Court of Montana, Butte Division. Following removal, NorthWestern asserted additional claims for damages against PPL Montana, including a claim for punitive damages. PPL Montana filed defenses denying liability for NorthWestern's claims as well as counterclaims against NorthWestern seeking damages PPL Montana believes it has suffered under the Montana Power APA and related agreements.

In October 2004, the federal district court in Delaware, where NorthWestern's bankruptcy proceeding had been pending, approved a joint stipulation between PPL Montana and NorthWestern under which NorthWestern agreed to establish a segregated reserve to be used for any distributions to be made to satisfy any final judgment that PPL Montana may be awarded pursuant to PPL Montana's counterclaims. This segregated reserve has been funded with shares of NorthWestern common stock equal to $50 million, valued as of the effective date of NorthWestern's plan of reorganization. Also in October, the federal district court in Delaware confirmed NorthWestern's plan of reorganization, and in November 2004, NorthWestern announced that it officially emerged from bankruptcy protection.

The trial for this matter is expected to commence in the Montana federal district court in the last half of 2005. PPL cannot predict the outcome of this litigation.

Montana Hydroelectric Litigation

In October 2003, a lawsuit was filed against PPL Montana, PPL Services, Avista Corporation, PacifiCorp and nine John Doe defendants in the U.S. District Court of Montana, Missoula Division, by two residents allegedly acting in a representative capacity on behalf of the State of Montana. In January 2004, the complaint was amended to, among other things, include the Great Falls school districts as additional plaintiffs. In May 2004, the Montana Attorney General filed a motion to allow the State of Montana to intervene as an additional plaintiff in the litigation. This motion was granted without objection. Both the individual plaintiffs' and the school districts' complaint and the State's complaint sought declaratory judgment, compensatory damages and attorneys fees and costs for use of state and/or "school trust" lands by hydropower facilities and to require the defendants to adequately compensate the State and/or the State School Trust fund for full market value of lands occupied. Generally, the suit is founded on allegations that the bed of navigable rivers became state-owned property upon Montana's admission to statehood, and that the use thereof for placement of dam structures, affiliated structures and reservoirs should, under an existing regulatory scheme, trigger lease payments for use of land underneath. The plaintiffs also sought relief on theories of unjust enrichment, trespass and negligence. No specific amount of damages or future rental value has been claimed by the plaintiffs. The defendants filed separate motions to dismiss the individual plaintiffs' and school district's complaint, as well as the complaint of the State of Montana. In September 2004, the federal court granted the motions to dismiss the individual plaintiffs' and school districts' complaint but denied the similar motions as to the State of Montana's complaint. Following the federal court's September decision, PPL Montana and the other defendants filed a motion to dismiss the State of Montana's complaint for lack of diversity jurisdiction and also filed a motion to vacate certain portions of the decision. The federal court has not yet ruled on these motions.

In November 2004, PPL Montana, Avista Corporation and PacifiCorp commenced an action for declaratory judgment in Montana First Judicial District Court seeking a determination that no lease payments or other compensation for the hydropower facilities' use and occupancy of streambeds can be collected by the State of Montana. The State subsequently filed counterclaims and a motion for summary judgment. In February 2005, the individual plaintiffs and school districts who were dismissed from the federal court proceeding, along with a state teachers' union, filed a motion to intervene as additional defendants in this state court proceeding, and also filed a proposed answer and counterclaims to be used if their motion to intervene is granted. The state court has not yet ruled on any of the above-described motions. PPL Montana and PPL Services cannot predict the outcome of either the federal or the state court proceeding.

Regulatory Issues

California ISO and Western Markets

Through its subsidiaries, PPL made approximately $18 million of sales to the California ISO during the period from October 2000 through June 2001, of which $17 million has not been paid to PPL subsidiaries. Given the myriad of electricity supply problems presently faced by the California electric utilities and the California ISO, PPL cannot predict whether or when it will receive payment. As of December 31, 2004, PPL has fully reserved for possible underrecoveries of payments for these sales.

Regulatory proceedings arising out of the California electricity supply situation have been filed at the FERC. The FERC has determined that all sellers of energy into markets operated by the California ISO and the California Power Exchange, including PPL Montana, should be subject to refund liability for the period beginning October 2, 2000, through June 20, 2001, and initiated an evidentiary hearing concerning refund amounts. In April 2003, the FERC changed the manner in which this refund liability is to be computed and ordered further proceedings to determine the exact amounts that the sellers, including PPL Montana, would be required to refund. In September 2004, the U.S. Court of Appeals for the Ninth Circuit held that the FERC had the additional legal authority to order refunds for periods prior to October 2, 2000, and ordered the FERC to determine whether or not it would be appropriate to grant such additional refunds.

In June 2003, the FERC took several actions as a result of a number of related investigations. The FERC terminated proceedings pursuant to which it had been considering whether to order refunds for spot market bilateral sales made in the Pacific Northwest, including sales made by PPL Montana, during the period December 2000 through June 2001. The FERC explained that the totality of the circumstances made refunds unfeasible and inequitable, and that it had provided adequate relief by adopting a price cap throughout the western U.S. The FERC also denied pending complaints against long-term contracts in the western U.S. In these complaints, various power buyers had challenged selected long-term contracts that they entered into during 2000 and 2001, complaining that the power prices were too high and reflected manipulation of those energy markets. The FERC found that the complainants had not met their burden of showing that changing or canceling the contracts was "in the public interest" and that the dysfunction in the California markets did not justify changing these long-term contracts. These orders have been appealed to the U.S. Court of Appeals for the Ninth Circuit. In two separate orders, the FERC also ordered 65 different companies, agencies or municipalities to show cause why they should not be ordered to disgorge profits for "gaming" or anomalous market behavior during 2000 and 2001. These orders to show cause address both unilateral and joint conduct identified as the "Enron trading strategies." Neither PPL EnergyPlus nor PPL Montana was included in these orders to show cause, and they previously have explained in responses to data requests from the FERC that they have not engaged in such trading strategies. Finally, the FERC issued a new investigation order directing its staff to investigate any bids made into the California markets in excess of $250/MWh during the period from May 2000 to October 2000, a period of time prior to the period examined in connection with most of the proceedings described above. To their knowledge, neither PPL EnergyPlus nor PPL Montana is being investigated by the FERC under this new order.

Litigation arising out of the California electricity supply situation has been filed in California courts against sellers of energy to the California ISO. The plaintiffs and intervenors in these legal proceedings allege, among other things, abuse of market power, manipulation of market prices, unfair trade practices and violations of state antitrust laws, and seek other relief, including treble damages and attorneys' fees. While PPL's subsidiaries have not been named by the plaintiffs in these legal proceedings, PPL Montana was named by a defendant in its cross-complaint in a consolidated court proceeding, which combined into one master proceeding several of the lawsuits alleging antitrust violations and unfair trade practices. This generator denies that any unlawful, unfair or fraudulent conduct occurred but asserts that, if it is found liable, the other generators and power marketers, including PPL Montana, caused, contributed to and/or participated in the plaintiffs' alleged losses.

In February 2004, the Montana Public Service Commission initiated a limited investigation of the Montana retail electricity market for the years 2000 and 2001, focusing on how that market was affected by transactions involving the possible manipulation of the electricity grid in the western U.S. The investigation includes all public utilities and licensed electricity suppliers in Montana, as well as other entities that may possess relevant information. Through its subsidiaries, PPL is a licensed electricity supplier in Montana and a wholesale supplier in the western U.S. In June 2004, the Montana Attorney General served PPL Montana and more than 20 other companies with subpoenas requesting documents, and PPL Montana has provided responsive documents to the Montana Attorney General. As with the other investigations taking place as a result of the issues arising out of the electricity supply situation in California and other western states, PPL and its subsidiaries believe that they have not engaged in any improper trading or marketing practices affecting the Montana retail electricity market.

While PPL and its subsidiaries believe that they have not engaged in any improper trading practices, they cannot predict whether, or the extent to which, any PPL subsidiaries will be the target of any additional governmental investigations or named in other lawsuits or refund proceedings, the outcome of any such lawsuits or proceedings or whether the ultimate impact on them of the electricity supply situation in California and other western states will be material.

PJM Capacity Litigation

In December 2002, PPL was served with a complaint against PPL, PPL EnergyPlus and PPL Electric filed in the U.S. District Court for the Eastern District of Pennsylvania by a group of 14 Pennsylvania boroughs that apparently alleges, among other things, violations of the federal antitrust laws in connection with the pricing of installed capacity in the PJM daily market during the first quarter of 2001. These boroughs were wholesale customers of PPL Electric. The claims of the boroughs are similar to those previously alleged by a single borough in litigation brought in the same court that is still pending. In addition, in November 2003, PPL and PPL EnergyPlus were served with a complaint which was filed in the same court by Joseph Martorano, III (d/b/a ENERCO), that also alleges violations of the federal antitrust laws in early 2001. The complaint indicates that ENERCO provides consulting and energy procurement services to clients in Pennsylvania and New Jersey. In September 2004, this complaint was dismissed by the District Court and the plaintiff has appealed the dismissal to the U.S. Court of Appeals for the Third Circuit.

Each of the U.S. Department of Justice – Antitrust Division, the FERC and the Pennsylvania Attorney General conducted investigations regarding PPL's PJM capacity market transactions in early 2001 and did not find any reason to take action against PPL.

Although PPL believes the claims in these complaints are without merit, it cannot predict the outcome of these matters.

New England Investigation

In January 2004, PPL became aware of an investigation by the Connecticut Attorney General and the FERC's Office of Market Oversight and Investigation (OMOI) regarding allegations that natural gas-fired generators located in New England illegally sold natural gas instead of generating electricity during the week of January 12, 2004. Subsequently, PPL and other generators were served with a data request by OMOI. The data request indicated that PPL was not under suspicion of a regulatory violation, but that OMOI was conducting an initial investigation. PPL has responded to this data request. PPL also has responded to data requests of ISO – New England and data requests served by subpoena from the Connecticut Attorney General. Both OMOI and ISO – New England have issued preliminary reports finding no regulatory or other violations concerning these matters. While PPL does not believe that it committed any regulatory or other violations concerning the subject matter of these investigations, PPL cannot predict the outcome of these investigations.

PJM Billing

In December 2004, Exelon Corporation, on behalf of its subsidiary, PECO Energy, Inc. (PECO), filed a complaint against PJM and PPL Electric with the FERC alleging that PJM had overcharged PECO from April 1998 through May 2003 as a result of an error by PJM in the State Estimator Program used in connection with billing all PJM customers for certain transmission, spot market energy and ancillary services charges. Specifically, the complaint alleges that PJM mistakenly identified PPL Electric's Elroy substation transformer as belonging to PECO and that, as a consequence, during times of congestion, PECO's bills for transmission congestion from PJM erroneously reflected energy that PPL Electric took from the Elroy substation and used to serve PPL Electric's load. The complaint also requests the FERC, among other things, to direct PPL Electric to refund to PJM $39 million, plus interest of approximately $8 million, and for PJM to refund these same amounts to PECO. PPL Electric and PPL Energy Supply do not believe that they or any PPL subsidiaries have any financial responsibility or liability to PJM or PECO as a result of PJM's alleged error. PPL cannot predict the outcome of this matter or the impact on any PPL subsidiary.

FERC Market-Based Rate Authority

In December 1998, the FERC issued an order authorizing PPL EnergyPlus to make wholesale sales of electric power and related products at market-based rates. In that order, the FERC directed PPL EnergyPlus to file an updated market analysis within three years of the date of the order, and every three years thereafter. PPL EnergyPlus filed its initial updated market analysis in December 2001. Several parties thereafter filed interventions and protests requesting that PPL EnergyPlus be required to provide additional information demonstrating that it has met the FERC's market power tests necessary for PPL EnergyPlus to continue its market-based rate authority. PPL EnergyPlus has responded that the FERC does not require the economic test suggested by the intervenors and that, in any event, it would meet such economic test if required by the FERC.

In June 2004, FERC approved certain changes to its standards for granting market-based rate authority. As a result of the schedule adopted by the FERC, PPL EnergyPlus, PPL Electric, PPL Montana and most of PPL Generation's subsidiaries were required to file in November 2004 updated analyses demonstrating that they should continue to maintain market-based rate authority under the new standards. PPL made two filings, one for PPL Montana and one for most of the other PPL subsidiaries. The Montana Public Service Commission and the Montana Consumer Counsel filed pleadings opposing the filing by PPL Montana. The Montana Public Service Commission requested that the FERC hold a hearing on the market-based rate renewal application, while the Montana Consumer Counsel suggested applying an altered version of the FERC's tests for assessing market power in reviewing the renewal application. The PJM Industrial Customer Coalition, the PP&L Industrial Customer Alliance and the consumer advocates of Maryland and Pennsylvania filed pleadings opposing the filings by the other PPL subsidiaries. These parties challenge the FERC's continued reliance on market-based rates to yield just and reasonable prices for wholesale electric transactions and suggest that the FERC change its tests for market power to include capacity and ancillary services markets. While PPL believes its filings demonstrate that all PPL subsidiaries pass the new tests established by the FERC in June 2004, PPL cannot predict the outcome of these proceedings.

FERC Proposed Rules

In July 2002, the FERC issued a Notice of Proposed Rulemaking entitled "Remedying Undue Discrimination through Open Access Transmission Service and Standard Electricity Market Design." The proposed rule is currently available for public comment and contains a proposed implementation date of July 31, 2003. However, since the issuance of the proposed rule, the FERC has delayed the implementation date. This far-reaching proposed rule, in its current form, purports to establish uniform transmission rules and a standard market design by, among other things:

- enacting standard transmission tariffs and uniform market mechanisms,
- monitoring and mitigating "market power,"
- managing transmission congestion through pricing and tradable financial rights,
- requiring independent operational control over transmission facilities,
- forming state advisory committees on regional transmission organizations and resource adequacy, and
- exercising FERC jurisdiction over all transmission service.

In April 2003, the FERC issued a white paper describing certain modifications to the proposed rule. The FERC has requested comments and is holding numerous public comment sessions concerning the white paper.

If adopted, this proposed rule may have a significant impact on PPL and its subsidiaries, which cannot be predicted at this time.

In November 2003, the FERC adopted a proposed rule to require all existing and new electric market-based tariffs and authorizations to include provisions prohibiting the seller from engaging in anticompetitive behavior or the exercise of market power. The FERC order adopts a list of market behavior rules that apply to all electric market-based rate tariffs and authorizations, including those of PPL EnergyPlus and any other PPL subsidiaries that hold market-based rate authority. PPL does not expect this rule to have a significant impact on its subsidiaries.

Wallingford Deactivation

In January 2003, PPL negotiated an agreement with ISO – New England that would declare that four of the five units at PPL's Wallingford, Connecticut facility are "reliability must run" units and put those units under cost-based rates. This agreement and the cost-based rates are subject to the FERC's approval, and PPL filed a request with the FERC for such approval. PPL requested authority for cost-based rates because the current and anticipated wholesale prices in New England are insufficient to cover the costs of keeping these units available for operation. In March 2003, PPL filed an application with the New England Power Pool to temporarily deactivate these four units. In May 2003, the FERC denied PPL's request for cost-based rates in light of the FERC's changes to the market and bid mitigation rules of ISO – New England made in a similar case involving generating units owned by NRG Energy, Inc. PPL subsequently has explained to the FERC that its changes to the market and bid mitigation rules of ISO – New England will not provide sufficient revenues to PPL, and PPL continues to seek approval of its cost-based rates. However, PPL has informed the New England Power Pool that it will not pursue its request to temporarily deactivate certain Wallingford units. In February 2004, PPL appealed the FERC's denial of its request for cost-based rates to the U.S. Court of Appeals for the District of Columbia Circuit. PPL cannot predict the outcome of this matter.

IRS Synthetic Fuels Tax Credits

PPL, through its subsidiaries, has interests in two synthetic fuel production facilities: the Somerset facility located in Pennsylvania and the Tyrone facility located in Kentucky. PPL receives tax credits pursuant to Section 29 of the Internal Revenue Code based on the sale of synthetic fuel from these facilities to unaffiliated third-party purchasers. Section 29 of the Internal Revenue Code provides tax credits for the production and sale of solid synthetic fuels produced from coal. Section 29 tax credits are currently scheduled to expire at the end of 2007.

To qualify for the Section 29 tax credits, the synthetic fuel must meet three primary conditions: (i) there must be a significant chemical change in the coal feedstock, (ii) the product must be sold to an unaffiliated entity, and (iii) the production facility must have been placed in service before July 1, 1998. In addition, Section 29 provides for the phase-out of the synthetic fuel tax credit when the reference price for crude oil, as adjusted for inflation, exceeds a certain threshold. The reference price is the annual average wellhead price per barrel for all unregulated domestic crude oil. The average reference price for crude oil through October 31, 2004, was $36.18 per barrel. Accordingly, the tax credit phase-out did not impact results in 2004. Accounting for inflation, PPL estimates that the 2005 tax credit phase-out would start at $51.15 per barrel and the tax credit would be totally eliminated at $64.20 per barrel.

A PPL subsidiary owns and operates the Somerset facility. In November 2001, PPL received a private letter ruling from the IRS pursuant to which, among other things, the IRS concluded that the synthetic fuel produced at the Somerset facility qualifies for Section 29 tax credits. The Somerset facility uses the Covol technology to produce synthetic fuel, and the IRS issued the private letter ruling after its review and approval of that technology. In reliance on this private letter ruling, PPL has sold synthetic fuel produced at the Somerset facility resulting in an aggregate of approximately $205 million of tax credits as of December 31, 2004.

PPL owns a limited partnership interest in the entity that owns and operates the Tyrone facility. In April 2004, this entity received a private letter ruling from the IRS. Similar to its conclusions relating to the Somerset facility, the IRS concluded that the synthetic fuel to be produced at the Tyrone facility qualifies for Section 29 tax credits. In reliance on this private letter ruling, this entity has sold synthetic fuel produced at the Tyrone facility resulting in an aggregate of approximately $15 million of tax credits as of December 31, 2004. The Tyrone facility commenced commercial operations in the third quarter of 2004, after being relocated to Kentucky from Pennsylvania.

PPL also purchases synthetic fuel from unaffiliated third parties, at prices below the market price of coal, for use at its coal-fired power plants.

In June 2003, the IRS announced that it had reason to question the scientific validity of certain test procedures and results that have been presented to it by taxpayers with interests in synthetic fuel operations as evidence that the required significant chemical change has occurred, and that it was reviewing information regarding these test procedures and practices. In October 2003, the IRS announced that it had completed its review and determined that the test procedures and results used by taxpayers are scientifically valid, if the procedures are applied in a consistent and unbiased manner. The IRS indicated that it would require taxpayers to comply with certain sampling and data/record retention practices to obtain or maintain a ruling on significant chemical change.

PPL believes that the October 2003 IRS announcement and its receipt of the private letter ruling for the Tyrone facility following this announcement confirms that PPL is justified in its reliance on the private letter rulings for the Somerset and Tyrone facilities, and that the test results that PPL presented to the IRS in connection with its private letter rulings are scientifically valid. In addition, PPL believes that the Somerset facility and the Tyrone facility have been operated in compliance with their respective private letter rulings and Section 29 of the Internal Revenue Code.

In October 2003, following the IRS announcement, it was reported that the U.S. Senate Permanent Subcommittee on Investigations, of the Committee on Governmental Affairs, had begun an investigation of the synthetic fuel industry and its producers. That investigation is ongoing. PPL cannot predict when the investigation will be completed or the potential results of the investigation.

During 2004, certain other owners or operators of synthetic fuel facilities reported that the IRS had questioned whether their facilities were placed in service before July 1, 1998. Whether or not a facility meets the "placed in service" requirement is based on the particular facts and circumstances relating to the operation of that facility. PPL is not aware of the facts and circumstances relating to the operation of the facilities being questioned by the IRS or the specific IRS position in these other matters. However, PPL believes that the Tyrone and Somerset facilities meet the in-service requirement.

Environmental Matters – Domestic

Due to the environmental issues discussed below or other environmental matters, PPL subsidiaries may be required to modify, replace or cease operating certain facilities to comply with statutes, regulations and actions by regulatory bodies or courts. In this regard, PPL subsidiaries also may incur capital expenditures or operating expenses in amounts which are not now determinable, but which could be significant.

Air

The Clean Air Act deals, in part, with acid rain, attainment of federal ambient ozone standards, fine particulate matter standards and toxic air emissions in the U.S. PPL's subsidiaries are in substantial compliance with the Clean Air Act. The Bush administration's Clear Skies Initiative and proposals of certain members of Congress would amend the Clean Air Act. These amendments could require significant further reductions in emissions of nitrogen oxide and sulfur dioxide and reductions in emission of mercury. Although the Bush administration's Clear Skies Initiative does not include limits on carbon dioxide emissions, rising concerns about global warming have prompted several states to pass legislation capping carbon emissions and other bills have been introduced at the federal level proposing mandatory carbon dioxide reductions. An initiative is underway in nine Northeast states to propose a cap-and-trade program, the details of which are expected to be released in mid-2005 for carbon dioxide emission from fossil fuel-fired power plants. Increased pressure is also coming from investor organizations and the international community. Pennsylvania and Montana have not, at this time, established any formal programs to address carbon dioxide and other greenhouse gases. If these or other legislative or regulatory initiatives result in mandatory reductions being imposed, the cost of such reductions could be significant.

The EPA has developed new standards for ambient levels of ozone and fine particulates in the U.S. These standards have been upheld following court challenges. To facilitate attainment of these standards, the EPA has proposed a rule (now called the Clean Air Interstate Rule – CAIR) for 29 midwestern and eastern states, including Pennsylvania, to reduce national sulfur dioxide emissions by 40% (about 50% in the CAIR region) and to extend the currently seasonal program for nitrogen oxide emission reductions to a year-round program (in the CAIR region) starting in 2010. Starting in 2015, the proposed rule would require further reductions in sulfur dioxide and nitrogen oxide of 30% and 20%, respectively, from 2010 levels. The proposed rule would allow these reductions to be achieved through cap-and-trade programs, and is consistent with the Bush administration's proposed amendments to the Clean Air Act, except that it applies to only the 29 states. In order to continue meeting existing sulfur dioxide reduction requirements of the Clean Air Act, PPL will need to use its banked sulfur dioxide allowances and to purchase additional allowances. As of December 31, 2004, PPL has enough sulfur dioxide allowances to cover expected consumption through 2006, but will experience shortfalls in some years after 2006. As a result and based on projected allowance prices, PPL plans to complete the installation of sulfur dioxide scrubbers at its Montour Units 1 and 2 by 2008 and Brunner Island Unit 3 by 2010. PPL also is evaluating under CAIR the possible installation of SCR technology to reduce nitrogen oxide emissions at Brunner Island Unit 3 at a later date. The combined cost of the scrubbers at Montour and Brunner Island and of the SCR at Brunner Island is expected to be approximately $730 million.

The EPA has proposed mercury and nickel regulations and is expected to finalize these regulations in 2005. The proposed mercury regulations affect coal-fired plants. With respect to mercury, the EPA has proposed two alternative approaches: an emission trading program to take effect beginning January 2010 or a requirement to take effect in March 2008 that every unit install maximum achievable control technology (MACT). The proposed nickel regulations impose MACT requirements on oil-fired units to take effect in 2008. The nickel regulations would affect Martins Creek Units 3 and 4. The cost of complying with these regulations is not now determinable, but could be significant.

The Ozone Transport Commission (consisting of Pennsylvania and ten other states and the District of Columbia) has passed a resolution calling for reductions in sulfur dioxide, nitrogen oxide and mercury emissions that are more stringent than those proposed by EPA or contemplated by the Clear Skies Initiative. Should Pennsylvania implement such reductions, the cost to PPL is not now determinable but could be significant.

In 1999, the EPA initiated enforcement actions against several utilities, asserting that older, coal-fired power plants operated by those utilities have, over the years, been modified in ways that subject them to more stringent "New Source" requirements under the Clean Air Act. The EPA has since issued notices of violation and commenced enforcement activities against other utilities. The future direction of the EPA's enforcement initiative is presently unclear. However, states and environmental groups have also been bringing enforcement actions alleging violations of "New Source" requirements by coal-fired plants. At this time, PPL is unable to predict whether such EPA, state or citizens enforcement actions will be brought with respect to any of its affiliates' plants. However, the EPA regional offices that regulate plants in Pennsylvania (Region III) and Montana (Region VIII) have indicated an intention to issue information requests to all utilities in their jurisdiction. The Region VIII office issued such a request to PPL Montana's Corette plant in 2000 and the Colstrip plant in 2003. The Region III office issued such a request to PPL Generation's Martins Creek plant in 2002. PPL and its subsidiaries have responded to the Corette and Martins Creek information requests and began responding to the Colstrip information request. The EPA has stayed further production of Colstrip documents pending discussion among the Colstrip owners and the EPA. The EPA has taken no further action following the Martins Creek and Corette submittals. PPL cannot presently predict what, if any, action the EPA might take in this regard. Should the EPA or any state or citizens group initiate one or more enforcement actions against PPL or its subsidiaries, compliance with any such enforcement actions could result in additional capital and operating expenses which are not now determinable, but could be significant.

In 2003, the EPA issued changes to its "New Source" regulations that clarify what projects are exempt from "New Source" requirements as routine maintenance and repair. Under these clarifications, any project to replace existing equipment with functionally equivalent equipment would be considered routine maintenance and excluded from "New Source" review if the cost of the replaced equipment does not exceed 20% of the replacement cost of the entire process unit, the basic design is not changed and no permit limit is exceeded. These clarifications would substantially reduce the uncertainties under the prior "New Source" regulations; however, they have been stayed by the U.S. Court of Appeals for the District of Columbia Circuit. PPL is therefore continuing to operate under the "New Source" regulations as they existed prior to the EPA's 2003 clarifications.

The New Jersey DEP and some New Jersey residents raised environmental concerns with respect to the Martins Creek plant, particularly with respect to sulfur dioxide emissions and the opacity of the plant's plume. These issues were raised in the context of an appeal by the New Jersey DEP of the Air Quality Plan Approval issued by the Pennsylvania DEP to the adjacent Lower Mt. Bethel facility. In October 2003, PPL finalized an agreement with the New Jersey DEP and the Pennsylvania DEP pursuant to which PPL will reduce sulfur dioxide emissions from its Martins Creek power plant. Under the agreement, PPL Martins Creek will shut down the plant's two coal-fired generating units by September 2007 and may repower them any time after shutting them down so long as it follows all applicable state and federal requirements, including installing the best available pollution control technology. Pursuant to the agreement, PPL Martins Creek began reducing the fuel sulfur content for the coal units as well as the plant's two oil-fired units in June 2004. In addition, PPL will donate to a non-profit organization 70% of the excess emission allowances and emission reduction credits that result from shutting down or repowering the coal units. As a result of the agreement, the New Jersey DEP withdrew its challenge to the Air Quality Plan Approval for the Lower Mt. Bethel facility. The agreement will not result in material costs to PPL. The agreement does not address the issues raised by the New Jersey DEP regarding the visible opacity of emissions from the oil-fired units at the Martins Creek plant. If it is determined that actions must be taken to address the visible opacity of these emissions, such actions could result in costs that are not now determinable, but could be significant.

In addition to the opacity concerns raised by the New Jersey DEP, the Pennsylvania DEP also has raised concerns about the opacity of emissions from the Martins Creek and Montour plants. PPL is discussing these concerns with the Pennsylvania DEP. If it is determined that actions must be taken to address the Pennsylvania DEP's concerns, such actions could result in costs that are not now determinable, but could be significant.

In December 2003, PPL Montana, as operator of the Colstrip facility, received an Administrative Compliance Order (ACO) from the EPA pursuant to the Clean Air Act. The ACO alleges that Units 3 and 4 of the facility have been in violation of the Clean Air Act permit at Colstrip since 1980. The permit required Colstrip to submit for review and approval by the EPA an analysis and proposal for reducing emissions of nitrogen oxide to address visibility concerns if and when the EPA promulgates Best Available Retrofit Technology requirements for nitrogen oxide emissions. The EPA is asserting that regulations it promulgated in 1980 triggered this requirement. PPL believes that the ACO is unfounded and is discussing the matter with the EPA. In addition, the Montana Department of Environmental Quality (DEQ) is questioning whether the permit limits for sulfur dioxide emissions from Colstrip Units 3 and 4 are too high under provisions of the Clean Air Act that limit allowable emissions from sources built after 1978. PPL is engaged in settlement negotiations on these matters with the EPA, the Montana DEQ and the Northern Cheyenne Tribe.

Water/Waste

Seepages have been detected at one of the wastewater basins at the Montour station, and PPL Montour is working with the Pennsylvania DEP to assess the seepage and develop an abatement plan. PPL Brunner Island is assessing impacted groundwater at two closed wastewater basins to determine what abatement actions may be needed. PPL plans to comprehensively address issues related to wastewater basins at all of its Pennsylvania plants as part of the process to renew the residual waste permits for these basins which expire within the next three years. The cost of addressing seepages at PPL's Pennsylvania plants is not now determinable, but could be significant.

PPL Montana continues to undertake certain groundwater investigation and remediation measures at its Colstrip plant to address groundwater contamination and property damage claims noted below. These measures include offering to extend city water to certain residents who live near the plant. The costs of these investigations and remedial measures are not now determinable, but could be significant.

In May 2003, approximately 50 plaintiffs brought an action now pending at the Montana Sixteenth Judicial District Court, Rosebud County, against PPL Montana and the other owners of the Colstrip plant alleging property damage from seepage from the freshwater and wastewater ponds at Colstrip. This action could result in PPL Montana and the other Colstrip owners being liable for damages and being required to take additional remedial measures beyond those noted above. The cost to PPL Montana of any such damages and remedial measures is not now determinable, but could be significant.

Brunner Island's NPDES permit contains a provision requiring further studies on the thermal impact of the cooling water discharge from the plant. These studies are underway and are expected to be completed in 2006. The Pennsylvania DEP has stated that it believes the studies to date show that the temperature of the discharge must be lowered. The Pennsylvania DEP has also stated that it believes the plant is in violation of a permit condition prohibiting the discharge from changing the river temperature by more than two degrees per hour. PPL is discussing these matters with the agency. Depending on the outcome of these discussions, the plant could be subject to additional capital and operating costs that are not now determinable, but could be significant.

The EPA has significantly tightened the water quality standard for arsenic. The revised standard becomes effective in 2006. The revised standard may result in action by individual states that could require several PPL subsidiaries to either further treat wastewater or take abatement action at their power plants, or both. The cost of complying with any such requirements is not now determinable, but could be significant.

The EPA recently finalized requirements for new or modified water intake structures. These requirements affect where generating facilities are built, establish intake design standards, and could lead to requirements for cooling towers at new and modified power plants. Another new rule that was finalized in July 2004 addresses existing structures. PPL does not believe that either of these rules will impose material costs on PPL subsidiaries. However, six northeastern states have challenged the new rules for existing structures as being inadequate. If this challenge is successful, it could result in the EPA establishing stricter standards for existing structures that could impose significant costs on PPL subsidiaries.

Superfund and Other Remediation

In 1995, PPL Electric and PPL Generation entered into a consent order with the Pennsylvania DEP to address a number of sites that were not being addressed under another regulatory program such as Superfund, but for which PPL Electric or PPL Generation may be liable for remediation. This may include potential PCB contamination at certain PPL Electric substations and pole sites; potential contamination at a number of coal gas manufacturing facilities formerly owned or operated by PPL Electric; oil or other contamination which may exist at some of PPL Electric's former generating facilities; and potential contamination at abandoned power plant sites owned by PPL Generation. As of December 31, 2004, work has been completed for 98% of the sites included in the consent order. Additional sites formerly owned or operated by PPL Electric are added to the consent order on a case-by-case basis.

In 1996, PPL Gas Utilities entered into a similar consent order with the Pennsylvania DEP to address a number of sites where subsidiaries of PPL Gas Utilities may be liable for remediation. The sites primarily include former coal gas manufacturing facilities. Subsidiaries of PPL Gas Utilities are also investigating the potential for any mercury contamination from gas meters and regulators. Accordingly, PPL Gas Utilities and the Pennsylvania DEP have agreed to add 72 meter/regulation sites to the consent order. As of December 31, 2004, PPL Gas Utilities had addressed 48% of the sites under its consent order.

Since the PPL Electric Consent Order expired on January 31, 2005, and since only four sites remained, PPL has negotiated a new consent order with Pennsylvania DEP that combines both PPL Electric's and PPL Gas Utilities' consent orders into one single agreement.

At December 31, 2004, PPL Electric and PPL Gas Utilities had accrued approximately $3 million and $8 million, representing the estimated amounts each will have to spend for site remediation, including those sites covered by each company's consent orders mentioned above. Depending on the outcome of investigations at sites where investigations have not begun or have not been completed, the costs of remediation and other liabilities could be substantial. PPL also could face other non-remediation liabilities at sites included in the consent order or other contaminated sites, the costs of which are not now determinable, but could be significant.

Under the Pennsylvania Clean Streams Law, subsidiaries of PPL Generation are obligated to remediate acid mine drainage at former mine sites and may be required to take additional measures to prevent potential acid mine drainage at previously capped refuse piles. One PPL Generation subsidiary is pumping and treating mine water at two mine sites. Another PPL Generation subsidiary is installing passive wetlands treatment at a third site, and the Pennsylvania DEP has suggested that it may require that PPL Generation subsidiary to pump and treat the mine water at that third site. At December 31, 2004, a PPL Energy Supply subsidiary had accrued $28 million to cover the costs of pumping and treating groundwater at the two mine sites for 50 years and for operating and maintaining passive wetlands treatment at the third site.

In 1999, the Montana Supreme Court held in favor of several citizens' groups that the right to a clean and healthful environment is a fundamental right guaranteed by the Montana Constitution. The court's ruling could result in significantly more stringent environmental laws and regulations, as well as an increase in citizens' suits under Montana's environmental laws. The effect on PPL Montana of any such changes in laws or regulations or any such increase in legal actions is not currently determinable, but could be significant.

Future cleanup or remediation work at sites currently under review, or at sites not currently identified, may result in material additional operating costs for PPL subsidiaries that cannot be estimated at this time.

Asbestos

There have been increasing litigation claims throughout the U.S. based on exposure to asbestos against companies that manufacture or distribute asbestos products or that have these products on their premises. Certain of PPL's generation subsidiaries and certain of its energy services subsidiaries, such as those that have supplied, may have supplied or installed asbestos material in connection with the repair or installation of process piping and heating, ventilating and air conditioning systems, have been named as defendants in asbestos-related lawsuits. PPL cannot predict the outcome of these lawsuits or whether additional claims may be asserted against its subsidiaries in the future. PPL does not expect that the resolution of the current lawsuits will have a material adverse effect on its results of operations.

Electric and Magnetic Fields

Concerns have been expressed by some members of the public regarding the potential health effects of power frequency electric and/or magnetic fields (EMFs) which are emitted by all devices carrying electricity, including electric transmission and distribution lines and substation equipment. Government officials in the U.S. and the U.K. have reviewed this issue. The U.S. National Institute of Environmental Health Sciences concluded in 2002 that, for most health outcomes, there is no evidence of EMFs causing adverse effects. The agency further noted that there is some epidemiological evidence of an association with childhood leukemia, but that this evidence is difficult to interpret without supporting laboratory evidence. The U.K. National Radiological Protection Board concluded in 2004 that, while the research on EMFs does not provide a basis to find that EMFs cause any illness, there is a basis to consider precautionary measures beyond existing exposure guidelines. PPL and its subsidiaries believe the current efforts to determine whether EMFs cause adverse health effects should continue and are taking steps to reduce EMFs, where practical, in the design of new transmission and distribution facilities. PPL is unable to predict what effect, if any, the EMF issue might have on its operations and facilities either in the U.S. or abroad, and the associated cost, or what, if any, liabilities it might incur related to the EMF issue.

Lower Mt. Bethel

In August 2002, the Northampton County Court of Common Pleas issued a decision setting the permissible noise levels for operation of the Lower Mt. Bethel facility. PPL appealed the court's decision to the Commonwealth Court, and an intervenor in the lawsuit cross-appealed the court's decision. In May 2003, the Commonwealth Court remanded the case to the Court of Common Pleas for further findings of fact concerning the zoning application relating to the construction of the facility. In September 2003, the Court of Common Pleas ruled in PPL's favor while also reaffirming its decision on the noise levels, and the intervenor appealed this ruling to the Commonwealth Court. In April 2004, the Commonwealth Court affirmed the decision of the Court of Common Pleas. The intervenor has pending before the Supreme Court of Pennsylvania a Petition for Allowance of Appeal.

The certificate of occupancy for the Lower Mt. Bethel facility was issued by the local township zoning officer in April 2004, and the facility was placed in service in May 2004. In May 2004, the intervenor in the legal proceedings regarding the facility's permissible noise levels filed an appeal with the township board regarding the issuance of the certificate of occupancy. The hearing on the appeal was held in December 2004, and the intervenor's appeal was denied.

Environmental Matters – International

U.K.

WPD's distribution businesses are subject to numerous regulatory and statutory requirements with respect to environmental matters. PPL believes that WPD has taken and continues to take measures to comply with the applicable laws and governmental regulations for the protection of the environment. There are no material legal or administrative proceedings pending against WPD with respect to environmental matters. See "Environmental Matters – Domestic – Electric and Magnetic Fields" for a discussion of EMFs.

Latin America

Certain of PPL's affiliates have electric distribution operations in Latin America. PPL believes that these affiliates have taken and continue to take measures to comply with the applicable laws and governmental regulations for the protection of the environment. There are no material legal or administrative proceedings pending against PPL's affiliates in Latin America with respect to environmental matters.

Other

Nuclear Insurance

PPL Susquehanna is a member of certain insurance programs which provide coverage for property damage to members' nuclear generating stations. Facilities at the Susquehanna station are insured against property damage losses up to $2.75 billion under these programs. PPL Susquehanna is also a member of an insurance program which provides insurance coverage for the cost of replacement power during prolonged outages of nuclear units caused by certain specified conditions. Under the property and replacement power insurance programs, PPL Susquehanna could be assessed retroactive premiums in the event of the insurers' adverse loss experience. At December 31, 2004, this maximum assessment was about $39 million.

PPL Susquehanna's public liability for claims resulting from a nuclear incident at the Susquehanna station is limited to about $10.8 billion under provisions of The Price Anderson Amendments Act of 1988. PPL Susquehanna is protected against this liability by a combination of commercial insurance and an industry assessment program. In the event of a nuclear incident at any of the reactors covered by The Price Anderson Amendments Act of 1988, PPL Susquehanna could be assessed up to $201 million per incident, payable at $20 million per year.

Guarantees and Other Assurances

In the normal course of business, PPL enters into agreements that provide financial performance assurance to third parties on behalf of certain subsidiaries. Such agreements include, for example, guarantees, stand-by letters of credit issued by financial institutions and surety bonds issued by insurance companies. These agreements are entered into primarily to support or enhance the creditworthiness attributed to a subsidiary on a stand-alone basis or to facilitate the commercial activities in which these subsidiaries enter.

PPL fully and unconditionally guarantees all of the debt securities of PPL Capital Funding, a wholly owned financing subsidiary of PPL.

PPL provides certain guarantees that are required to be disclosed in accordance with FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." The table below details guarantees provided as of December 31, 2004:

	Recorded Liability at December 31,		Exposure at December 31,	Expiration Date	Description
	2004	2003	**2004** [a]		
Residual value guarantees of leased equipment	**$ 1**	$16	**$ 90**	2005	PPL Services, PPL Montana and PPL Electric lease certain equipment under master operating lease agreements. The term for each piece of equipment leased by PPL Services and PPL Montana is one year, after which time the lease may be extended from month-to-month until terminated. The term for each piece of equipment leased by PPL Electric ranges from one to three years, after which time the lease term may be extended for certain equipment either (i) from month-to-month until terminated or (ii) for up to two additional years. Under these lease arrangements, PPL Services, PPL Montana and PPL Electric provide residual value guarantees to the lessors. PPL Services, PPL Montana and PPL Electric generally could be required to pay the guaranteed residual value of the leased equipment if the proceeds received from the sale of a piece of equipment upon termination of the lease are less than the expected residual value of the equipment. These guarantees generally expire within one year, unless the lease terms are extended. The liability recorded is included in "Other current liabilities" on the Balance Sheet. Although the expiration date noted is 2005, equipment of similar value is generally leased and guaranteed on an on-going basis.
WPD LLP guarantee of obligations under SIUK Capital Trust I preferred securities			**82**	2027	WPD LLP guarantees all of the obligations of SIUK Capital Trust I, an unconsolidated wholly owned financing subsidiary of WPD LLP, under its trust preferred securities. The exposure at December 31, 2004, reflects principal payments only. See Note 22 for further discussion.
Support agreements to guarantee partnerships' obligations for the sale of coal			**9**	2007	PPL Generation has entered into certain partnership arrangements for the sale of coal to third parties. PPL Generation also has executed support agreements for the benefit of these third-party purchasers pursuant to which it guarantees the partnerships' obligations in an amount up to its pro rata ownership interest in the partnerships.
Retroactive premiums under nuclear insurance programs			**39**		PPL Susquehanna is contingently obligated to pay this amount related to potential retroactive premiums that could be assessed under its nuclear insurance programs. See "Nuclear Insurance" for additional information.
Nuclear claims under The Price Anderson Amendments Act of 1988			**201**		Under the Price Anderson Amendments Act of 1988, this is the maximum amount PPL Susquehanna could be assessed for each incident at any of the nuclear reactors covered by this Act. See "Nuclear Insurance" for additional information.
Contingent purchase price payments to former owners of synfuel projects	**11**	4	**56**	2007	Certain agreements relating to the purchase of ownership interests in synfuel projects contain provisions that require certain PPL Energy Supply subsidiaries to make contingent purchase price payments to the former owners. These payments are non-recourse to PPL, PPL Energy Supply and their other subsidiaries and are based primarily upon production levels of the synfuel projects. The maximum potential amount of future payments is not explicitly stated in the related agreements.
WPD guarantee related to a contract assigned as part of a sale of one of its businesses			**20**	2005	Guarantee of a payment (£10 million) under a contract that was assigned as part of a sale of one of WPD's businesses.
Indemnifications for entities in liquidation			**293**	2008 to 2012	In connection with the liquidation of wholly owned subsidiaries that have been deconsolidated upon turning the entities over to the liquidators, certain affiliates of PPL Global have agreed to indemnify the liquidators, directors and/or the entities themselves for any liabilities or expenses arising during the liquidation process, including liabilities and expenses of the entities placed into liquidation. In some cases, the indemnifications are limited to a maximum amount that is based on distributions made from the subsidiary to its parent either prior or subsequent to being placed into liquidation. In other cases, the maximum amount of the indemnifications is not explicitly stated in the agreements. The indemnifications generally expire two to seven years subsequent to the date of dissolution of the entities. The exposure noted is only for those cases in which the agreements provide for a specific limit on the amount of the indemnification, and the expiration date was estimated based on an estimate of the date of dissolution date of the entities.
WPD guarantee of an unconsolidated entity's lease obligations			**2**	2008	The maximum potential amount of future payments is not explicitly stated in the related agreements.
Written put options for commodities			**7**	2005	PPL EnergyPlus enters into written put option contracts under which, in exchange for a premium received, it agrees to purchase a specified quantity of a commodity for a specified price if the counterparty exercises the option.
Guarantee of a portion of an unconsolidated entity's debt			**7**	2008	The exposure at December 31, 2004, reflects principal payments only.

[a] Represents the estimated maximum potential amount of future payments that could be required to be made under the guarantee.

PPL and its subsidiaries provide other miscellaneous guarantees through contracts entered into in the normal course of business. These guarantees are primarily in the form of various indemnifications or warranties related to services or equipment, and vary in duration. The obligated amounts of these guarantees often are not explicitly stated, and the overall maximum amount of the obligation under such guarantees cannot be reasonably estimated. Historically, PPL and its subsidiaries have not made any significant payments with respect to these types of guarantees. As of December 31, 2004, the aggregate fair value of these indemnifications related to arrangements entered into subsequent to December 31, 2002, was insignificant. Among these guarantees are the following:

- PPL's and its subsidiaries' leasing arrangements, including those discussed above, contain certain indemnifications in favor of the lessors (e.g., tax and environmental matters).
- In connection with their issuances of securities, PPL and its subsidiaries engage underwriters, purchasers and purchasing agents to whom they provide indemnification for damages incurred by such parties arising from the companies' material misstatements or omissions in the related offering documents. In addition, in connection with these securities offerings and other financing transactions, PPL and its subsidiaries also engage trustees or custodial, escrow or other agents to act for the benefit of the investors or to provide other agency services. PPL and its subsidiaries typically provide indemnification to these agents for any liabilities or expenses incurred by them in performing their obligations.
- In connection with certain of their credit arrangements, such as the asset-backed commercial paper program in which PPL Electric began participating in August 2004, PPL and its subsidiaries provide the credit lenders or arrangers with indemnification that is standard for each particular type of transaction. For instance, under the credit agreement for the asset-backed commercial paper program, PPL Electric and its special purpose subsidiary have agreed to indemnify the commercial paper conduit, the sponsoring financial institution and the liquidity banks for damages incurred by such parties arising from, among other things, a breach by PPL Electric or the subsidiary of their various representations, warranties and covenants in the credit agreement, PPL Electric's activities as servicer with respect to the pledged accounts receivable and any dispute by PPL Electric's customers with respect to payment of the accounts receivables.
- PPL EnergyPlus is party to numerous energy trading or purchase and sale agreements pursuant to which the parties indemnify each other for any damages arising from events that occur while the indemnifying party has title to the electricity or natural gas. For example, in the case of the party that is delivering the product, such party would be responsible for damages arising from events occurring prior to delivery.
- In connection with their sales of various businesses, WPD and its affiliates have provided the purchasers with indemnifications that are standard for such transactions, including indemnifications for certain pre-existing liabilities and environmental and tax matters. In addition, in connection with certain of these sales, WPD and its affiliates have agreed to continue their obligations under existing third-party guarantees, either for a set period of time following the transactions or upon the condition that the purchasers make reasonable efforts to terminate the guarantees. Finally, WPD and its affiliates remain secondarily responsible for lease payments under certain leases that they have assigned to third parties.

PPL, on behalf of itself and its subsidiaries, maintains insurance that covers liability assumed under contract for bodily injury and property damage. The coverage requires a $4 million deductible per occurrence and provides maximum aggregate coverage of approximately $175 million. This insurance may be applicable to certain obligations under the contractual arrangements discussed above.

15. Related Party Transactions

See Note 22 for a discussion of PPL Capital Funding Trust I and SIUK Capital Trust I, and see Note 8 for a discussion of various transactions involving PPL Capital Funding subordinated notes that were held by PPL Capital Funding Trust I. As of December 31, 2004 and 2003, $89 million and $681 million is reflected as "Long-term Debt with Affiliate Trusts" on PPL's Balance Sheet.

16. Other Income – Net

The breakdown of PPL's "Other Income – net" was as follows:

	2004	2003	2002
Other Income			
Interest income – IRS settlement	**$23**		
Other interest income	**16**	$12	$28
Sale of CEMAR (Note 9)	**23**		
Equity earnings	**3**		2
Realized earnings on nuclear decommissioning trust[(a)]	**(7)**	20	
Gain by WPD on the disposition of property	**3**	3	6
Hyder-related activity	**3**	8	
Rental income		4	
Reduction of reserves for receivables from Enron		10	
Legal claim settlements		3	
Miscellaneous – domestic	**7**	8	5
Miscellaneous – international	**7**	10	13
Total	**78**	78	54
Other Deductions			
Impairment of investment in technology supplier (Note 9)	**10**		
Asset valuation write-down		3	1
Charitable contributions	**2**	2	2
Realized loss on available-for-sale investment	**6**		
Non-operating taxes, other than income	**2**	1	3
Hyder-related activity			5
Miscellaneous – domestic	**6**	4	7
Miscellaneous – international	**11**	10	7
Other Income – net	**$41**	$58	$29

(a) 2004 includes a $(10) million and a $(2) million adjustment to the realized earnings on the nuclear decommissioning trust recorded in 2003. The adjustment was recorded in the fourth quarter of 2004, as the adjustment was not material to the financial statements for any affected periods in 2003 or 2004, or as recorded in the fourth quarter of 2004.

17. Derivative Instruments and Hedging Activities

PPL adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001. In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amended and clarified SFAS 133 to improve financial accounting and reporting for derivative instruments and hedging activities. To ensure that contracts with comparable characteristics are accounted for similarly, SFAS 149 clarified the circumstances under which a contract with an initial net investment meets the characteristics of a derivative, clarified when a derivative contains a financing component, amended the definition of an "underlying" and amended certain other existing pronouncements. Additionally, SFAS 149 placed additional limitations on the use of the normal purchase or normal sale exception. SFAS 149 was effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003, except certain provisions relating to forward purchases or sales of when-issued securities or other securities that did not yet exist. PPL adopted SFAS 149 as of July 1, 2003. The adoption of SFAS 149 did not have a significant impact on PPL or its subsidiaries.

Management of Market Risk Exposures

Market risk is the potential loss PPL may incur as a result of price changes associated with a particular financial or commodity instrument. PPL is exposed to market risk from:

- commodity price risk for energy and energy-related products associated with the sale of electricity from its generating assets and other electricity marketing activities, the purchase of fuel for the generating assets and energy trading activities;
- interest rate risk associated with variable-rate debt and the fair value of fixed-rate debt used to finance operations, as well as the fair value of debt securities invested in by PPL's nuclear decommissioning fund;
- foreign currency exchange rate risk associated with investments in affiliates in Latin America and Europe, as well as purchases of equipment in currencies other than U.S. dollars; and
- equity securities price risk associated with the fair value of equity securities invested in by PPL's nuclear decommissioning fund.

PPL has a risk management policy approved by the Board of Directors to manage market risk and counterparty credit risk. The RMC, comprised of senior management and chaired by the Vice President-Risk Management, oversees the risk management function. Key risk control activities designed to ensure compliance with risk policies and detailed programs include, but are not limited to, credit review and approval, validation of transactions and market prices, verification of risk and transaction limits, sensitivity analyses, and daily portfolio reporting, including open positions, mark-to-market valuations, and other risk measurement metrics.

PPL utilizes forward contracts, futures contracts, options, swaps and tolling agreements as part of its risk management strategy to minimize unanticipated fluctuations in earnings caused by commodity price, interest rate and foreign currency volatility. All derivatives are recognized on the balance sheet at their fair value, unless they meet SFAS 133 criteria for exclusion (see discussion in "Accounting Designations" below).

Fair Value Hedges

PPL and its subsidiaries enter into financial or physical contracts to hedge a portion of the fair value of firm commitments of forward electricity sales. These contracts range in maturity through 2006. Additionally, PPL and its subsidiaries enter into financial contracts to hedge fluctuations in market value of existing debt issuances. These contracts range in maturity through 2029.

PPL did not recognize significant gains or losses resulting from hedges of firm commitments that no longer qualified as fair value hedges for 2004, 2003 or 2002.

PPL also did not recognize any gains or losses resulting from the ineffective portion of fair value hedges for these years.

Cash Flow Hedges

PPL and its subsidiaries enter into financial and physical contracts, including forwards, futures and swaps, to hedge the price risk associated with electric, gas and oil commodities. These contracts range in maturity through 2010. Additionally, PPL and its subsidiaries enter into financial interest rate swap contracts to hedge interest expense associated with both existing and anticipated debt issuances. These swaps range in maturity through 2015. PPL and its subsidiaries also enter into foreign currency forward contracts to hedge the cash flows associated with foreign currency-denominated debt, the exchange rates associated with firm commitments denominated in foreign currencies and the net investment of foreign operations. These forward contracts range in maturity through 2028.

Cash flow hedges may be discontinued if it is probable that the original forecasted transaction will not occur by the end of the originally specified time period. Due to the extinguishment of a consolidated trust's debt related to the Sundance and University Park generating facilities in June 2004, interest rate swaps that hedged the interest payments on the debt were terminated. Therefore, PPL reclassified a $3 million pre-tax loss ($2 million after-tax) from other comprehensive income to "Interest Expense" on the Statement of Income for the twelve months ended December 31, 2004. Additionally, PPL and its subsidiaries discontinued certain cash flow hedges for the years ended December 31, 2003 and 2002, which resulted in the reclassification of net losses, after tax, from other comprehensive income (reported in "Wholesale energy marketing" revenues, "Energy purchases" and "Interest Expense" on the Statement of Income): $(2) million in 2004, $(7) million in 2003 and $(9) million in 2002.

Due to hedge ineffectiveness, PPL reclassified net gains and losses, after tax, that were not significant, from other comprehensive income (reported in "Wholesale energy marketing" revenues and "Energy purchases" on the Statement of Income) for the years ended December 31, 2004 and 2003. PPL reclassified a $2 million net loss, after tax, due to hedge ineffectiveness from other comprehensive income to income for the year ended December 31, 2002.

Ineffectiveness associated with interest rate and foreign currency derivatives was not significant for 2004, 2003 and 2002.

As of December 31, 2004, the deferred net loss, after tax, on derivative instruments in "Accumulated other comprehensive income" expected to be reclassified into earnings during the next twelve months was $42 million.

The following table shows the change in accumulated unrealized gains or losses on derivatives after tax, in accumulated other comprehensive income for the following periods:

	2004	2003
Beginning accumulated derivative gain	**$ 36**	$ 7
Net change associated with current period hedging activities and other	**(211)**	(42)
Net change associated with net investment hedges	**1**	(6)
Net change from reclassification into earnings	**105**	77
Ending accumulated derivative gain (loss)	**$ (69)**	$ 36

Accounting Designations

For energy contracts that meet the definition of a derivative, the circumstances and intent existing at the time that energy transactions are entered into determine their accounting designation, which is subsequently verified by an independent internal group on a daily basis. The following summarizes the electricity guidelines that have been provided to the marketers who are responsible for contract designation for derivative energy contracts in accordance with SFAS 149:

- Any wholesale and retail contracts to sell electricity and the related capacity that are expected to be delivered from PPL's generation or that do not meet the definition of a derivative are considered "normal." These transactions are not recorded in the financial statements and have no earnings impact until delivery.
- Physical electricity-only transactions can receive cash flow hedge treatment if all of the qualifications under SFAS 133 are met.
- Any physical energy sale or purchase deemed to be a "market call" are considered speculative, with unrealized gains or losses recorded immediately through earnings.
- Financial transactions, which can be settled in cash, cannot be considered "normal" because they do not require physical delivery. These transactions receive cash flow hedge treatment if they lock in the price PPL will receive or pay for energy expected to be generated or purchased in the spot market.
- Physical and financial transactions for gas and oil to meet fuel and retail requirements can receive cash flow hedge treatment if they lock-in the price PPL will pay in the spot market.
- Option contracts that do not meet the requirements of DIG Issue C15, "Scope Exceptions: Interpreting the Normal Purchases and Normal Sales Exception as an Election," do not receive hedge accounting treatment and are marked to market through earnings.

Any unrealized gains or losses on transactions receiving cash flow hedge treatment are recorded in other comprehensive income. These unrealized gains and losses become realized when the contracts settle and are recognized in income when the hedged transactions occur.

In addition to energy-related transactions, PPL and its subsidiaries enter into financial interest rate and foreign currency swap contracts to hedge interest expense associated with both existing and anticipated debt issuances. PPL and its subsidiaries also enter into foreign currency swap contracts to hedge the fair value of firm commitments denominated in foreign currency and net investments in foreign operations. As with energy transactions, the circumstances and intent existing at the time of the transaction determine a contract's accounting designation, which is subsequently verified by an independent internal group on a daily basis. The following is a summary of certain guidelines that have been provided to PPL's treasury department, which is responsible for contract designation:

- Transactions to lock-in an interest rate prior to a debt issuance are considered cash flow hedges. Any unrealized gains or losses on transactions receiving cash flow hedge treatment are recorded in other comprehensive income and are amortized as a component of interest expense over the life of the debt.
- Transactions entered into to hedge fluctuations in the value of existing debt are considered fair value hedges. To the extent that the change in the fair value of the derivative offsets the change in the fair value of the existing debt, there is no earnings impact, as both changes are reflected in interest expense. Realized gains and losses over the life of the hedge are reflected in interest expense.
- Transactions entered into to hedge the value of a net investment of foreign operations are considered net investment hedges. To the extent that the derivatives are highly effective at hedging the value of the net investment, gains and losses are recorded in other comprehensive income/loss and will not be recorded in earnings until the investment is disposed of.
- Derivative transactions which do not qualify for hedge accounting treatment are marked to market through earnings.

Related Implementation Issues

In June 2001, the FASB issued definitive guidance on DIG Issue C15, "Scope Exceptions: Normal Purchases and Normal Sales Exception for Certain Option-Type Contracts and Forward Contracts in Electricity." DIG Issue C15 provides additional guidance on the classification and application of derivative accounting rules relating to purchases and sales of electricity utilizing forward and option contracts. This guidance became effective as of July 1, 2001. In December 2001, the FASB revised the guidance in DIG Issue C15, principally related to the eligibility of options for the normal purchases and normal sales exception. The revised guidance was effective April 1, 2002. In November 2003, the FASB again revised the guidance in DIG Issue C15 to clarify the application of derivative accounting rules for contracts that may involve capacity. The guidance was effective January 1, 2004, for PPL and did not have a significant impact on its financial statements.

In June 2003, the FASB issued DIG Issue C20, "Scope Exceptions: Interpretation of the Meaning of Not Clearly and Closely Related in Paragraph 10(b) Regarding Contracts with a Price Adjustment Feature," which became effective October 1, 2003. DIG Issue C20 addresses a requirement in SFAS 133 that contracts that qualify for normal treatment must feature pricing that is clearly and closely related to the asset being sold. Diversity in practice had developed among companies. DIG Issue C20 permits normal treatment if a price adjustment factor, such as a broad market index (e.g., Consumer Price Index), is not extraneous to both the cost and the fair value of the asset being sold and is not significantly disproportionate in terms of the magnitude and direction when compared with the asset being sold. However, DIG Issue C20 also stated that prior guidance did not permit the use of a broad market index to serve as a proxy for an ingredient or direct factor. Thus, DIG Issue C20 required that contracts that had been accounted for as normal, but were not eligible for normal treatment under prior guidance be reflected on the balance sheet at their fair value, with an offsetting amount reflected in income as of the date of adoption. These contracts could then be evaluated under the provisions of DIG Issue C20 to determine whether they could qualify for normal treatment prospectively. PPL recorded a pre-tax charge to income of $2 million in the fourth quarter of 2003 to comply with the provisions of DIG Issue C20.

PPL and its subsidiaries adopted the final provisions of EITF 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities," during the fourth quarter of 2002. As such, PPL reflects its net realized and unrealized gains and losses associated with all derivatives that are held for trading purposes in the "Net energy trading margins" line on the Statement of Income. Non-derivative contracts that met the definition of energy trading activities as defined by EITF 98-10, "Accounting for Energy Trading and Risk Management Activities" are reflected in the financial statements using the accrual method of accounting. Under the accrual method of accounting, unrealized gains and losses are not reflected in the financial statements. Prior periods were reclassified. No cumulative effect adjustment was required upon adoption.

PPL and its subsidiaries adopted the final provisions of EITF 03-11, "Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not 'Held for Trading Purposes' as Defined in Issue No. 02-3," prospectively as of October 1, 2003. As a result of this adoption, non-trading bilateral sales of electricity at major market delivery points are netted with purchases that offset the sales at those same delivery points. A major market delivery point is any delivery point with liquid pricing available. The impact of adopting EITF 03-11 was a reduction in both "Wholesale energy marketing" revenues and "Energy purchases" by $277 million on the Statement of Income for the year ended December 31, 2004, and a reduction of $105 million for the year ended December 31, 2003.

Credit Concentration

PPL and its subsidiaries enter into contracts with many entities for the purchase and sale of energy. Many of these contracts are considered a normal part of doing business and, as such, the mark-to-market value of these contracts is not reflected in the financial statements. However, the mark-to-market value of these contracts is considered when committing to new business from a credit perspective.

PPL and its subsidiaries have credit exposures to energy trading partners. The majority of these exposures are the mark-to-market value of multi-year contracts for energy sales and purchases. Therefore, if these counterparties fail to perform their obligations under such contracts, PPL and its subsidiaries would not experience an immediate financial loss, but would experience lower revenues or higher costs in future years to the extent that replacement sales or purchases could not be made at the same prices as those under the defaulted contracts.

At December 31, 2004, PPL had a credit exposure of $296 million to energy trading partners. Ten counterparties accounted for 69% of this exposure. No other individual counterparty accounted for more than 3% of the exposure. Eight of the ten counterparties had an investment grade credit rating from Standard & Poor's Ratings Services (S&P). Two non-investment grade counterparties have remained current on obligations under their respective contracts.

PPL and its subsidiaries have the right to request collateral from each of these counterparties, except for one government agency, in the event their credit ratings fall below investment grade. It is also the policy of PPL and its subsidiaries to enter into netting agreements with all of their counterparties to minimize credit exposure.

Enron Bankruptcy

In connection with the December 2001 bankruptcy filings by Enron Corporation and its affiliates (collectively, Enron), two PPL subsidiaries terminated certain electricity, gas and other trading agreements with Enron. In October 2002, the PPL subsidiaries filed proofs of claim in Enron's bankruptcy proceedings in the aggregate of approximately $50 million, which reflected the fair value of the forward contracts at the time of termination, as well as any net unpaid receivables from completed transactions. These claims were against Enron North America and Enron Power Marketing (the Enron Subsidiaries), and against Enron Corporation, which had guaranteed the Enron Subsidiaries' performance (the Enron Corporation Guarantees). PPL established a reserve for uncollectible accounts for the total amount of the claim.

During 2003, PPL and Enron engaged in discussions regarding the amount of claims that would be allowed against the Enron Subsidiaries. Although no formal agreement on such amounts was reached, PPL believed that its claims against the Enron Subsidiaries would eventually be allowed in the bankruptcy at approximately $46 million. Accordingly, PPL reduced its receivables from Enron, and the associated reserve for uncollectible accounts, by $4 million. PPL also determined that it is probable that its subsidiaries will recover approximately $10 million of these receivables from the Enron Subsidiaries, and may collect additional amounts under the Enron Corporation Guarantees. Therefore, PPL determined that it was appropriate to reduce its reserve by an additional $10 million.

In September 2004, the PPL subsidiaries entered into an agreement with the Enron Subsidiaries pursuant to which the parties agreed that the PPL claims would be allowed in the bankruptcy at approximately $46 million. In January 2005, the bankruptcy court in the Enron case approved this agreement.

Enron Corporation has filed suits against the PPL subsidiaries asserting that the Enron Corporation Guarantees should be voided as fraudulent transfers. If Enron Corporation were successful in these suits, the claims against Enron Corporation under the Enron Corporation Guarantees would not be allowed in the bankruptcy proceeding.

18. Restricted Cash

The following table details the components of restricted cash by type, as of December 31:

	2004	2003
Current:		
Collateral for letters of credit [a]	**$ 42**	
Miscellaneous	**8**	$10
Restricted cash – current	**50**	10
Noncurrent:		
Insurance subsidiary required reserves [b]	**37**	19
PPL Transition Bond Company Indenture reserves [c]	**22**	29
Restricted cash – noncurrent	**59**	48
Total restricted cash	**$109**	$58

[a] A deposit with a financial institution of funds from the asset-backed commercial paper program to fully collateralize $42 million of letters of credit. See Note 8 for further discussion on the asset-backed commercial paper program.

[b] Funds that WPD's insurance subsidiary is required to keep on deposit.

[c] Credit enhancement for PPL Transition Bond Company's $2.4 billion Series 1999-1 Bonds to protect against losses or delays in scheduled payments.

19. Goodwill and Other Intangible Assets

Acquired Intangible Assets

The carrying amount and the accumulated amortization of acquired intangible assets were as follows:

	December 31, 2004		December 31, 2003	
	Carrying Amount	**Accumulated Amortization**	Carrying Amount	Accumulated Amortization
Land and transmission rights	**$275**	**$ 98**	$269	$94
Emission allowances	**78**		49	
Licenses and other	**71**	**11**	51	4
	$424	**$109**	$369	$98

Current intangible assets are included in "Current Assets – Other," and long-term intangible assets are included in "Other intangibles" on the Balance Sheet.

Amortization expense for 2004, 2003 and 2002 was approximately $6 million each year. Amortization expense is estimated at $7 million per year for 2005 through 2009.

Goodwill

The changes in the carrying amounts of goodwill by segment were as follows:

	Supply	International	Delivery	Total
Balance as of December 31, 2002	$85	$334	$ 55	$ 474
Effect of foreign currency exchange rates		92		92
Purchase accounting adjustments [a]	8	500		508
Discontinued operations		(6)[b]		(6)
Balance as of December 31, 2003	93	920	55	1,068
Effect of foreign currency exchange rates		93		93
Purchase accounting adjustments	1	(35)[c]		(34)
Balance as of December 31, 2004	**$94**	**$978**	**$ 55**	**$1,127**

[a] See Note 9 for additional information on international goodwill adjustments.

[b] In December 2003, the PPL Global Board of Managers authorized the sale of its investment in a Latin American telecommunications company. As a result of this decision, PPL Global wrote off $6 million of goodwill. See Note 9 for additional information.

[c] Consists primarily of adjustments pursuant to EITF Issue 97-3, "Uncertainties Related to Income Taxes in a Purchase Business Combination."

In accordance with SFAS 142, "Goodwill and Other Intangible Assets," which PPL and its subsidiaries adopted on January 1, 2002, the reporting units of the Supply, Delivery and International segments completed the transition impairment test in the first quarter of 2002. A transition goodwill impairment loss of $150 million was recognized in the Latin American reporting unit within the International segment, and is reported in "Cumulative Effects of Changes in Accounting Principles" on the Statement of Income. The fair value of the reporting unit was estimated using the expected present value of future cash flows.

20. Workforce Reduction

In an effort to improve operational efficiency and reduce costs, PPL and its subsidiaries commenced a workforce reduction assessment in June 2002. The program was broad-based and impacted all employee groups, except certain positions that are key to providing high-quality service to PPL's electricity delivery customers.

PPL recorded charges of $9 million and $75 million in 2003 and 2002. These charges included employee terminations associated with implementation of the Automated Meter Reading project. There was no impact to earnings in 2004.

As of December 31, 2004, 587 employees of PPL subsidiaries were terminated and four have committed to retire in early 2005, completing the workforce reduction plan. The program provided primarily for enhanced early retirement benefits and/or one-time special pension separation allowances based on an employee's age and years of service. These features of the program are paid from the PPL Retirement Plan pension trust and increased PPL's pension liabilities in 2002 and 2003 when recorded. Substantially all of the accrued non-pension benefits have been paid.

21. Asset Retirement Obligations

PPL adopted SFAS 143, "Accounting for Asset Retirement Obligations," effective January 1, 2003. In connection with the adoption of SFAS 143, PPL recorded a cumulative effect of adoption that increased net income by $63 million (net of tax of $44 million), or $0.36 per share.

PPL identified various legal obligations to retire long-lived assets, the largest of which relates to the decommissioning of the Susquehanna station. PPL identified and recorded other asset retirement obligations related to significant interim retirements at the Susquehanna station, and various environmental requirements for coal piles, ash basins and other waste basin retirements.

PPL also identified legal retirement obligations that were not measurable at this time. These items included the retirement of certain transmission assets and a reservoir. These retirement obligations were not measurable due to indeterminable dates of retirement.

Amounts collected from PPL Electric's customers for decommissioning, less applicable taxes, are deposited in external trust funds for investment and can only be used for future decommissioning costs. The fair value of the nuclear decommissioning trust fund was $409 million and $357 million as of December 31, 2004 and 2003.

The changes in the carrying amounts of asset retirement obligations were as follows:

Asset retirement obligation at January 1, 2003	$229
Add: Accretion expense	18
Less: Settlement	5
Asset retirement obligation at December 31, 2003	242
Add: Accretion expense	19
Less: Settlement	4
Asset retirement obligation at December 31, 2004	**$257**

22. Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 clarified that variable interest entities, as defined therein, that do not disperse risks among the parties involved should be consolidated by the entity that is determined to be the primary beneficiary. In December 2003, the FASB revised FIN 46 by issuing Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," which is known as FIN 46(R) and replaces FIN 46. FIN 46(R) does not change the general consolidation concepts of FIN 46. Among other things, FIN 46(R) clarifies certain provisions of FIN 46 and provides additional scope exceptions for certain types of businesses. FIN 46 applied immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtained an interest after January 31, 2003. FIN 46(R) provides that a public entity that is not a small business issuer (i) should apply FIN 46 or FIN 46(R) to entities that are considered to be SPEs no later than the end of the first reporting period that ends after December 15, 2003 and (ii) should apply the provisions of FIN 46(R) to all entities no later than the end of the first reporting period that ends after March 15, 2004.

As permitted by FIN 46(R), PPL and its subsidiaries adopted FIN 46 effective December 31, 2003, for entities created before February 1, 2003, that are considered to be SPEs. This adoption resulted in the consolidation of the lessors under the operating leases for the Sundance, University Park and Lower Mt. Bethel generation facilities, as well as the deconsolidation of two wholly owned trusts. See below for further discussion. Also, as permitted by FIN 46(R), PPL and its subsidiaries deferred the application of FIN 46 for other entities and adopted FIN 46(R) for all entities on March 31, 2004. The adoption of FIN 46(R) did not have a material impact on the results of PPL and its subsidiaries.

Additional Entities Consolidated

In May 2001, a subsidiary of PPL entered into a lease arrangement, as lessee, for the development, construction and operation of commercial power generation facilities. The lessor was created for the sole purpose of owning the facilities and incurring the related financing costs. The $660 million operating lease arrangement covered the 450 MW gas-fired Sundance project near Coolidge, Arizona and the 540 MW gas-fired University Park project near University Park, Illinois. These facilities were substantially complete in July 2002, at which time the initial lease term commenced. In June 2004, PPL subsidiaries purchased the Sundance and University Park generation assets from the lessor. See Note 8 for further discussion of the purchase.

In December 2001, another subsidiary of PPL entered into a $455 million operating lease arrangement, as lessee, for the development, construction and operation of a 582 MW gas-fired combined-cycle generation facility located in Lower Mt. Bethel Township, Northampton County, Pennsylvania. The lessor was created for the sole purpose of owning the facilities and incurring the related financing costs. The initial lease term commenced on the date of commercial operation, which occurred in May 2004, and ends in December 2013. The lease financing, which is included in "Long-term Debt," is secured by, among other things, the generation facility. As of December 31, 2004, the facility had a carrying value of $470 million, net of accumulated depreciation and amortization of $10 million, and was included in "Property, Plant and Equipment – net" and "Other intangibles" on the Balance Sheet. As of December 31, 2003, the facility had a carrying value of $442 million, which was included in "Construction work in progress" and "Other intangibles" on the Balance Sheet.

PPL was required to consolidate the financial statements of the lessors under the operating leases for the Sundance, University Park and Lower Mt. Bethel generation facilities effective December 31, 2003, since it was the primary beneficiary of these entities. Upon initial consolidation, PPL recognized a charge of $27 million (net of tax of $18 million) as a cumulative effect of a change in accounting principle.

Entities Deconsolidated

Effective December 31, 2003, PPL deconsolidated PPL Capital Funding Trust I and SIUK Capital Trust I. These trusts were deconsolidated because PPL was not the primary beneficiaries of the trusts under interpretations of FIN 46. The deconsolidation of the trusts did not impact the earnings of PPL. See below for a discussion of PPL's interest in the trusts. See Note 15 for a discussion of the presentation of the related party debt.

In May 2001, PPL and PPL Capital Funding Trust I, a wholly owned financing subsidiary of PPL, issued $575 million of 7.75% PEPS Units. Each PEPS Unit consisted of (i) a contract to purchase shares of PPL common stock on or prior to May 2004 and (ii) a trust preferred security of PPL Capital Funding Trust I with a maturity date of May 2006. The trust's sole source of funds for distributions were from payments of interest on 7.29% subordinated notes of PPL Capital Funding, due May 18, 2006, that were issued to the trust. PPL guaranteed the payment of principal and interest on the subordinated notes issued to the trust by PPL Capital Funding. PPL also fully and unconditionally guaranteed all of the trust's obligations under the trust preferred securities. All of the preferred securities of PPL Capital Funding Trust I were cancelled in 2004, and the trust was terminated in June 2004. See Note 8 for a discussion of the cancellation of the trust preferred securities.

SIUK Capital Trust I issued $82 million of 8.23% preferred securities maturing in February 2027 and invested the proceeds in 8.23% subordinated debentures maturing in February 2027 issued by SIUK Limited. Thus, the preferred securities are supported by a corresponding amount of subordinated debentures. SIUK Limited owned all of the common securities of SIUK Capital Trust I and guaranteed all of SIUK Capital Trust I's obligations under the preferred securities. In January 2003, SIUK Limited transferred its assets and liabilities, including the common securities of SIUK Capital Trust I and the obligations under the subordinated debentures, to WPD LLP. Therefore, WPD LLP currently guarantees all of SIUK Capital Trust I's obligations under the preferred securities. SIUK Capital Trust I may, at the discretion of WPD LLP, redeem the preferred securities, in whole or in part, at 104.115% of par beginning February 2007 and thereafter at an annually declining premium over par through January 2017, after which time they are redeemable at par.

23. New Accounting Standards

SFAS 123(R)

In December 2004, the FASB issued SFAS 123 (revised 2004), "Share-Based Payment," which is known as SFAS 123(R) and replaces SFAS 123, "Accounting for Stock-Based Compensation," as amended by SFAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Among other things, SFAS 123(R) eliminates the alternative to use the intrinsic value method of accounting for stock-based compensation. SFAS 123(R) requires public entities to recognize compensation expense for awards of equity instruments to employees based on the grant-date fair value of the awards. SFAS 123(R) is effective for public entities that do not file as small business issuers as of the beginning of the first interim or annual period that begins after June 15, 2005.

SFAS 123(R) requires public entities to apply the modified prospective application transition method of adoption. Under this application, entities must recognize compensation expense based on the grant-date fair value for new awards granted or modified after the effective date and for unvested awards outstanding on the effective date. Additionally, public entities may choose to apply modified retrospective application to periods before the effective date of SFAS 123(R). This application may be applied either to all prior years for which SFAS 123 was effective or only to prior interim periods in the year of initial adoption of SFAS 123(R). Under modified retrospective application, prior periods would be adjusted to recognize compensation expense as though stock-based awards granted, modified or settled in cash in fiscal years beginning after December 15, 1994, had been accounted for under SFAS 123.

PPL and its subsidiaries must adopt SFAS 123(R) no later than July 1, 2005. PPL and its subsidiaries do not plan to apply modified retrospective application to any periods prior to the date of adoption. In addition, PPL and its subsidiaries adopted the fair-value method of accounting for stock-based compensation under SFAS 123 effective January 1, 2003. Therefore, the adoption of SFAS 123(R) is not expected to have a material impact on PPL and its subsidiaries. See Note 1 for a discussion of the change in accounting for stock-based compensation as of January 1, 2003.

FIN 46(R)

See Note 22 for a discussion of FIN 46(R) "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," and the impact of its adoption.

EITF Issue 03-1

In March 2004, the FASB ratified certain consensuses in EITF Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF Issue 03-1 provides guidance for determining when an investment in certain debt and equity securities is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. EITF Issue 03-1 also contains disclosure requirements related to information about impairments that have not been recognized as other than temporary as well as disclosure requirements for investments accounted for under the cost method. The recognition and measurement provisions of EITF Issue 03-1 were originally required to be applied to other-than-temporary impairment evaluations as of the balance sheet date in reporting periods beginning after June 15, 2004. However, in September 2004 the FASB issued FSP EITF Issue 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments'," which temporarily delayed the effective date for applying the recognition and measurement provisions. The disclosure provisions related to cost method investments are effective for annual financial statements for fiscal years ending after June 15, 2004, while all other disclosure provisions were effective for annual financial statements for fiscal years ending after December 15, 2003.

The EITF is currently considering issuing additional guidance on assessing other-than-temporary impairments under EITF Issue 03-1. The potential impact of adopting the recognition and measurement provisions of EITF Issue 03-1 is not yet determinable, but could be material.

As of December 31, 2004, PPL Energy Supply's nuclear decommissioning trust fund contained investments with an aggregate unrealized loss position of approximately $3 million, of which $1 million was attributable to investments with an aggregate fair value of approximately $56 million that have been in a continuous unrealized loss position for less than 12 months and $2 million was attributable to investments with an aggregate fair value of approximately $29 million that have been in a continuous unrealized loss position for 12 months or longer. This minor decline in value is primarily due to interest rate changes on government securities. Currently, PPL Energy Supply believes it is reasonable to expect these securities to recover from this temporary decline in value.

EITF Issue 03-6

In March 2004, the FASB ratified EITF Issue 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128, 'Earnings per Share'." EITF Issue 03-6 addresses a number of issues regarding the calculation of basic EPS by companies that have issued securities other than common stock that participate in dividends and earnings, which are known as participating securities. EITF Issue 03-6 requires participating securities to be included in the calculation of basic EPS using the two-class method and provides guidance in applying the two-class method. EITF Issue 03-6 is effective for reporting periods beginning after March 31, 2004, and it requires restatement of prior periods. PPL adopted EITF Issue 03-6 during the second quarter of 2004. The initial adoption did not have an impact on PPL.

EITF Issue 03-16

In March 2004, the FASB ratified EITF Issue 03-16, "Accounting for Investments in Limited Liability Companies." EITF Issue 03-16 provides that an investment in a limited liability company (LLC) that maintains a specific ownership account for each investor should be viewed similarly to an investment in a limited partnership for purposes of determining whether a noncontrolling interest in the LLC should be accounted for using the cost or equity method. EITF Issue 03-16 is effective for reporting periods beginning after June 15, 2004, and is required to be applied as a change in accounting principle with a cumulative effect adjustment reflected in the period of adoption. PPL and its subsidiaries adopted EITF Issue 03-16 effective July 1, 2004. The adoption did not have a material impact on the results of PPL and its subsidiaries.

EITF Issue 04-8

In October 2004, the FASB ratified the consensuses in EITF Issue 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share." EITF Issue 04-8 requires contingently convertible instruments to be included in diluted EPS, if dilutive, regardless of whether the market price trigger for conversion has been met. EITF Issue 04-8 is effective for reporting periods ending after December 15, 2004, and it requires restatement of prior periods in certain circumstances. PPL adopted EITF Issue 04-8 effective December 31, 2004. Since PPL modified the terms of PPL Energy Supply's 2.625% Convertible Senior Notes due 2023 in November 2004, the adoption did not have a material impact on PPL's diluted EPS for 2004 and did not result in any changes to diluted EPS for prior periods. See Note 4 for a discussion of the modification of the terms of the Convertible Senior Notes. See Note 8 for a discussion of the consent solicitation that effected the modifications.

FSP FAS 106-1 and FSP FAS 106-2

See Note 12 for a discussion of FSP FAS 106-1 and FSP FAS 106-2, "*Accounting and Disclosure Requirements Related to the Medicare Prescription* Drug, Improvement and Modernization Act of 2003."

FSP FAS 109-1 and FSP FAS 109-2

In December 2004, the FASB issued FSP FAS 109-1, "Application of FASB Statement No. 109, 'Accounting for Income Taxes,' to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004" and FSP FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." FSP FAS 109-1 requires companies to account for the tax deduction for qualified domestic production activities provided by the American Jobs Creation Act as a special deduction in accordance with SFAS 109. Thus, the impact of the deduction will be reported in the period in which the deduction is claimed on the tax return. FSP FAS 109-2 provides an exception to the SFAS 109 requirement to reflect in the period of enactment the effect of a new tax law. Under FSP FAS 109-2, a company is allowed time beyond the financial reporting period in which enactment occurred in order to evaluate the effect of the American Jobs Creation Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS 109. FSP FAS 109-2 provides that a company that is evaluating the repatriation provision of the American Jobs Creation Act shall apply the provisions of SFAS 109 as it decides on a plan for reinvestment or repatriation of its unremitted foreign earnings. Both FSP FAS 109-1 and FSP FAS 109-2 are effective December 21, 2004.

FSP FAS 109-1 and FSP FAS 109-2 did not impact PPL and its subsidiaries' financial results for 2004. PPL and its subsidiaries are in the process of evaluating the impact on future years, and such impact could be material. See Note 5 for discussion of the American Jobs Creation Act and disclosures regarding potential future repatriation of earnings.

Reconciliation of Financial Measures (Unaudited)

Millions of dollars, except per share data

"Net Income" is a financial measure determined in accordance with generally accepted accounting principles (GAAP). "Earnings from Ongoing Operations" as referenced in this Annual Report, is a non-GAAP financial measure. However, PPL's management believes that it provides useful information to investors, as a supplement to the comparable GAAP financial measure. Following is additional information on this non-GAAP financial measure, including a reconciliation to Net Income.

"Earnings from Ongoing Operations" excludes the impact of unusual items. Earnings from ongoing operations should not be considered as an alternative to net income, which is an indicator of operating performance determined in accordance with GAAP. PPL believes that earnings from ongoing operations, although a non-GAAP measure, is also useful and meaningful to investors because it provides them with PPL's underlying earnings performance as another criterion in making their investment decisions. PPL's management also uses earnings from ongoing operations in measuring certain corporate performance goals. Other companies may use different measures to present financial performance.

Reconciliation of Earnings from Ongoing Operations and Net Income*

	(Millions of Dollars)		*(Per Share – Diluted)*	
	2004	2003	**2004**	2003
Earnings from Ongoing Operations	**$690**	$642	**$ 3.72**	$ 3.71
Unusual Items (net of tax):				
Impairment of investment in technology supplier	**(6)**		**(0.03)**	
Sale of CGE	**(7)**		**(0.04)**	
Sale of CEMAR	**23**		**0.13**	
Discontinued operations	**(2)**		**(0.01)**	
Asset retirement obligation		63		0.36
Consolidation of off-balance sheet projects		(27)		(0.16)
Discontinued operations		(20)		(0.11)
CEMAR-related net tax benefit		81		0.47
Workforce reduction		(5)		(0.03)
Total Unusual Items	**8**	92	**0.05**	0.53
Net Income	**$698**	$734	**$ 3.77**	$ 4.24

Reconciliation of Business Segment Earnings from Ongoing Operations and Net Income*

For the year ended December 31, 2004	Supply	International	Delivery	Total
Earnings from Ongoing Operations	$427	$183	$80	$690
Unusual items	(6)	14		8
Net Income	**$421**	**$197**	**$80**	**$698**

*See page 24 in Management's Discussion and Analysis for financial statement note references for each of these unusual items for 2004 and 2003.

Glossary of Terms and Abbreviations

£ – British pounds sterling.

1945 First Mortgage Bond Indenture – PPL Electric's Mortgage and Deed of Trust, dated as of October 1, 1945, to Deutsche Bank Trust Company Americas, as trustee, as supplemented.

2001 Senior Secured Bond Indenture – PPL Electric's Indenture, dated as of August 1, 2001, to JPMorgan Chase Bank, as trustee, as supplemented.

AFUDC (Allowance for Funds Used During Construction) – the cost of equity and debt funds used to finance construction projects of regulated businesses, which is capitalized as part of construction cost.

ANEEL – National Electric Energy Agency, Brazil's agency that regulates the transmission and distribution of electricity.

APA – Asset Purchase Agreement.

APB – Accounting Principles Board.

ARB – Accounting Research Bulletin.

ARO – asset retirement obligation.

Bangor Hydro – Bangor Hydro-Electric Company.

Bcf – billion cubic feet.

CEMAR – Companhia Energética do Maranhão, a Brazilian electric distribution company in which PPL Global had a majority ownership interest until the transfer of this interest in April 2004.

CGE – Compañia General de Electricidad, S.A., a distributor of electricity and natural gas with other industrial segments in Chile and Argentina in which PPL Global had an 8.7% direct and indirect minority ownership interest until the sale of this interest in March 2004.

Clean Air Act – federal legislation enacted to address certain environmental issues related to air emissions including acid rain, ozone and toxic air emissions.

CTC – competitive transition charge on customer bills to recover allowable transition costs under the Customer Choice Act.

Customer Choice Act – the Pennsylvania Electricity Generation Customer Choice and Competition Act, legislation enacted to restructure the state's electric utility industry to create retail access to a competitive market for generation of electricity.

DelSur – Distribuidora de Electricidad Del Sur, S.A. de C.V., an electric distribution company in El Salvador, a majority of which is owned by EC.

DEP – Department of Environmental Protection, a state government agency.

Derivative – a financial instrument or other contract with all three of the following characteristics:
a. It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.
b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.
c. Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

DIG – Derivatives Implementation Group.

DRIP – Dividend Reinvestment Plan.

EC – Electricidad de Centroamerica, S.A. de C.V., an El Salvadoran holding company and the majority owner of DelSur. EC was also the majority owner of El Salvador Telecom, S.A. de C.V. until the sale of this company in June 2004. PPL Global has 100% ownership of EC.

EITF – Emerging Issues Task Force, an organization that assists the FASB in improving financial reporting through the identification, discussion and resolution of financial accounting issues within the framework of existing authoritative literature.

Elfec – Empresa de Luz y Fuerza Electrica Cochabamba S.A., a Bolivian electric distribution company in which PPL Global has a majority ownership interest.

Emel – Empresas Emel S.A., a Chilean electric distribution holding company in which PPL Global has a majority ownership interest.

EMF – electric and magnetic fields.

Enrichment – the concentration of fissionable isotopes to produce a fuel suitable for use in a nuclear reactor.

EPA – Environmental Protection Agency, a U.S. government agency.

EPS – earnings per share.

ESOP – Employee Stock Ownership Plan.

FASB – Financial Accounting Standards Board, a rulemaking organization that establishes financial accounting and reporting standards.

FERC – Federal Energy Regulatory Commission, the federal agency that regulates interstate transmission and wholesale sales of electricity and related matters.

FIN – FASB Interpretation.

FSP – FASB Staff Position.

GAAP – generally accepted accounting principles.

Griffith – a 600 MW gas-fired station in Kingman, Arizona, that is jointly owned by indirect subsidiaries of PPL Generation and Duke Energy Corporation.

GWh – gigawatt-hour, one million kilowatt-hours.

Hyder – Hyder Limited, a subsidiary of WPDL that was the previous owner of South Wales Electricity plc. In March 2001, South Wales Electricity plc was acquired by WPDH Limited and renamed WPD (South Wales).

ICP – Incentive Compensation Plan.

ICPKE – Incentive Compensation Plan for Key Employees.

Integra – Empresa de Ingenieria y Servicios Integrales Cochabamba S.A., a Bolivian construction and engineering services company, in which PPL Global has a majority ownership interest.

IRS – Internal Revenue Service, a U.S. government agency.

ISO – Independent System Operator.

ITC – intangible transition charge on customer bills to recover intangible transition costs associated with securitizing stranded costs under the Customer Choice Act.

kWh – kilowatt-hour, basic unit of electrical energy.

LIBOR – London Interbank Offered Rate.

MicDos – Minicentrales Dos, S.A., a Spanish company which owns several small hydroelectric generating facilities in Spain. PPL Global sold its ownership interest in MicDos in June 2004.

Mirant – Mirant Corporation, a diversified energy company based in Atlanta. PPL Global and Mirant jointly owned WPD from 1996 until September 6, 2002.

Montana Power – The Montana Power Company, a Montana-based company that sold its generating assets to PPL Montana in December 1999. Through a series of transactions consummated during the first quarter of 2002, Montana Power sold its electricity delivery business to NorthWestern.

MW – megawatt, one thousand kilowatts.

MWh – megawatt-hour, one thousand kilowatt-hours.

NorthWestern – NorthWestern Energy Division, a Delaware corporation and a division of NorthWestern Corporation and successor in interest to Montana Power's electricity delivery business, including Montana Power's rights and obligations under contracts with PPL Montana.

NPDES – National Pollutant Discharge Elimination System.

NRC – Nuclear Regulatory Commission, the federal agency that regulates the operation of nuclear power facilities.

NUGs (Non-Utility Generators) – generating plants not owned by public utilities, whose electrical output must be purchased by utilities under the PURPA if the plant meets certain criteria.

Ofgem – Office of Gas and Electricity Markets, the British agency that regulates transmission, distribution and wholesale sales of electricity and related matters.

PCB – polychlorinated biphenyl, an additive to oil used in certain electrical equipment up to the late-1970s. It is now classified as a hazardous chemical.

PEPS Units (Premium Equity Participating Security Units, or PEPS℠ Units) – securities issued by PPL and PPL Capital Funding Trust I that consisted of a Preferred Security and a forward contract to purchase PPL common stock.

PEPS Units, Series B (Premium Equity Participating Security Units, or PEPS℠ Units, Series B) – securities issued by PPL and PPL Capital Funding that consisted of an undivided interest in a debt security issued by PPL Capital Funding and guaranteed by PPL, and a forward contract to purchase PPL common stock.

PJM (PJM Interconnection, L.L.C.) – operator of the electric transmission network and electric energy market in all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and the District of Columbia.

PLR (Provider of Last Resort) – the role of PPL Electric in providing electricity to retail customers within its delivery territory who have not chosen to select an alternative electricity supplier under the Customer Choice Act.

PP&E – property, plant and equipment.

PPL – PPL Corporation, the parent holding company of PPL Electric, PPL Energy Funding and other subsidiaries.

PPL Capital Funding – PPL Capital Funding, Inc., a PPL financing subsidiary.

PPL Capital Funding Trust I – a Delaware statutory business trust created to issue the Preferred Security component of the PEPS Units. This trust was terminated in June 2004.

PPL Development Company – PPL Development Company, LLC, a subsidiary of PPL Services that has responsibility for all of PPL's acquisition, divestiture and development activities.

PPL Electric – PPL Electric Utilities Corporation, a regulated utility subsidiary of PPL that transmits and distributes electricity in its service territory and provides electric supply to retail customers in this territory as a PLR.

PPL Energy Funding – PPL Energy Funding Corporation, a subsidiary of PPL and the parent company of PPL Energy Supply.

PPL EnergyPlus – PPL EnergyPlus, LLC, a subsidiary of PPL Energy Supply that markets wholesale and retail electricity, and supplies energy and energy services in deregulated markets.

PPL Energy Supply – PPL Energy Supply, LLC, a subsidiary of PPL Energy Funding and the parent company of PPL Generation, PPL EnergyPlus, PPL Global and other subsidiaries.

PPL Gas Utilities – PPL Gas Utilities Corporation, a regulated utility subsidiary of PPL that specializes in natural gas distribution, transmission and storage services, and the competitive sale of propane.

PPL Generation – PPL Generation, LLC, a subsidiary of PPL Energy Supply that owns and operates U.S. generating facilities through various subsidiaries.

PPL Global – PPL Global, LLC, a subsidiary of PPL Energy Supply that owns and operates international energy businesses that are focused on the distribution of electricity.

PPL Maine – PPL Maine, LLC, a subsidiary of PPL Generation that owns generating operations in Maine.

PPL Martins Creek – PPL Martins Creek, LLC, a generating subsidiary of PPL Generation that owns generating operations in Pennsylvania.

PPL Montana – PPL Montana, LLC, an indirect subsidiary of PPL Generation that generates electricity for wholesale sales in Montana and the Pacific Northwest.

PPL Services – PPL Services Corporation, a subsidiary of PPL that provides shared services for PPL and its subsidiaries.

PPL Susquehanna – PPL Susquehanna, LLC, the nuclear generating subsidiary of PPL Generation.

PPL Transition Bond Company – PPL Transition Bond Company, LLC, a subsidiary of PPL Electric that was formed to issue transition bonds under the Customer Choice Act.

Preferred Securities – company-obligated mandatorily redeemable preferred securities issued by PPL Capital Funding Trust I, which solely held debentures of PPL Capital Funding, and by SIUK Capital Trust I, which solely holds debentures of WPD LLP.

PUC – Pennsylvania Public Utility Commission, the state agency that regulates certain ratemaking, services, accounting and operations of Pennsylvania utilities.

PUC Final Order – final order issued by the PUC on August 27, 1998, approving the settlement of PPL Electric's restructuring proceeding.

PURPA – Public Utility Regulatory Policies Act of 1978, legislation passed by the U.S. Congress to encourage energy conservation, efficient use of resources and equitable rates.

PURTA – the Pennsylvania Public Utility Realty Tax Act.

RMC – Risk Management Committee.

Sarbanes-Oxley 404 – Section 404 of the Sarbanes-Oxley Act of 2002, which sets requirements for management assessment of internal controls for financial reporting. It also requires an independent auditor to attest to and report on management's assessment.

SCR – selective catalytic reduction, a pollution control process.

SEC – Securities and Exchange Commission, a U.S. government agency whose primary mission is to protect investors and maintain the integrity of the securities markets.

SFAS – Statement of Financial Accounting Standards, the accounting and financial reporting rules issued by the FASB.

SIUK Capital Trust I – a business trust created to issue preferred securities and whose common securities are held by WPD LLP.

SIUK Limited – was an intermediate holding company within the WPDH Limited group. In January 2003, SIUK Limited transferred its assets and liabilities to WPD LLP.

SPE – special purpose entity.

Superfund – federal environmental legislation that addresses remediation of contaminated sites; states also have similar statutes.

Synfuel projects – production facilities that manufacture synthetic fuel from coal or coal byproducts. Favorable federal tax credits are available on qualified synthetic fuel products.

Tolling agreement – agreement whereby the owner of an electric generating facility agrees to use that facility to convert fuel provided by a third party into electric energy for delivery back to the third party.

VEBA – Voluntary Employee Benefit Association Trust, trust accounts for health and welfare plans for future benefit payments for employees, retirees or their beneficiaries.

WPD – refers collectively to WPDH Limited and WPDL. PPL Global purchased Mirant's 49% ownership interest in these entities on September 6, 2002, thereby achieving 100% ownership and operational control.

WPD LLP – Western Power Distribution LLP, a wholly owned subsidiary of WPDH Limited, which owns WPD (South West) and WPD (South Wales).

WPD (South Wales) – Western Power Distribution (South Wales) plc, a British regional electric utility company.

WPD (South West) – Western Power Distribution (South West) plc, a British regional electric utility company.

WPDH Limited – Western Power Distribution Holdings Limited, an indirect, wholly owned subsidiary of PPL Global. WPDH Limited owns WPD LLP.

WPDL – WPD Investment Holdings Limited, an indirect wholly owned subsidiary of PPL Global. WPDL owns 100% of the common shares of Hyder.

Board of Directors



Frederick M. Bernthal

Washington, D.C.
President
Universities Research Association
A consortium of 90 universities engaged in the construction and operation of major research facilities
Age 62, Director since 1997

Dr. Bernthal has served as president of URA since 1994. Prior to joining that organization, he was deputy director of the National Science Foundation. He also has served as a member of the U.S. Nuclear Regulatory Commission and as assistant secretary of state for Oceans, Environment and Science. Dr. Bernthal earned a Bachelor of Science degree in chemistry from Valparaiso University and a Ph.D. in nuclear chemistry from the University of California at Berkeley.



John R. Biggar

Allentown, Pa.
Executive Vice President and Chief Financial Officer
PPL Corporation
Age 60, Director since 2001

Mr. Biggar has served as executive vice president and chief financial officer of PPL Corporation since 2001. He also serves as a director of PPL Electric Utilities Corporation and as a trustee of Lycoming College. He began his career with PPL in 1969. Prior to being named to his current position, Mr. Biggar served as senior vice president and chief financial officer as well as vice president-Finance. Mr. Biggar earned a bachelor's degree in political science from Lycoming College and a Juris Doctor degree from Syracuse University.



John W. Conway

Philadelphia, Pa.
Chairman of the Board, President and Chief Executive Officer
Crown Holdings, Inc.
A leading international manufacturer of packaging products for consumer goods
Age 59, Director since 2000

Mr. Conway has served as Crown's top executive since 2001. Prior to that, he had been president and chief operating officer of the company. Mr. Conway joined Crown, Cork & Seal in 1991 as a result of its acquisition of Continental Can International Corporation, where he served as president and in various management positions. He earned a Bachelor of Arts degree in economics from the University of Virginia and a law degree from Columbia Law School.



E. Allen Deaver

Lancaster, Pa.
Former Executive Vice President and Director
Armstrong World Industries, Inc.
Manufacturer of interior furnishings and specialty products
Age 69, Director since 1991

Mr. Deaver retired from Armstrong in 1998, after a career of 37 years, spanning a number of key management positions. He earned a Bachelor of Science degree in mechanical engineering from the University of Tennessee.



Louise K. Goeser

Mexico City, Mexico
President and Chief Executive Officer
Ford of Mexico
Manufacturer of cars, trucks and related parts and accessories
Age 51, Director since 2003

Ms. Goeser served as vice president, Global Quality, at Ford Motor Company for four years before being named to her present position with Ford's Mexican subsidiary in 2005. Previously, she headed Whirlpool Corporation's quality and refrigeration units. Ms. Goeser started her career with Westinghouse Electric Corporation, where – over a 20-year period – she held a variety of key positions in the Energy Systems and Environmental businesses. She earned a bachelor's degree in mathematics from Pennsylvania State University and a Master of Business Administration degree from the University of Pittsburgh.

William F. Hecht



Allentown, Pa.
Chairman, President and Chief Executive Officer
PPL Corporation
Age 62, Director since 1990

Mr. Hecht has served as PPL's top executive since 1993. Prior to that, he served as president and chief operating officer for two years. He also serves as a director of PPL Electric Utilities Corporation, DENTSPLY International Inc., the Federal Reserve Bank of Philadelphia and RenaissanceRe Holdings Ltd. Mr. Hecht, who earned bachelor's and master's degrees in electrical engineering from Lehigh University, joined PPL in 1964.

Stuart Heydt



Hershey, Pa.
Former Chief Executive Officer
Geisinger Health System
A nonprofit health care provider
Age 65, Director since 1991

Dr. Heydt retired in 2000 as chief executive officer of the Geisinger Health System, an institution that he directed for eight years. He is past president and a Distinguished Fellow of the American College of Physician Executives. Dr. Heydt attended Dartmouth College and received an M.D. from the University of Nebraska.

W. Keith Smith



Pittsburgh, Pa.
Former Vice Chairman
Mellon Financial Corporation
Major financial services company
Age 70, Director since 2000

Mr. Smith served as vice chairman of Mellon Financial Corporation and senior vice chairman of Mellon Bank, N.A., before his retirement in 1998. He also is a director of DENTSPLY International Inc., West Penn Allegheny Health System, Allegheny General Hospital, Invesmart, Inc., Baytree Bancorp, Inc., Baytree National Bank and Trust Co. and Robert Morris University. Mr. Smith earned a Bachelor of Commerce degree from the University of Saskatchewan and a Master of Business Administration degree from the University of Western Ontario and is a Chartered Accountant.

Susan M. Stalnecker



Wilmington, Del.
Vice President-Government and Consumer Markets
DuPont Safety & Protection
E.I. du Pont de Nemours and Company
Manufacturer of pharmaceuticals, specialty chemicals, biotechnology and high-performance materials
Age 52, Director since 2001

Ms. Stalnecker served as vice president-Finance and treasurer for five years before being named to her present position in 2003. She also serves on the board of Duke University and is president of the Board of Trustees of the Delaware Art Museum. Ms. Stalnecker earned a bachelor's degree from Duke University and a Master of Business Administration degree from the Wharton School of Graduate Business at the University of Pennsylvania.

Board Committees

Executive Committee

William F. Hecht, Chair
Frederick M. Bernthal
E. Allen Deaver
Stuart Heydt

Audit Committee

Stuart Heydt, Chair
Frederick M. Bernthal
W. Keith Smith
Susan M. Stalnecker

Compensation and Corporate Governance Committee

E. Allen Deaver, Chair
John W. Conway
Stuart Heydt

Finance Committee

W. Keith Smith, Chair
John W. Conway
E. Allen Deaver
Susan M. Stalnecker

Nuclear Oversight Committee

Frederick M. Bernthal, Chair
E. Allen Deaver
Louise K. Goeser
Stuart Heydt

Management and Officers

Corporate Leadership Council

William F. Hecht
Chairman, President and CEO
PPL Corporation

John R. Biggar
Executive VP and CFO
PPL Corporation

James H. Miller
Executive VP and COO
PPL Corporation

Robert J. Grey
Senior VP, General Counsel and Secretary
PPL Corporation

Major Subsidiary Presidents

Paul T. Champagne
PPL EnergyPlus

Rick L. Klingensmith
PPL Global

Roger L. Petersen
PPL Development Company

Bryce L. Shriver
PPL Generation

John F. Sipics
PPL Electric Utilities

Officers

James E. Abel
VP-Finance and Treasurer
PPL Corporation

Robert W. Burke Jr.
VP and Chief Counsel
PPL Global

John F. Cotter
VP-Energy Marketing
PPL EnergyPlus

Paul A. Farr
VP and Controller
PPL Corporation

Robert M. Geneczko
VP-Customer Services
PPL Electric Utilities
President
PPL Gas Utilities

George T. Jones
VP-Special Projects
PPL Susquehanna

David H. Kelley
President
PPL Telcom

Michael E. Kroboth
VP-Energy Services
PPL EnergyPlus

Britt T. McKinney
VP-Nuclear Site Operations
PPL Susquehanna

Dennis J. Murphy
VP and COO-Eastern Fossil and Hydro
PPL Generation

Edward T. Novak
VP-Corporate Information Officer
PPL Services

Joanne H. Raphael
VP-External Affairs
PPL Services

Robert A. Saccone
VP-Nuclear Operations
PPL Susquehanna

Ronald Schwarz
VP-Human Resources
PPL Services

James M. Seif
VP-Corporate Relations
PPL Services

Vijay Singh
VP-Risk Management
PPL Services

Bradley E. Spencer
VP and COO-Western Fossil and Hydro
PPL Generation

Shareowner Information

Annual Meeting
Shareowners are invited to attend the annual meeting to be held on Friday, April 22, 2005, at Lehigh University's Stabler Arena in Bethlehem, Pa. The meeting will begin at 10 a.m. (EDT).

Stock Exchange Listings
PPL Corporation common stock is listed on the New York and Philadelphia stock exchanges. The symbol is PPL.

The company has filed with the SEC, as exhibits to its 2004 Annual Report on Form 10-K, the certifications of the company's Chief Executive Officer and its Chief Financial Officer required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. In addition, in 2004 the company submitted to the New York Stock Exchange (NYSE) and the Philadelphia Stock Exchange (PHLX) the required annual certifications of the company's Chief Executive Officer that he was not aware of any violation by the company of the NYSE's or PHLX's corporate governance listing standards.

Common Stock Prices

2004	High	Low	Dividends Declared
1st quarter	$47.23	$42.73	$.41
2nd quarter	46.97	39.83	.41
3rd quarter	48.39	44.70	.41
4th quarter	54.15	47.14	.41

2003	High	Low	Dividends Declared
1st quarter	$38.10	$31.65	$.385
2nd quarter	44.34	35.04	.385
3rd quarter	43.12	38.45	.385
4th quarter	43.89	38.88	.385

The company has paid quarterly cash dividends on its common stock in every year since 1946. The dividends declared per share in 2004 and 2003 were $1.64 and $1.54, respectively. The most recent regular quarterly dividend paid by the company was 41 cents per share, paid Jan. 1, 2005. On Feb. 25, 2005, the company increased its quarterly dividend to 46 cents per share (equivalent to $1.84 per year), effective with the quarterly dividend payable April 1, 2005, to holders of record on March 10, 2005.

Dividends
The planned dates for consideration of the declaration of dividends by the board of directors or its Executive Committee for the balance of 2005 are May 27, Aug. 26 and Nov. 18. Subject to the declaration, dividends are paid on the first day of April, July, October and January. Dividend checks are mailed in advance of those dates with the intention that they arrive as close as possible to the payment dates. The record dates for dividends for the balance of 2005 are expected to be June 10, Sept. 9 and Dec. 9.

Direct Deposit of Dividends
Shareowners may choose to have their dividend checks deposited directly into their checking or savings account. Quarterly dividend payments are electronically credited on the dividend date, or the first business day thereafter.

Dividend Reinvestment Plan
Shareowners may choose to have dividends on their PPL Corporation common stock or PPL Electric Utilities preferred stock reinvested in PPL Corporation common stock instead of receiving the dividend by check.

Certificate Safekeeping
Shareowners participating in the Dividend Reinvestment Plan may choose to have their common stock certificates forwarded to the company for safekeeping.

Lost Dividend Checks
Dividend checks lost by investors, or those that may be lost in the mail, will be replaced if the check has not been located by the 10th business day following the payment date.

Transfer of Stock
Stock may be transferred from one name to another or to a new account in the name of another person. Please contact PPL Investor Services regarding transfer instructions.

Lost Stock Certificates
Please call the Shareowner Information Line or write to PPL Investor Services for an explanation of the procedure to replace lost stock certificates.

Duplicate Mailings
Annual reports and other investor publications are mailed to each investor account. If you have more than one account, or if there is more than one investor in your household, you may contact PPL Investor Services to request that only one publication be delivered to your address.

Form 10-K
PPL Corporation's annual report on Form 10-K, filed with the Securities and Exchange Commission, is available about mid-March. Investors may obtain a copy, at no cost, by calling the Shareowner Information Line or by accessing the report via the company's Web site.

Investor Services
For any questions you have or additional information you require about PPL Corporation and its subsidiaries, please call the Shareowner Information Line, or write to:

Manager-PPL Investor Services
Two North Ninth Street (GENTW8)
Allentown, PA 18101

Internet Access
Registered shareowners can access their account information by visiting www.shareowneronline.com. For more information, visit our Web site at www.pplweb.com or contact PPL Investor Services via e-mail at invserv@pplweb.com.

Stock Transfer Agents and Registrars
Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139

PPL Investor Services Department

Dividend Disbursing Office and Dividend Reinvestment Plan Agent
PPL Investor Services Department

Shareowner Information Line
1-800-345-3085

Design: BCN Communications / www.bcncomm.com Photography: James Schnepf / Brian Steele Printing: Cenveo Anderson Lithograph Printed on recycled and recyclable paper



PPL Corporation Two North Ninth Street Allentown, PA 18101-1179 1-800-345-3085 www.pplweb.com